07025124

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Omega Project Holdings Co., Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUL 13 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 05030 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]

DAT : 7/11/07

RECEIVED
2007 JUL 10 A
JASDAQ

Brief Report for the Fiscal Year Ended March 31st 2007

Member of the Financial Accounting Standards Foundation
August 25, 2007

Listed company name	Omega Project Holdings Co., Ltd.	Listed exchange	JASDAQ
Code No.	6819 (URL http://www.omega.co.jp)	Residential Prefecture of Headquarters	Tokyo
Representative	President	Yoshiaki Kondo	
Contact officer	Operating Officer, Management Planning Division	Yutaka Morohashi	Tel.: +81-3-5216-6565

ARLS
3-31-07

Date of ordinary general meeting of shareholders June 27th 2007
Scheduled date of submission of securities report June 27th 2007

1. Consolidated results for the fiscal year ending at the 31st of March 2007 (from the 1st of April 2006 until the 31st of March 2006) (rounded down to the nearest million Yen).

(1) Consolidated business results (Percentages are rates of change relative to the preceding term)

	Sales		Operating income (loss)		Ordinary income		Net Income	
	million JPY	%	million JPY	%	million JPY	%	million JPY	%
March 2007	4,122	(2.6)	Δ1,796	(–)	Δ1,798	(–)	Δ6,169	(–)
March 2006	4,018	(161.0)	1,186	(–)	1,145	(–)	571	(–)

	Net profit per share		Fully diluted net income per share		Net income ratio on treasury stock	Ordinary Profit Ratio on Total Assets	Operating Profit Ratio on Sales
	JPY	Sen	JPY	Sen	%	%	%
March 2007	Δ81	13	–	–	Δ72.6	Δ17.7	Δ43.6
March 2006	10	12	9	86	7.0	12.8	29.5

(Reference) Investment Profit or Loss on the Equity Method: March 2007 ΔJPY154 million March 2006 JPY3 million

(2) Status of Consolidated Finances

	Total Assets	Net Assets	Ratio of self-funding	Net assets per share	
	million JPY	million JPY	%	JPY	Sen
March 2007	8,694	6,544	70.8	80	05
March 2006	11,676	10,843	92.9	157	61

(Reference) Equity capital March 2007 JPY6,159 million March 2006 JPY10,843 million

(3) Status of Consolidated Cash Flow

	Cash flow from operating activities	Cash flow from investment activities	Cash flow from financing activities	Cash and cash equivalents at the end of the term
	million JPY	million JPY	million JPY	million JPY
March 2007	Δ927	Δ2,482	1,515	416
March 2006	248	Δ2,829	4,508	2,322

2. Status of dividends

	Dividend per Share										Total dividend value (annual)	Dividend inclination (consolidated)	Dividend ratio on net assets
(Base Date)	First quarter		Half year		Third quarter		End of term		Annual				
	JPY	Sen	JPY	Sen	JPY	Sen	JPY	Sen	JPY	Sen	million JPY	%	%
March 2007	–	–	–	–	–	–	–	–	0	00	–	–	–
March 2006	–	–	–	–	–	–	–	–	0	00	–	–	–
March 2008 (forecast)	–	–	–	–	–	–	–	–	0	00	–	–	–

3. Consolidated results forecast for the fiscal year ending at the 31st of March 2008 (from the 1st of April 2007 until the 31st of March 2008)

(Percentages indicate rates of change, relative to the preceding term for the whole term, and to the mid-term of the preceding term for the half year)

	Sales		Operating income (loss)		Ordinary income		Net Income		Net profit per share	
	million JPY	%	million JPY	%	million JPY	%	million JPY	%	JPY	Sen
Interim	1,300	Δ39.2	70	–	55	–	50	–	0	65
Full term	3,000	Δ27.2	160	–	150	–	120	–	1	56

4. Other

(1) Important changes in subsidiaries during the term (changes in specific subsidiaries due to changes in the range of consolidation) None

(2) Changes in accounting principles, procedures, titles etc. employed in the creation of the Consolidated Financial Statement.

[1] Changes due to improvements in accounting methods Yes

[2] Changes other than [1] No

Note For details, refer to "Changes in Important Matters on Which the Consolidated Financial Statement is Based" on page 25.

(3) Shares Issued (common stock)

(1) Shares issued at term end (including treasury stock)	March 2006	68,956,096 shares	March 2007	77,105,272 shares
(2) Number of treasury stock at term end	March 2006	159,983 shares	March 2007	159,983 shares

Note Refer to "Per Share Information" on page 50 for the number of shares used as the base for calculating net income per share (consolidated).

Reference Summary of business performance for individual companies

1. Non-consolidated results for the fiscal year ending at the 31st of March 2007 (from the 1st of April 2006 until the 31st of March 2006)

(1) Non-consolidated business results

(Percentages are rates of change relative to the preceding term)

	Sales		Operating income (loss)		Ordinary income		Net Income	
	million JPY	%	million JPY	%	million JPY	%	million JPY	%
March 2007	2,260	(Δ43.3)	Δ1,361	(_)	Δ1,226	(_)	Δ6,500	(_)
March 2006	3,984	(192.7)	1,286	(_)	1,245	(_)	665	(_)

	Net income per share		Fully diluted net income per share	
	JPY	Sen	JPY	Sen
March 2007	Δ85	48	—	—
March 2006	11	77	11	47

(2) Status of Non-consolidated Finances

	Total Assets	Net Assets	Ratio of self-funding	Net assets per share	
	million JPY	million JPY	%	JPY	Sen
March 2007	6,643	5,894	87.9	75	87
March 2006	11,545	10,924	94.6	158	79

(Reference) Equity capital March 2007 JPY 5,837 million March 2006 JPY10,924 million

2. Non-consolidated results forecast for the fiscal year ending at the 31st of March 2008 (from the 1st of April 2007 until the 31st of March 2008)

(Percentages indicate rates of change, relative to the preceding term for the whole term, and to the mid-term of the preceding term for the half year)

	Sales		Operating income (loss)		Ordinary income		Net Income		Net profit per share	
	million JPY	%	million JPY	%	million JPY	%	million JPY	%	JPY	Sen
Interim	200	Δ80.1	20	Δ62.3	20	Δ86.3	20	—	0	26
Full term	400	Δ82.3	50	—	50	—	50	—	0	65

*The figures listed in the above chart were based on the information obtained at this moment, and they include indeterminateness Therefore, the actual figures may be different from the above forecast figures due to various reasons.

(1) Business Results

(1) Analysis of business results

In this consolidated fiscal year, the Japanese economy was buoyed by factors such as increased capital investment demand due to improved corporate profitability and growth in personal consumption, moving stably as the economic climate showed a gradual trend of recovery. However, there is still cause for concern over unresolved tensions between Japan and countries in Asia, where we are building our business base, as well as the appreciation of the Yen, and rising crude oil prices. These situations require careful observation. Under such an environment, we will proceed in a positive yet prudent manner, with thorough consideration of the risks.

We have been devoting considerable efforts to strengthening our financial foundation, as well as reconstructing our business structure, achieving an improved financial position and building our current holding company system. As of June 30th 2006, we made Saboten Park and Resort, Co., Ltd. and Izu Skyline Country Co., Ltd. (formerly Naka-Izu Kogen Kaihatsu Co., Ltd) into subsidiaries. From now on, our group will pursue a unique and wide-ranging entertainment operation, built on the stable financial footing of our holding company system, which will maximize inter-company synergies as we extend beyond movie product to encompass the operation of theme parks and sports leisure facilities.

[1] Sales

Entertainment and content business

In our entertainment and content business, Omega Project Co., Ltd. takes the central role in producing high quality entertainment content. We regard development in Asia as the most important element of our management strategy, and we have been concentrating our efforts on establishing a business foundation in Asia. Specifically, we have co-produced a film with Taiwan, co-hosted film festivals in China and Japan, and expanded our group to Korea and Taiwan. In future, we will exploit the expertise we have cultivated over the years to employ new financial schemes, which will enable us to handle all stages, from financing through production to content delivery. Our goal is to build an unparalleled corporate group, achieving a fusion of finance and entertainment, as we expand from Asia around the world.

Investment operations

Our investment business targets investments on listed companies and companies which will provide synergy with our own operations. We also plan and manage content funds combining movie production with finance, and for the Japanese-Taiwanese film "Tripping," produced by Omega Project Co., Ltd., we constructed a new kind of financial scheme. These are examples of how we will continue to pursue synergistic effects between our financing and our entertainment and content operations. However, some of the investment securities we hold for trading purposes have lost value with the fall of the stock market, and the assets of some affiliated companies have deteriorated, forcing us to record some extraordinary losses. From now on, we will keep a close watch on changes in the market, and employ the body of expertise built up within our group to construct a stable portfolio, which will avoid risks and extend our investment activities. In this consolidated term, earnings from this section was mainly from profits on sales of investment securities. As a result, sales in our investment business fell to JPY1,928 million (a decrease of 50.9% compared to the previous term).

Leisure business

Our leisure business, a new addition to our business segments from this consolidated fiscal year, manages and operates theme parks and leisure sport facilities owned by Saboten Park and Resort Inc. and Izu Skyline Country Co., Ltd. (formerly Naka-Izu Kougen Kaihatsu Co., Ltd.) which became our subsidiaries on June 30 2006. In future, we will pool expertise with the two main axes of our operations, entertainment and content and investment, to maximize the available synergies. For this term, earnings from this segment mainly consisted of sales from facilities managed by Saboten Park and Resort Inc. and Izu Skyline Country Co., Ltd. (formerly Naka-Izu Kougen Kaihatsu Co., Ltd.). As a result, sales in our leisure business reached JPY1,958 million (no equivalent figure in the previous term).

(Others)

In our other businesses, we gained a turnover of JPY24 million (an increase of 154.0% compared to the previous term) in rent income from real estate properties owned by this company.

As a result of the above, the sales of our group in this consolidated accounting period amounted to JPY4,122,000,000 (an increase of 2.6% compared to the previous period).

The future outlook is expected to show increased capital investment due to improved corporate profitability, as well as growth in personal consumption, as the gradual recovery of the economy gains strength. We judge, however, that the situation still requires cautious monitoring, due to factors such as the rising trend in interest rates.

Against that background, we will pursue efficient management through cost reduction and stronger profitability, with a view to improved business performance and sustainable progress. In doing so, we will continue to honor our social responsibilities, through social and cultural exchanges.

Our forecast of business performance for the full term to March 2008 is for sales of JPY 3 billion, operating profit of JPY160 million, ordinary profit of JPY150 million and net profit of JPY120 million.

[2] Operating expenses

Operating costs were JPY721 million in our entertainment and content business, JPY3,225 million in our investment operations, JPY1,922 million in our leisure business, and JPY50 million in our other operations, for a total of JPY5,918 million. As a result, operating loss amounted to JPY1,796 million (last term's operating profit: JPY:1,186 million).

[3] Non-operating revenue and non-operating expenses

Interest received and similar receipts amounted to JPY243 million of non-operating revenue, while our non-operating expenses, due to investment loss under the equity method and the like, was JPY245 million. As a result, ordinary losses were JPY1,798 million (JPY1,145 million in the previous term).

[4] Extraordinary gains and extraordinary losses

Disposal of stocks of our related companies generated an extraordinary gain JPY156 million. At the same time, losses on revaluation of trade investments in securities caused an extraordinary loss of JPY4,543 million. After calculations for corporate tax and minority shareholders' losses, the net loss for this fiscal year was JPY6,169 million (compared to JPY571 million gain in the previous consolidated fiscal year).

(2) Analysis of financial status

[1] Status of our assets, liabilities and net assets

1. Assets

Current assets declined by 50.1% from the previous consolidated accounting year, to JPY5,317 million. The decrease was mainly due to a reduction of JPY195 million in cash on hand and in banks. (For the detailed breakdown of cash on hand and in banks, refer to the consolidated cash flow statement on page 23).

Fixed assets declined by 233.3% from the previous consolidated accounting year, to JPY3,376 million. As a result, gross assets declined by 25.5% from the previous consolidated accounting year, to JPY8,694 million.

2. Liabilities

Circulating liabilities increased by 87.1% from the previous consolidated accounting year, to JPY1,388 million. That was mainly due to an increase in accounts payable.

Fixed liabilities increased by JPY725 million from the previous consolidated accounting year, to reach JPY761 million.

As a result, total liabilities increased by 176.3% from the previous consolidated accounting year, to JPY2,149 million.

3. Net assets

The total of net assets was JPY6,544 million.

Net assets per share fell by JPY77.56 from the previous consolidated accounting year, to JPY80.05. Capital adequacy ratio moved to 70.8% from 92.9% in the previous consolidated accounting year.

[2] Cash flow status

Cash and cash equivalents (referred to below as "funds") at the end of this consolidated accounting year fell by JPY195 million from the previous consolidated accounting year, to reach JPY416 million.

1. Cash flow due to operating activities

As a result of our operating activities, funds used amounted to JPY927 million (compared to JPY248 million acquired in the previous consolidated accounting year).

The main constituent of income consisted of a reduction of JPY2,437 million in securities in business investment account, while the main constituent of expenditure was JPY6,185 million in unadjusted net current losses on the term.

2. Cash flow due to investment activities

As a result of our investment activities, funds used amounted to JPY2,482 million (compared to JPY2,829 million used in the previous consolidated accounting year).

That mainly consisted of expenditure for lending.

3. Cash flow due to financing activities

As a result of our financing activities, funds acquired amounted to JPY1,515 million (compared to JPY4,508 million acquired in the previous consolidated accounting year).

That was mainly due to the issue of shares.

Reference – Movements in cash flow-related indices

	March 2003	March 2004	March 2005	March 2006	March 2007
Ratio of self-funding	58.7%	38.7%	86.9%	92.9%	70.8%
Ratio of self-funding with market value base	48.6%	79.7%	93.0%	95.7%	68.9%
Ratio of interest-bearing liabilities to cash flow	–	–	–	0.0 years	–
Interest coverage ratio	–	–	–	17.8 times	–

Ratio of self-funding: Self funding/ total capital
Ratio of self-funding with market value base: Total market value of shares/ total capital
Ratio of interest-bearing liabilities to cash flow: Interest-bearing debts/sales cash flow
Interest coverage ration: Sales cash flow/interest payments

1. All indices are calculated using financial figures on a consolidated basis.
2. Total market value of shares is calculated as closing value of shares at the end of the term x total number of outstanding shares at the end of the term (after deduction of treasury stock).
3. Sales cash flow uses the cash flow from sales activities, as stated in the Consolidated Cash Flow Statement. Of the liabilities listed on the balance sheet, interest-bearing debts refer to all liabilities on which interest is to be paid. Interest payments are the value of interest paid in the Consolidated Cash Flow Statement.

(3) Basic policy on profit sharing, and dividends for this and the next term

We have succeeded in our long-standing efforts to improve our financial footing and reorganize our business system, but some of the securities in our business investment account fell in value with the decline of the market, and we recorded extraordinary losses due to deterioration in the company's asset values from shares in affiliates. Our goal is to operate with sustainable profitability, in order to achieve a speedy resumption of dividend payments to shareholders and return profits in the long term. Therefore, it is with sincere regret that we must announce that there will be no dividends paid for the term to March 2007.

(4) Risks in business

[1] Risks regarding our entertainment and content business

A. Regarding motion picture production

In the movie business, which is the core of our company, we have been expanding our operations in the Asian Market from the early stages. We have actively expanded our business in Asia by building on our strong footing in Korea and Japan, such as hosting the China Japan Film Festival and co-producing a film with Taiwan. We will go on creating strong interpersonal relations as we expand our business operations. However, when we produce films between two or more countries in future, they may be affected in some way by political tension between Japan and other countries. There are also risks of delays in film production due to natural hazards or unexpected circumstances affecting film cast members. Resulting production cost overruns may cause losses to the company.

B. Regarding the motion picture industry

Japanese films are becoming a much more vigorous segment of the Japanese film industry in recent years. However, while there is a rise of interest in Japanese films, most of the films that are produced today are produced by major film production companies and TV stations, independent film production companies and distribution companies are being taken over by major companies. We will keep close watch over the situation as we advance our film production operations, but in the event that the enterprises we deal with are adversely affected by rapid changes in this environment, or that the environment changes further than we anticipate, there is a possibility that the performance of our company will be affected.

C. Regarding film financing

In motion picture production, funds are fixed during a medium to long-term period, so our company has shifted to motion picture production based on a self-funding model, such as the use of content funds. Film production may be a high-risk business; however, we believe that low-risk film production is possible through the effective utilization of content funds and new financial schemes. We give careful consideration to profitability in the market, but perfect forecasting is unattainable, and delays in the construction of content funds and financing schemes could have an impact on our funding procurement. The success of our projects and the sales of usage rights etc. could render invested funds unrecoverable, in which case the performance of the company could be adversely affected.

D. The spread of broadband distribution etc.

In the event that the spread of broadband distribution leads to online distribution becoming the dominant means of distributing movie content, we may have to shift DVDs and other packaged software to a supplementary role as sales of such products would decline. However, the increase in distribution channels through distribution via broadband and other means would expand the outlets for the content we produce, offering new business chances. If we are unable to adapt to such changes, the management performance of our group could be adversely affected.

E. Regarding intellectual property rights

The contents we handle in our entertainment and content business includes a broad range of intellectual property rights such as portrait rights of performers and trademark rights of original authors, scriptwriters, translators, directors, photographers, songwriters, and composers. We strive to avoid infringing intellectual property rights and benefits in our contracts and other dealings, and we remain well aware of such issues. However, the content that we produce involve numerous intellectual property rights for music, images, original scripts etc., and, while we pay close attention to such rights, there is the possibility that a third party could inadvertently infringe our rights, or that we could infringe the rights of a third party. In such cases, due to such factors as claims for damages, delays in release, or delays in sales, there is a possibility that the performance of the company could be adversely affected.

[2] Risks involved in our investment business

A. Risks affecting the business performance of companies we invest in

Concurrent with our motion picture and record operations, we work in investment operations such as establishing content funds, investing in listed companies, and investing in companies that offer synergies with our operations. Film production requires a medium to long-term time frame, and production can be delayed by external and internal factors, causing production cost overruns which can put pressure on our profitability. Therefore, we believe that by establishing content funds, facilitating effective use of funds, and investing not only in content and intellectual property, but also in content-related industries such as video distributors, we can build our portfolio and broaden the range of outlets for our content. However, there is the possibility that deterioration management conditions in the companies we invest in could make it difficult to recover related investments, which would have an adverse impact on group performance.

B. Risks of M&A

We view M&A as an important tool for expanding the range of our operations and realizing synergies between those operations. In conducting M&A, we exercise due diligence exhaustively in scrutinizing the financial details and contractual arrangements of the target companies, both in Japan and overseas, in order to minimize risks. Nevertheless, incidental or overlooked liabilities, or unforeseen deterioration of market conditions could have an adverse impact on group performance.

[3] Risks involved in the leisure business

A. Risks related to climatic effects

Attendance and usage at the theme parks and sports leisure facilities operated and managed by Saboten Park and Resort Inc. and Izu Skyline Country (Naka-Izu Kougen Kaihatsu Co., Ltd.) are prone to influence by climatic factors such as weather and temperature. If poor weather continues for a prolonged period, declining attendance and usage could have an adverse impact on group performance.

B. Risks due to accidents and disasters etc.

Saboten Park and Resort Inc. and Izu Skyline Country (Naka-Izu Kougen Kaihatsu Co., Ltd.) take all possible care to prevent accidents or other incidents in the course of their operations, and we instruct them thoroughly in safety consciousness, but in the event of an unforeseen accident or disaster affecting customer safety, there could be an adverse impact on group performance, depending on the scale of the incident.

[4] Risks concerning subsidiaries and related companies

Our company operates through six consolidated subsidiaries and two equity method affiliates. The structure of our group is that of a strategy formulation and administration division in close linkage with affiliated companies and subsidiaries, and we strive to build up the performance of the group as a whole. However, in the event of stagnation in these companies' performance, or if they fail to achieve anticipated improvements in performance, there is the possibility that the performance of our company will be adversely affected.

2 The Status of Our Corporate Group

Our operations in entertainment and content, investment, leisure and other fields involve our consolidated subsidiaries – Omega Project Co., Ltd, Saboten Park and Resort Inc., Izu Skyline Country Club Co., Ltd. (formerly Naka-Izu Kougen Kaihatsu Co., Ltd.), Basara Pictures Co., Ltd), Omega Project Co., Ltd. (Korea) and Animal Film Bond Company – and our equity-method affiliated companies – M3 Entertainment Corporation, and Grandport Co. Ltd. (Taiwan) – for a total of nine companies.

The following is a summary of the business content of each segment, and of the position of each company within our corporate group:

Entertainment and content business

In our entertainment and content business, our subsidiary Omega Project Co., Ltd. takes the lead in the planning and production of high-quality entertainment content, in collaboration with Basara Pictures Co., Ltd., Omega Project Co., Ltd. in Korea, and Animal Film Bond Company, among others. M3 Entertainment Corporation, another subsidiary, markets the entertainment content produced. This teamwork gives our group an integrated system able to handle all operations, from project planning through production and on as far as marketing the packaged software. We view extending our operations through Asia as one of our most important management policies, so we are devoting more effort than ever to building a business foundation for creating and spreading entertainment beyond national boundaries. Specific efforts include co-producing a film with Taiwan and co-hosting film festivals in China and Japan. In future, we will strengthen cooperative ties between group companies, in order to broaden our business opportunities and make a diversified push into Asia.

Investment operations

Our investment business targets investments on companies which will work with us in our Asian expansion, and companies which will provide synergy with our own operations. We make comprehensive judgments, taking into account the product and service strengths of the companies we invest in and the growth potential of markets, with the aim of maximizing our corporate value. Furthermore, we plan and manage content funds which enable film financing and production at a comprehensive level, working to become a total entertainment company, able to integrate finance and motion pictures and deliver everything from funding through production to delivery.

Leisure business

We manage and operate theme parks and leisure sport facilities owned by Saboten Park, and Resort Inc. and Izu Skyline Country Club Co., Ltd. (formerly Naka-Izu Kougen Kaihatsu Co., Ltd.), which became subsidiaries as of June 30, 2006. Animal Film Bond Company will provide synergistic benefits for the Group's core entertainment and content business, through collaboration in joint event hosting and movie production in line with our ambition to create and distribute unique entertainment.

(Others)

We also lease company-owned real estate.

Positions of companies within this group (as of March 31st, 2007)

Business Area	Company Name	Position within our Corporate Group	Remarks
Entertainment and content business operations	Omega Project Holdings Co., Ltd.	Strategic planning and management of the Corporate Group	This company
	Omega Project Co., Ltd.	Planning and production of film content in Asia	Consolidated subsidiary
	Basara Pictures Co., Ltd.	Production of film content in Japan	Consolidated subsidiary
	Omega Project Co., Ltd. (Korea)	Production of film content in Korea	Consolidated subsidiary
	Animal Film Bond Company Co., Ltd.	Production of film content in Japan	Consolidated subsidiary
	M3 Entertainment Co., Ltd.	Planning and production of film content software within Japan	Equity method affiliate
Investment Business	Omega Project Holdings Co., Ltd.	Investment in contents fund and companies.	This company
	Omega Project Co., Ltd.	Investment in companies.	Consolidated subsidiary
	GRANDPORT Co., Ltd (Korea) (Formerly Korea Tender Inc.)	Development, manufacture and sale of DVR.	Equity method affiliate
Leisure business	Omega Project Holdings Co., Ltd.	Management and guidance of subsidiaries	This company
	Saboten Park and Resorts Co., Ltd.	Operation of theme parks etc,	Consolidated subsidiary
	Izu Skyline Country Club (formerly Naka-Izu Kougen Kaihatsu Co., Ltd.)	Operation of golf courses and others leisure sport facilities	Consolidated subsidiary
	Animal Film Bond Company Co., Ltd.	Planning and management of various events.	Consolidated subsidiary
Other operations	Omega Project Holdings Co., Ltd.	Rental etc. of real estate.	This company

Business operation chart



Investment operations
Other operations
Clients
Clients
Contents fund development, management, administration
Real estate and other operations
Omega Project Holdings Co., Ltd.
Strategy formulation and management
Strategy formulation and management
Strategy formulation and management
Asian development
Grandport Co., Ltd
(Korea)
Omega Project Co., Ltd
(Korea)
Development, manufacture and sale of DVR
Planning and distribution of movie software
Clients
Basara Pictures Co., Ltd.
Omega Project Co., Ltd.
M3 Entertainment Co., Ltd.
Planning, production and distribution etc. of movie content and software
Clients
Saboten Park and Resort Co., Ltd.
Animal Film Bond Company Co., Ltd.
Izu Skyline Country Co., Ltd.
Event planning and staging, movie content production, etc.
Theme park and golf course management, and event hosting
Clients and consumers
Investment business
Entertainment and content business
Leisure business

3 Management Policies

(1) Our basic management policies

Our corporate concept is to "Bring people together through entertainment", with projects which blend together five key words: Opportunity, movies, entertainment, global and assets. Building on the core areas of entertainment and content, investment and leisure, we exploit our established record of success and our accumulated expertise to develop a range of innovative and market-oriented entertainment projects. Our focus is on Japan, South Korea, Taiwan and other Asian countries. Our basic management principle is to build corporate value, by working together with the stakeholders in our Group, namely the shareholders, clients and employees, while exercising due consideration for compliance and social responsibility.

In our entertainment and content business, we strive to create high-quality entertainment, deliver it swiftly to meet media needs, and offer novel distribution methods. Our investments create business operations in new fields, based on M&A and the planning and operation of content funds, and bring us into cooperation with companies that promise synergy effects. Thus, our investment business feeds back into our entertainment business, enabling us to build a management structure that covers all stages from the financing to the delivery of content. By building a diverse portfolio, we are able to disperse our risks, while making net investments in listed companies with potential for market growth. From this consolidated fiscal term, we have added leisure businesses as a business segment by acquiring Saboten Park and Resort Inc. and Izu Skyline Country Co., Ltd. (formerly Naka-Izu Kougen Kaihatsu Co., Ltd.). In addition to providing these new subsidiaries, which operate theme parks and leisure sport facilities, with guidance and management, we will strive to generate synergies between them and our core operations in entertainment, content and investment, as we produce a diverse range of entertainment. Building on the stable financial foundation of our holding company, we will build the financial strength and profitability of our group companies, while streamlining and integrating the comprehensive management of the group as a whole, to enhance its profitability and business performance.

(2) Targets for management indices

We intend to increase our value as a corporate group by pursuing group synergy and comprehensive administration within our group structure. Moreover, after transitioning to a holding company system, our medium to long-term administrative aim is to achieve continuous, consolidated net profits in cooperation with our current subsidiaries and future subsidiaries.

We are now working to remain stably in the black, on a consolidated basis, and to achieve an early resumption of dividends to our shareholders.

(3) Medium to long-term business strategies

Following the ongoing strengthening of our financial footing towards better financial characteristics, and the completion of a reorganization in our business structures, we have succeeded in moving to a holding company structure, led by this company. We are pursuing dynamic and strategic management, looking beyond Japan to Asian markets. On June 30th 2006, we made Saboten Park and Resort Co., Ltd and Izu Skyline Country Co., Ltd. (formerly Naka-Izu Kougen Kaihatsu Co., Ltd.), which are theme park operators, into subsidiaries. On January 19th, 2007, we established Animal Film Bond Company, which runs events of all kind. These and other initiatives demonstrate our development of a wide-ranging leisure operation, which encompasses sports and leisure as well as movie and audio content.

In the future, we will not only expand the scale of our operations, but we will also create a business enterprise system that can maximize each company's abilities in Japan and Asia, under our consistent management.

(4) Issues facing our company

While making our group management more robust under the holding company system, we must also be ready with the strength and agility needed to respond to rapid change in the entertainment industry. Our goal is to build an unparalleled corporate group, achieving a fusion of finance and entertainment, as we expand from Asia around the world. Our key tasks for the immediate future are an early recovery in business performance and resumption of dividend payments.

Specifically, we recognize the following items as issues to be addressed in the fiscal period ending March 2008.

[1] To realize synergies between group companies on the common, stable footing of holding company, so that they can raise each other's corporate values, and to establish an organization capable of developing its business flexibly in Japan and beyond, in Asia, where we are putting down business roots.

[2] To produce innovative and attention-getting new motion picture plans, based on a clear awareness of the particular risks of motion pictures production and aggressive action to minimize those risks. For operating funds (primarily for motion picture production), we must operate on our own funding resources, without relying on bank loans. In doing so, we must consider factors such as the impact of fluctuations in interest rates and economic conditions, and shifts in maturing periods.

[3] To expand our operations to businesses with the potential for short term recovery of funds, thereby avoiding reliance on the medium to long-term returns that are characteristic of the movie production business and strengthening profitability through a stable balance of short, medium and long-term returns.

[4] To broaden our investment business base and strengthen our earning power by agilely acquiring listed companies, companies with asset value, and companies with a high potential for synergy, while ascertaining changes in the market environment.

[5] To meet the needs of our group as a whole by hiring superior personnel and raising the skill levels of our employees, so our workforce will be able to meet our needs for more complex and advanced work as our operations expand.

Our business status in specific

[1] Our group is advancing its core entertainment and content business around Omega Project Co., Ltd., a wholly-owned subsidiary founded in June 2005. Also, we regard Asia as the prime area for our business, and will develop our business in the area in a proactive manner, to expand business opportunities ranging from finance procurement to content production and distribution. While respecting the individuality of entertainment companies in a creative grouping, we will also work to build a management structure able to respond flexibly to developments in an industry prone to sudden change. To that end, we will work as a holding company to maintain the management and financial footing of subsidiaries and equity method affiliates in Japan and elsewhere in Asia, and expand the scope of our operations through M&A.

[2] While we are well aware of the high-risk, high-return nature of the industry, we address our efforts to building content funds and establishing new financial schemes, so that we will be able to raise our financial strength and pursue medium and long-term financial management based on our own funds. We will exploit the strengths of the movie production companies and listed companies in our group, and maximize its internal synergies to create an end-to-end business structure, integrating everything from financing to advertising and distribution, which will expand freely to Asia and the world.

[3] In our entertainment and content business, movie production is a high-risk field with a long fund recovery cycle. While we will create works in that field which are innovative, with solid prospects of profit, we also intend to use M&A to expand our operations into content operations that can deliver short-term returns. Such diversity will establish a stable base for profit.

[4] The expertise our group has accumulated in its progress to date guides us in risk avoidance through a stable business portfolio and investments based on a keen eye for changes in the market environment. Beyond expanding the size of our enterprise, we will also work to increase the value of each of our group companies, and build synergies between them, by entering into and opening up new fields with potentially synergistic effects.

[5] We will expand and enhance our employee training through training at each career level, a career plan realization scheme and other measures, to raise the skill level of our workforce. Besides enhancing our abilities in areas such as plan formulation, project management and investment judgments, deft placement of the right person in the right job will invigorate our organization.

(5) Status of the maintenance and operation of our internal management system

We will omit coverage of this area, as it would duplicate the content of our corporate governance report, entitled "Our basic approach to internal governance systems and their status".

(6) Other important matters related to company administration

[1] Important administrative matters

1. At the April 20th, 2006 meeting of the board, it was decided to make Korea Tender Inc. (now renamed Grandport Co., Ltd.) an affiliate subject to the equity method.
2. As of June 30 2006, Saboten Park and Resort Inc., previously an equity method affiliate, became our wholly-owned subsidiary, and Naka-Izu Kougen Kaihatsu Co., Ltd. (now Izu Skyline Country Co., Ltd.) became our consolidated subsidiary.
3. As of July 24 2006, our headquarters moved to Kioi-cho 4-1, Chiyoda-ku, Tokyo.
4. On July 24, 2006 Korea Tender Inc. (now Grandport Co., Ltd.), previously an equity method affiliate, decided to allocate new shares to a third party, making the company inapplicable for the equity method as our affiliate.
5. Following the resolution of the Annual Shareholders' Meeting held on June 27, 2006, 19,000 stock subscription warrants were issued on September 4, 2006.
6. On September 22, 2006, Asia Movie Week Pte. Ltd the board of directors decided to transfer a part of its shares, making it inapplicable as our consolidated subsidiary.
7. On October 30th, 2006 Qualitek Electronics Co. Ltd. decided to allocate new shares to a third party, making it inapplicable as our affiliated company.
8. On November 15th 2006, we decided to purchase and eliminate the fourth stock subscription warrants, which was issued to USS Capital Co., Ltd., and was conditional on a commitment line.
9. On November 15th 2006, we decided to purchase treasury stock, to a maximum number of 3,000,000 shares and a maximum value of JPY300,000,000.
10. On January 7th 2007, TTG Co., Ltd, was de-listed from the JASDAQ exchange, after we accepted the issue of new shares in the company through allocation to a third party
11. Following the resolution of the Annual Shareholders' Meeting held on June 27, 2006, 19,000 stock subscription warrants were issued on January 16th, 2007.
12. On March 13th 2007, purchase of treasury stock under the resolution dated November 15th 2006 was concluded.
13. On March 29th 2007, we purchased shares in Grandport Co., Ltd (formerly Korea Tender Inc.) from Union Holdings Co., Ltd. and we disposed of our own treasury stock to the same value.
14. On March 29th 2007, Union Holdings Co. Ltd. became our major shareholder.

[2] Litigation and related matters

1. On May 23, 2004, Yigrek Co., Ltd initiated as a plaintiff a demand for payment (a sum of JPY59,000,000 yen) at the Tokyo District Court against our company as defendant related to the transaction framework of television program broadcasting. The judgment of the court on March 14, 2007 ordered that our company should pay the amount of JPY2,835,000,000. Said payment has been completed and the action is concluded.
2. On December 25, 2002 in the Tokyo District Court, Nihonbungeisha Co., Ltd. commenced proceedings in which our Company was named as defendant claiming compensation for damages related to a publishing agreement (Amount claimed approx. 22 million yen). An amicable settlement was reached on May 17, 2006, and the dispute has been resolved.

4. Consolidated Financial Statement

(1) Consolidated Balance Sheet

Division	Note symbol	Previous consolidated fiscal year (March 31, 2006) Amount (Thousands of JPY)		Share (%)	This consolidated fiscal year (March 31, 2007) Amount (Thousands of JPY)		Share (%)	Increase/Decrease Amount (Thousands of JPY)	
(Assets)									
I. Current assets									
1 Cash on hand and in banks			2,322,578			416,832			Δ1,905,746
2 Accounts receivable			253,516			1,112,998			859,481
3 Accounts due			929,119			241,715			Δ687,404
4 Securities held in trade account			—			117,762			117,762
5 Securities in business investment account	*5		3,535,150			2,116,796			Δ1,418,353
6 Inventories			11,786			341,713			329,926
7 Advance payments			1,160,908			58,638			Δ1,102,270
8 Short-term loans receivable			2,431,502			1,126,712			Δ1,304,789
9. Other			144,908			236,424			91,515
10 Allowance for doubtful accounts			Δ125,970			Δ451,676			Δ325,705
Total current assets			10,663,501	91.3		5,317,917	61.2		Δ5,345,584
II Fixed assets									
1 Tangible fixed assets									
(1) Buildings and constructions		4,789			1,236,281				
Total depreciation cost		1,962	2,826		672,763	563,517			560,690
(2) Course accounts			—			359,972			359,972
(3) Land			—			634,744			634,744
(4) Other		9,191			266,562				
Total depreciation cost		5,198	3,993		134,283	132,278			128,285
Total tangible fixed assets			6,820	0.1		1,690,513	19.4		1,683,692
2. Intangible fixed assets									
(1) Consolidation account adjustment			111,573			—			Δ111,573
(2) Goodwill			—			343,753			343,753
(3) Other			2,248			7,442			5,193
Total intangible fixed assets			113,821	1.0		351,195	4.0		237,373

		Previous consolidated fiscal year (March 31, 2006)		This consolidated fiscal year (March 31, 2007)		Increase/Decrease
Division	Note symbol	Amount (Thousands of JPY)	Share (%)	Amount (Thousands of JPY)	Share (%)	Amount (Thousands of JPY)
3 Investments and other assets						
(1) Investment account securities	*1	720,949		414,883		Δ306,066
(2) Affiliates' shares		—		662,713		662,713
(3) Long-term loans receivable		193,030		1,080,000		886,969
(4) Long-term operating receivables		133,059		95,358		Δ37,700
(5) Other		151,761		109,530		Δ42,231
(6) Allowance for doubtful accounts		Δ306,434		Δ1,027,691		Δ721,256
Total investments and other assets		892,366	7.6	1,334,794	15.4	442,428
Total fixed assets		1,013,008	8.7	3,376,503	38.8	2,363,494
Total assets		11,676,509	100.0	8,694,420	100.0	Δ2,982,089

		Previous consolidated fiscal year (March 31, 2006)			This consolidated fiscal year (March 31, 2007)			Increase/Decrease	
Division	Note symbol	Amount (Thousands of JPY)		Share (%)	Amount (Thousands of JPY)		Share (%)	Amount (Thousands of JPY)	
(Liabilities)									
I Circulating liabilities									
1 Trade accounts payable			78,190			125,285			47,095
2 Short-term borrowings			—			100,918			100,918
3 Current portion of long-term borrowings			6,656			20,016			13,360
4 Accounts payable			258,433			957,778			699,344
5 Accrued taxes on income			21,864			13,606			Δ8,257
6 Deferred tax liabilities			155,933			—			Δ155,933
7 Litigation reserve			22,800			—			Δ22,800
8. Other			198,327			170,700			Δ27,626
Total current liabilities			742,205	6.3		1,388,304	16.0		646,099
II Fixed liabilities									
1 Reserve for retirement benefits			9,866			236,338			226,472
2 Reserve for retirement allowance for directors			21,860			26,825			4,965
3 Deferred tax liabilities			699			—			Δ699
4. Other			3,396			498,340			494,943
Total fixed liabilities			35,822	0.3		761,504	8.7		725,681
Total liabilities			778,028	6.6		2,149,809	24.7		1,371,781
(Minor Shareholders Equity)									
Minor Shareholders' Equity			55,266	0.5		—	—		Δ55,266
(Shareholders Equity)									
1. Capital stock	*3		3,371,405	28.9		—	—		Δ3,371,405
II. Capital surplus			6,695,409	57.3		—	—		Δ6,695,409
III Retained earnings			571,146	4.9		—	—		Δ571,146
IV Unrealized revaluation loss on other investment securities			228,412	2.0		—	—		Δ228,412
V. Equity adjustment from foreign currency translation			13,247	0.1		—	—		Δ13,247
VI Treasury stock	*4		Δ36,405	Δ0.3		—	—		36,405
Total shareholders' Equity			10,843,215	92.9		—	—		Δ10,843,215
Total of liabilities, minor shareholders' equity and equity			11,676,509	100.0		—	—		Δ11,676,509

		Previous consolidated fiscal year (March 31, 2006)		This consolidated fiscal year (March 31, 2007)		Increase/Decrease
Division	Note symbol	Amount (Thousands of JPY)	Share (%)	Amount (Thousands of JPY)	Share (%)	Amount (Thousands of JPY)
(Net Assets)						
I Shareholders' equity						
1 Capital		—	—	4,239,467	48.7	4,239,467
2 Capital surplus		—	—	7,516,206	86.4	7,516,206
3 Retained earnings		—	—	Δ5,529,337	Δ63.5	Δ5,529,337
4 Treasury stock		—	—	Δ13,467	Δ0.1	Δ13,467
Total shareholders' equity		—	—	6,212,868	71.5	6,212,868
II Variance of estimate						
1 Unrealized revaluation loss on other investment securities		—	—	Δ72,085	Δ0.8	Δ72,085
2 Equity adjustment from foreign currency translation		—	—	18,847	0.2	18,847
Total variance of estimate		—	—	Δ53,237	Δ0.6	Δ53,237
III Stock subscription warrants		—	—	56,880	0.6	56,880
IV Minor shareholders' equity		—	—	328,100	3.8	328,100
Total net assets		—	—	6,544,611	75.3	6,544,611
Total of liabilities and net assets		—	—	8,694,420	100.0	8,694,420

(2) Consolidated Income Statement

Division	Note symbol	Last consolidated fiscal year (from April 1, 2005 to March 31, 2006) Amount (Thousands of JPY)		Ratio (%)	Current consolidated fiscal year (from April 1, 2006 to March 31, 2007) Amount (Thousands of JPY)		Ratio (%)	Increase/Decrease Amount (Thousands of JPY)	
I. Sales			4,018,966	100.0		4,122,180	100.0		103,213
II Cost of sales			1,833,586	45.6		3,866,544	93.8		2,032,958
Gross profit			2,185,380	54.4		255,635	6.2		Δ1,929,745
III Selling and general administrative expenses	*1		998,842	24.9		2,052,160	49.8		1,053,317
Operating profit (Δ indicates operating loss)			1,186,538	29.5		Δ1,796,524	Δ43.6		Δ2,983,062
IV Non- operating income									
1 Interest received		74,639			159,024				
2 Equity method investment gain		3,134			–				
3. Other		13,647	91,421	2.3	84,744	243,768	5.9		152,347
V Non- operating expenses									
1 Interest paid		16,055			8,935				
2 Equity method investment loss		–			154,862				
3 Loss on insurance surrender		57,552			50,443				
4 New share issue expense amortization		37,907			–				
5. Other		20,613	132,129	3.3	31,400	245,642	5.9		113,512
Ordinary Profit (Δ indicates ordinary loss)			1,145,829	28.5		Δ1,798,397	Δ43.6		Δ2,944,227
VI Extraordinary profits									
1. Profit on sales of investment securities		138,468			10,063				
2. Reversal of allowance for doubtful accounts		469,528			–				
3. Gain from forgiveness of debt, etc.		25,347			11,137				
4. Gain on sales of affiliates' securities		–			33,117				
5. Gains on variations in equity		–			96,475				
6. Other		51,545	684,890	17.0	5,277	156,071	3.8		Δ528,818

Division	Note symbol	Last consolidated fiscal year (from April 1, 2005 to March 31, 2006) Amount (Thousands of JPY)		Ratio (%)	Current consolidated fiscal year (from April 1, 2006 to March 31, 2007) Amount (Thousands of JPY)		Ratio (%)	Increase/Decrease Amount (Thousands of JPY)	
VII Extraordinary losses									
1 Loss on retirement of fixed assets	*2	154			5				
2 Appraisal losses on securities in business investment account		700,000			2,893,402				
3 Loss on transfer of debts		509,013			288,150				
4 Provision for doubtful accounts		–			1,325,907				
5 Loss on sales of affiliates' securities		8,863			–				
6 Appraisal loss on investment securities		58,513			1,610				
7. Other		17,073	1,293,617	32.2	34,105	4,543,181	110.2		3,249,563
Net gain before tax and other adjustments (Δ indicates net loss before tax and other adjustments)			537,102	13.3		Δ6,185,507	Δ150.0		Δ6,722,610
Corporation, resident and business taxes		1,650	1,650	0.0	2,291	2,291	0.1		640
Minor shareholders' losses			36,546	0.9		18,431	0.4		Δ18,114
Net profit (loss) on the term			571,997	14.2		Δ6,169,368	Δ149.7		Δ6,741,365

(3) Consolidated Surplus Statement

Division		Note symbol	Last consolidated fiscal year (from April 1, 2005 to March 31, 2006) Amount (Thousands of JPY)	
	(Capital surplus)			
I	Capital surplus at the beginning of the term			5,057,033
II	Decrease of the capital surplus			
	1 Third party allotments and issuance of new shares due to the exercise of share options		2,359,809	2,359,809
III	Increase of the capital surplus			
	Amount from disposition of legal capital surplus		721,433	721,433
IV	Capital surplus at the end of the term			6,695,409
	(Retained earnings)			
I	Earned surplus at the beginning of the term			Δ722,284
II	Increase of retained earnings			
	1 Net profit		571,997	
	2 Disposition of legal capital surplus due to deficit supply		721,433	1,293,431
III	Balance of earned surplus at the end of the term			571,146

(4) Consolidated Statement of Capital Stock Variation
Current consolidated fiscal year (from April 1, 2006 to March 31, 2007)

	Shareholders' Equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006 (thousand of JPY)	3,371,405	6,695,409	571,146	Δ36,405	10,601,555
Variation during this consolidated fiscal year					
Issuance of new shares	868,062	861,246	–	–	1,729,308
Net Income	–	–	Δ6,169,368	–	Δ6,169,368
Acquisition of treasury stock	–	–	–	Δ187,511	Δ187,511
Disposal of treasury stock	–	Δ40,450	–	210,450	169,999
Increase in retained earnings due to elimination from consolidation	–	–	68,884	–	68,884
Variation during this consolidated fiscal year other than shareholders' equity (net value)	–	–	–	–	–
Total variation during this consolidated fiscal year (thousand yen)	868,062	820,796	Δ6,100,483	22,938	Δ4,388,686
Balance as of March 31, 2006 (thousand of JPY)	4,239,467	7,516,206	Δ5,529,337	Δ13,467	6,212,868

	Variance of Estimate			Share options	Minor Shareholders' Equity	Total net assets
	Unrealized revaluation loss on other investment securities	Account for adjustment on exchange conversion	Total variance of estimate			
Balance as of March 31, 2006 (thousand of JPY)	228,412	13,247	241,659	13,530	55,266	10,912,011
Variation during this consolidated fiscal year						
Issuance of new shares	–	–	–	–	–	1,729,308
Net Income	–	–	–	–	–	Δ6,169,368
Acquisition of treasury stock	–	–	–	–	–	Δ187,511
Disposal of treasury stock	–	–	–	–	–	169,999
Increase in retained earnings due to elimination from consolidation	–	–	–	–	–	68,884
Variation during this consolidated fiscal year other than shareholders' equity (net value)	Δ300,497	5,599	Δ294,897	43,350	272,833	21,286
Total variation during this consolidated fiscal year (thousand yen)	Δ300,497	5,599	Δ294,897	43,350	272,833	Δ4,367,400
Balance as of March 31, 2006 (thousand of JPY)	Δ72,085	18,847	Δ53,237	56,880	328,100	6,544,611

(5) Consolidated Cash Flow Statement

Division	Note symbol	Last consolidated fiscal year (from April 1, 2005 to March 31, 2006) Amount (Thousands of JPY)	Current consolidated fiscal year (from April 1, 2006 to March 31, 2007) Amount (Thousands of JPY)
1. Cash flow from operating activities			
Gain (Loss) before income tax		537,102	Δ6,185,507
Depreciation		20,427	66,917
Amortization of consolidation adjusting accounts		2,965	–
Amount written off from goodwill		–	19,466
Increase in allowance for doubtful accounts		Δ469,528	1,325,907
Increase of vested benefit obligations		4,266	40,808
Increase of accrued severance indemnities		2,242	4,965
Increase of accrued bonuses		–	34,007
Decrease of litigation reserve		Δ37,200	Δ22,800
Equity method investment gain		Δ3,134	–
Equity method investment loss		–	154,862
Gains on variations in equity		–	Δ96,475
Stock compensation expense		–	56,880
Interest income		Δ74,639	Δ163,823
Interest expense		16,055	8,935
Amortization of deferred charges		37,557	–
Stock delivery fee		–	5,466
Exchange loss		–	19,336
Profit on debt forgiveness		Δ25,347	Δ11,137
Gain on sales of affiliates' securities		–	Δ33,117
Profit on sales of investment securities		Δ129,605	Δ426
Valuation loss on investment securities		58,513	1,610
Loss on retirement of fixed assets		154	5
Loss from transfer of receivables		509,013	288,150
Insurance reserve fund cancellation loss		–	50,443
Decrease (increase) of notes and accounts receivable		863,622	Δ1,014,863
Increase in securities held in trade account		–	Δ117,762
Decrease (increase) of securities in business investment account		Δ1,730,901	2,434,591
Decrease of inventories		29,779	42,890
Decrease (increase) of notes and accounts payable		Δ27,431	1,513
Decrease (increase) of advance payments		Δ201,862	1,104,999
Decrease of other current assets		78,867	639,132
Decrease of accrued consumption tax		31,430	63,627
Increase of other current liabilities		556,825	165,169
Decrease (increase) of long-term operating receivables		147,798	Δ46,499
Decrease (increase) of other capital assets		12,381	3,471
Increase (decrease) of other fixed liabilities		Δ10,146	55,350
Decrease of accrued taxes on income		–	Δ15
Others		Δ982	Δ2
Subtotal		198,225	Δ1,103,920
Interest and dividends received		66,655	194,955
Interest paid		Δ13,973	Δ16,842
Corporation tax paid		Δ1,941	Δ2,077
Cash flow from operating activities		248,966	Δ927,884

		Last consolidated fiscal year (from April 1, 2005 to March 31, 2006)	Current consolidated fiscal year (from April 1, 2006 to March 31, 2007)
Division	Note symbol	Amount (Thousands of JPY)	Amount (Thousands of JPY)
II Cash flow from investing activities			
Expenditures for acquisition of investment securities		Δ120,683	Δ277,077
Income from sales of investment securities		482,764	616,800
Net income (expenditure) from acquisition of shares in subsidiaries	*2	Δ223,122	105,955
Expenditure for acquisition of shares in affiliated companies		Δ260,790	Δ1,156,527
Income from the sale of shares in subsidiaries	*3	67,851	24,887
Expenditure for acquisition of tangible fixed assets		Δ3,429	Δ286,590
Income from sales of tangible fixed assets		—	39,753
Expenditures for acquisition of intangible fixed assets		—	Δ4,433
Income from sales of intangible fixed assets		98,673	—
Expenditures from loans		Δ8,019,964	Δ4,279,500
Income from the withdrawal of loans		5,149,134	2,730,100
Others		—	3,736
Cash flow from investing activities		Δ2,829,565	Δ2,482,896
III Cash flow from financing activities			
Net decrease in short term borrowings		—	Δ33,622
Expenditures for the repayment of long term borrowings		Δ8,912	Δ196,922
Income from long term borrowings		—	223,194
Income from share issuance		4,546,657	1,720,392
Expenditure for purchase of stock subscription warrants		—	Δ10,080
Expenditure for the acquisition of treasury stock		Δ29,519	Δ187,511
Cash flow from financing activities		4,508,225	1,515,450
IV Translation difference of cash and cash equivalents		2,943	Δ10,416
V Increase (decrease) in cash and cash equivalents		1,930,569	Δ1,905,746
VI Cash and cash equivalents at the beginning of the term		392,008	2,322,578
VII Cash and cash equivalents at the end of the term	*1	2,322,578	416,832

Basics concerning the preparation method of the consolidated fiscal financial statement

Item	Last consolidated fiscal year (April 1st 2005 to March 31st 2006)	This consolidated fiscal year (April 1st 2006 to March 31st 2007)
1 Scope of consolidation	(1) Consolidated subsidiaries: 4 (Two domestic) (2 overseas) Main consolidated subsidiaries: (Domestic subsidiaries) Basara Pictures Co., Ltd. Omega Project Co., Ltd. (Overseas subsidiaries) Omega Project Co., Ltd. (Korea) (formerly Omega Pictures Co., Ltd.) Asia Movie Week Pte. Ltd. (Singapore) Status Changed (New) Company additions resulting from share acquisition and incorporation of new company: 2 companies (Exclusion) Reduction by sale of shares, 1 company (2) Non-consolidated subsidiaries 0	(1) Consolidated subsidiaries: 6 (5 in Japan) (1 overseas) Main consolidated subsidiaries: (Domestic subsidiaries) Basara Pictures Co., Ltd. Omega Project Co., Ltd. Saboten Park and Resort Co., Ltd. Izu Skyline Country Club (formerly Naka-Izu Kougen Kaihatsu Co., Ltd.) Animal Film Bond Company Co., Ltd. (Overseas subsidiaries) Omega Project Co., Ltd. (Korea) Status Changed: (New) Company additions resulting from share acquisition and incorporation of new company: 3 companies (Exclusion) Reduction by sale of shares, 1 company (2) Non-consolidated subsidiaries 0
2 Application of the Equity Method Companies	(1) No. of companies to which the equity method applies 3 Saboten Park and Resort Co., Ltd. M3 Entertainment Corporation Qualitek Electronics Co., Ltd. Status Changed (New) Increased by acquisition of shares 2 companies (2) Unconsolidated subsidiaries and affiliated companies to which the equity method does not apply: None (3) Of our affiliate companies subject to the equity method, the term accounts settlement date for Qualitek Electronics Co. Ltd. is December 31st. As the consolidated accounts settlement date is within three months of the date that this equity method company's accounts were settled, the equity method has been applied based on the financial statements issued by the company for its fiscal year. Additionally, although the accounts settlement date of M3 Entertainment Corporation is September 30, it made a provisional settlement of accounts at the end of March, and we have used this in the financial statements in question.	(1) No. of companies to which the equity method applies 2 M3 Entertainment Corporation Grandport Co., Ltd (Formerly Korea Tender Inc.) Status Changed (New) Increased by acquisition of shares 1 company (Exclusion) Transfer to consolidated subsidiary due to additional purchase of shares 1 company Decrease due to reduction in share held 1 company (2) Unconsolidated subsidiaries and affiliated companies to which the equity method does not apply: None (3) Of our affiliate companies subject to the equity method, the term accounts settlement date for Grandport Co., Ltd (formerly Korea Tender Inc.) is December 31st. As the consolidated accounts settlement date is within three months of the date that this equity method company's accounts were settled, the equity method has been applied based on the financial statements issued by the company for its fiscal year. Additionally, M3 Entertainment Corporation made a provisional settlement of accounts at the end of March, and we have used this in the financial statements in question.

Item	Last consolidated fiscal year (from April 1, 2005 to March 31, 2006)	Current consolidated fiscal year (from April 1, 2006 to March 31, 2007)
3 Accounting Year of Consolidated Subsidiaries	Of our consolidated subsidiaries, the accounts settlement date for Omega Project Co., Ltd. (Korea) (formerly Omega Pictures Co., Ltd.) is December 31. As the consolidated accounts settlement date is within three months of the date that this subsidiary's accounts were settled, these consolidated accounts have been prepared based on the financial statements issued by the subsidiary at the conclusion of its fiscal year. However, in regard to important transactions that occur between these days of settlement, necessary adjustments are to be carried out in consolidation.	Among our consolidated subsidiaries, the day of settlement of Omega Pictures Co., Ltd. (Korea) is December 31, and since the difference from the consolidated day of settlement is within three months, consolidation is carried out with the financial statements pertaining to the operating year of this consolidated subsidiary as the base. However, in regard to important transactions that occur between these days of settlement, necessary adjustments are to be carried out in consolidation. Additionally, although the accounts settlement date of Izu Skyline Country Club (formerly Naka-Izu Kougen Kaihatsu Co., Ltd.) is September 31, it made a provisional settlement of accounts at the end of March, and we have used this in the financial statements in question.
4 Accounting Standards (1) Evaluation standards and evaluation methods for important assets	i Securities ――――― Other stocks and bonds Items with market value Fair value based on the market price at the closing date of the fiscal year. (Both unrealized gains and losses are included as a component of shareholders' equity; and cost is mainly determined using the moving average cost) Securities with no market price: Cost accounting method based on moving average method ii Inventories For goods-in-process and film distribution rights etc. Cost accounting method based on the individual method However, in regard to film distribution rights amortized using the sum-of-the-years'-digits-method within 12 repayment months from point in time when provided for business. iii Derivatives Market value method	i Securities Sale purpose securities Market price (Cost of products sold are calculated according to moving-average method) Other stocks and bonds Items with market value Fair value based on the market price at the closing date of the fiscal year. (Both unrealized gains and losses are included as a component of shareholders' net equity; with sale cost mainly determined using the moving average cost) Securities with no market price: Same as on the left ii Inventories Products, goods in process and film distribution rights etc. TV broadcasting rights Cost accounting method based on the individual method However, in regard to film distribution rights amortized using the sum-of-the-years'-digits-method within 12 repayment months from point in time when provided for business. Furthermore, TV broadcasting rights are written off using equal installment method according to the term of each rights. iii Derivatives Same as on the left

Item	Last consolidated fiscal year (April 1st 2005 to March 31st 2006)	This consolidated fiscal year (April 1st 2006 to March 31st 2007)
(2) Method for depreciating important depreciable assets	i Tangible fixed assets: Declining balance method The main periods of useful life are shown below. Facilities pertaining to buildings: 8 to 15 years Machinery and equipment: 2 to 20 years Automotive equipment: 2 to 4 years ii Intangible fixed assets Straight-line method In regard to the software that our company uses, a straight-line method is used on the usable period in the company (3 to 5 years) ――――――	i Tangible fixed assets: Declining balance method The main periods of useful life are shown below. At the same time, straight-line method is used for a part of the subsidiaries. Buildings: 7 to 50 years Facilities pertaining to buildings: 3 to 18 years Building structures: 2 to 50 years Machines: 2 to 8 years Automotive equipment: 2 to 6 years Machinery and equipment: 2 to 20 years ii Intangible fixed assets Same as on the left iii Straight-line method for long-term advance charges
(3) Standard for converting foreign currency assets and liabilities to Japanese currency	Foreign currency assets and liabilities are mainly set as yen equivalents according to the exchange rate on the consolidated day of settlement.	Debts and credits in foreign currency is converted to yen currency at the closest exchange rate from the fiscal year accounting data, and the difference is handled as gain and loss. Also, the assets and liabilities of subsidiaries abroad is converted to yen currency at the closest exchange rate from the fiscal year accounting data, and the difference is included in the amortization of currency exchange and minority equity in the net asset section.
(4) Standards for reckoning important reserve funds	i Allowance for doubtful accounts In order to provide for losses due to doubtful accounts of credit, general credit will be reckoned by a loan loss ratio and fixed credit such as credit for doubtful accounts will be considered individually depending on the probability of recovery and forecasting uncollectible loans. ii Reserve funds for retirement benefits For the payment of retirement and severance benefits to employees, accrued pension costs are reserved at the amount incurred in the current period based on the projected benefit obligation and the fair value of plan assets as of the end of the current consolidated accounting year.	i Allowance for doubtful accounts Same as on the left ii Reserve funds for retirement benefits Same as on the left

Item	Last consolidated fiscal year (April 1st 2005 to March 31st 2006)	This consolidated fiscal year (April 1st 2006 to March 31st 2007)
	iii Reserve funds for retirement benefits for directors In order to provide for future allowances of retirement benefits for directors, to be reckoned as a necessary period-end provision based on internal standards. iv Litigation reserve In order to provide for losses in litigation, to be reckoned by estimating loss.	iii Reserve funds for retirement benefits for directors Same as on the left iv Litigation reserve Same as on the left
(5) Standards for reckoning earnings and expenses	In the event of the sale of marketable securities for business investment in the form of unlisted shares, the amount of sales of marketable securities for business investment is the sum of sales of marketable securities for business investment that have been purchased for the purpose of investment growth, and is determined by dividends and interest received. The sale price of marketable securities for business investment is determined by the securities book value, fees paid and valuation loss. In the event of the sale of marketable securities for business investment in the form of listed shares, the profit from management of marketable securities for business investment is determined by the net profit or loss on the sale.	Same as on the left
(6) Processing methods for important lease transactions	Financial lease transactions other than in cases in which the ownership of the leased property is transferred to the lessee are accounted using the accounting method applicable to ordinary lease transactions.	Same as on the left

Item	Last consolidated fiscal year (April 1st 2005 to March 31st 2006)	This consolidated fiscal year (April 1st 2006 to March 31st 2007)
(7) Important hedge accounting methods	i Methods for hedge accounting The gain or loss or unrealized gain or loss based on the market value when hedged is accounted for as assets or liabilities by the deferred accounting method until the hedged object gain or loss is realized. ii Hedging instrument and hedge objective Swap on interest Hedge objective Borrowing iii Hedging policy In order to hedge interest volatility risk, we use derivatives transactions only when necessary. iv Effective evaluation method of hedging From the start of hedging and determination period of effectiveness, we compare the accumulating total of hedge objective and hedging instrument fluctuation rate, and use the difference as the basis for judgment.	i Methods for hedge accounting Same as on the left ii Hedging instrument and hedge objective Same as on the left iii Hedging policy Same as on the left iv Effective evaluation method of hedging Same as on the left
(8) Important items for drafting other financial statements	i Accounting processing for consumption tax etc. A before-tax method is used. ii Account processing of securities in business investment account Marketable securities acquired as M&A business transactions for the purpose of business investment are counted as current assets as marketable securities for business investment. Profits and losses on such transactions are shown as operating income and expenses. Note that although these investments may temporarily meet the requirements of controlling the decision-making body of the entity being invested in, and of exerting significant influence over this entity, we deem that such entities are neither subsidiaries nor affiliated companies, because the purpose of the share acquisition is business investment and not acquisition of a controlling stake. Thus, we do not include such entities in the scope of consolidation, nor do we apply the equity method to them.	i Accounting processing for consumption tax etc. Same as on the left ii Account processing of securities in business investment account Same as on the left
5 Items relating to the evaluation of assets and liabilities of consolidated subsidiaries	An extensive current price evaluation method is employed for evaluation of assets and liabilities of consolidated subsidiaries.	Same as on the left

Item	Last consolidated fiscal year (April 1st 2005 to March 31st 2006)	This consolidated fiscal year (April 1st 2006 to March 31st 2007)
6 Amortization of goodwill	In regard to amortization of consolidation adjusting accounts, as a general rule, uniform repayments are carried out over a 20 year period.	In regard to amortization of goodwill, as a general rule, uniform repayments are carried out over a 20 year period.
7 Handling of appropriation of earnings etc.	The consolidated statement of retained earnings is drafted based on appropriation of earnings of consolidated companies confirmed during consolidated accounting period.	Same as on the left
8 Scope of funds for the consolidated cash flow statement	Funds in the consolidated cash flow account statement (cash and cash equivalents) may include cash on hand, readily available deposits, and readily convertible funds, and are constituted by short-term investments arriving from the term of redemption within three months from the date of acquisition bearing little risk in respect to value variation.	Same as on the left

Basics concerning changes in the preparation method of the consolidated fiscal financial statement

Last consolidated fiscal year (April 1st 2005 to March 31st 2006)	This consolidated fiscal year (April 1st 2006 to March 31st 2007)
(Accounting method on impairment of loss on fixed assets) Starting this consolidated year, the company is applying the "Accounting method for impairment of loss on fixed assets." (This method applies the "Statement of position on the setting of accounting methods for the impairment of loss on fixed assets" (Business Accounting Council, 9th August 2002) and the "Guidelines for the application of accounting standards for the impairment of loss on fixed assets" (Accounting Standards Board of Japan, 31st October 2003, Guidelines for the application of corporate accounting standards, No.6). The change has no influence on the balance sheet.	(Accounting standards for the indication of net assets in balance sheets) Starting this consolidated year, the company is applying the "Accounting method on indication of net assets in balance sheets." (Corporate accounting standards No.5, 9th December 2005) and "Guidelines for the application of accounting standards on indication of net assets in balance sheets" (Guidelines for the application of corporate accounting standards, No.8, 9th December 2005). The equivalent total value for accounting shareholders' equity to date is JPY6,159,631,000. From this consolidated year, the company will employ the revised Consolidated Financial Statement rules for net assets in the Consolidated Balance Sheet, following amendment of the said rules. (Accounting method on stock subscription) Starting this consolidated year, the company is applying the "Accounting method on stock subscription.", (Corporate accounting standards, No.8, 27th December 2005, Accounting Standards Board of Japan) and the "Guidelines for application of accounting standards on stock subscription" (Guidelines for the application of corporate accounting standards No.11, final amendment 31st May 2006, Accounting Standards Board of Japan). As a result, the unadjusted net current losses on the term, such as sales losses, ordinary losses, and taxes increased 56,880 thousand yen.

Changes in Accounting Titles and Classification

Last consolidated fiscal year (April 1st 2005 to March 31st 2006)	This consolidated fiscal year (April 1st 2006 to March 31st 2007)
(Consolidated balance sheet) In the previous consolidated fiscal year, "short term loans receivable" included under "others" of current assets exceeded over 5/100 of total asset. Therefore, we will separate the section from this consolidated fiscal year. The "short term loans receivable" during the last fiscal year included as "others" in current assets amounted to JPY145,241,000.	(Consolidated balance sheet) Affiliates' securities, which were included under investment securities as investment and other assets in the previous consolidated fiscal term, exceeded 5% of total assets, so it has been indicated separately from this consolidated fiscal term. The value of "affiliates securities" which were included as "others" in asset division of investment others in the previous consolidated fiscal term was JPY299,850,000. "Consolidation adjusting account" from the previous fiscal term is indicated as "goodwill" from this consolidated fiscal term. Consolidated cash flow statement "Amortization of consolidation adjusting account" from the previous fiscal term is indicated as "amortization of goodwill" from this consolidated fiscal term.

Notes Concerning the Consolidated Financial Statement

Notes to the consolidated balance sheet

Previous consolidated fiscal year (March 31, 2006)	This consolidated fiscal year (March 31, 2007)
*1 Matters regarding our affiliated companies are as stated below. Stocks in affiliated companies JPY299,850,000 Corporate bonds in affiliated companies JPY300,000,000 Total 599,850,000 yen	*1 ________
*2. Contingent liability Guarantee liabilities (1) The company guarantees the bank borrowing of the non-consolidated company below mentioned. Sweet Basil Inc. JPY194,670,000	2. Contingent liability Guarantee liabilities (1) The company guarantees the bank borrowing of the non-consolidated company below mentioned. Sweet Basil Inc. JPY194,670,000
Regarding losses and awards in litigation (1) On May 23, 2004, Yigrek Co., Ltd initiated as a plaintiff a demand for payment (demanding a sum of 59,000,000 yen) at the Tokyo District Court against our company as defendant related to the transaction framework of television program broadcasting. This action is currently in trial.	Regarding losses and awards in litigation (1) On May 23, 2004, Yigrek Co., Ltd initiated as a plaintiff a demand for payment (a sum of JPY59,000,000 yen) at the Tokyo District Court against our company as defendant related to the transaction framework of television program broadcasting. The judgment of the court on March 14, 2007 ordered that our company should pay the amount of JPY2,835,000,000. Said payment has been completed and the action is concluded.
(2) On December 25, 2002 in the Tokyo District Court, Nihonbungeisha Co., Ltd. commenced proceedings in which our Company was named as defendant claiming compensation for damages related to a publishing agreement (Amount claimed approx. JPY22,000,000). Although the claim was being litigated as of March 31, an amicable settlement was reached on May 17, 2006, and the dispute has been resolved. Our company believes the matter stated in (1) above has no legitimacy, and we are resolved to asserting this clearly in court.	(2) On December 25, 2002 in the Tokyo District Court, Nihonbungeisha Co., Ltd. commenced proceedings in which our Company was named as defendant claiming compensation for damages related to a publishing agreement (Amount claimed approx. JPY22,000,000). Although the claim was being litigated as of March 31, an amicable settlement was reached on May 17, 2006, and the dispute has been resolved.
*3 The company's number of common stock issued is 68,956,096 stocks.	*3 ________
*4 The number of common stock held by our consolidated companies which submit financial statements is 159,983 stocks.	*4 ________
*5 Consumption lease agreement for investment securities "Marketable securities for business investment" include JPY957,000,000 in marketable securities on loan via loan agreements.	*5 ________

Notes to the consolidated income statement

Last consolidated fiscal year (April 1st 2005 to March 31st 2006)	This consolidated fiscal year (April 1st 2006 to March 31st 2007)
*1. Main items and values of the marketing and general administrative expenses are: Commissions paid JPY546,656,000 Salary 129,977 Provision for directors' retirement allowance 2,242 Retirement allowance expenditure 3,036	*1. Main items and values of the marketing and general administrative expenses are: Salary 526,704,000 yen Commissions paid 200,876 Provision for accrued bonuses 121,621 Provision for directors' retirement allowance 9,711 Retirement allowance expenditure 52,971
*2 The loss on retirement of fixed assets consists of office equipment to the value of JPY154,000.	*2 The loss on retirement of fixed assets consists of office equipment to the value of JPY5,000.

Notes to the consolidated statement of capital stock variation

Current consolidated fiscal year (from April 1, 2006 to March 31, 2007)

1 Matters related to shares outstanding

Type of share	At the end of last consolidated fiscal year	Increase	Decrease	End of this consolidated fiscal year
Common shares (Thousand shares)	68,956	8,149	–	77,105

(General outline of changes)

The main reason for the increase is as follows:

1. Exercise of our 2nd stock subscription warrants 4,000 shares
2. Increase due to exercise of rights to stock subscription warrants issued by third parties. 8,145 shares

2 Matters related to treasury stock

Type of share	At the end of last consolidated fiscal year	Increase	Decrease	End of this consolidated fiscal year
Common shares (Thousand shares)	159	2,500	2,500	159

Notes 1. The increase of 2,500 shares of common treasury stock was due to increased market purchases.

2 The decrease of 2,500 shares of common treasury stock was due to a reduction in transfers to Union Holdings Co., Ltd.

3 Matters related to stock subscription warrants

Company Name	Content	Type of shares concerned	Number target stock subscription warrants (Thousand shares)				Amount outstanding at the end of this consolidated fiscal year (Thousand JPY)
			At the end of last consolidated fiscal year	Increase	Decrease	End of this consolidated fiscal year	
Submitted company	Stock subscription warrants issued by third party	common shares	29,285	–	29,285	–	–
	Stock subscription warrants	–					56,880
consolidated subsidiaries	–	–					–
Total		–					56,880

Notes 1. The number of shares represent the maximum number of shares that may be exercised.

2. Summary of reasons for changes in numbers of target shares

The decrease in the number of stock subscription warrants issued by allocation to third party is due to exercise and purchase of rights.

4 Matters related to dividends

(1) Amount of dividends

Nothing relevant to report.

(2) Of which the base date belongs to this consolidated fiscal term, the effective date of dividends belongs to next consolidated fiscal term.

Nothing relevant to report.

(Concerning the Consolidated Cash Flow Statement)

Last consolidated fiscal year (April 1st 2005 to March 31st 2006)	This consolidated fiscal year (April 1st 2006 to March 31st 2007)
*1 Relation between the balance of cash and cash equivalents at term end and the amount of title particulars on the consolidated balance sheet. (As of 31st of March 2006) Cash on hand and in banks JPY2,322,578,000 Time deposits with original maturities over 3 months – Cash and cash equivalents 2,322,578	*1 Relation between the balance of cash and cash equivalents at term end and the amount of title particulars on the consolidated balance sheet. (As of 31st of March 2007) Cash on hand and in banks JPY416,832,,000 Time deposits with original maturities over 3 months – Cash and cash equivalents 416,832
*2. Overall breakdown of assets and liabilities of companies newly made consolidated subsidiaries by the acquisition of shares in this consolidated fiscal year. The breakdown of assets and liabilities at the commencement of consolidation following new consolidation by the acquisition of shares and the like as well as the relationship between the cost price of share acquisition and expenditure (net figure) for the purpose of acquisition is as follows: Name of company whose shares were acquired Asia Movie Week Pte. Ltd. (Singapore) (As of 1st October, 2005) Available assets 25,358,000 yen Fixed assets 316 Consolidation account adjustment 7,557 Circulating liabilities ∆4,573 Fixed liabilities – Minor Shareholders' Equity ∆4,853 Acquisition cost price of new consolidated subsidiary 23,805 Cash and cash equivalents of new consolidated subsidiaries 25,043 Deduction: Income, net figure due to acquisition of new consolidated subsidiary 1,237	*2. Overall breakdown of assets and liabilities of companies newly made consolidated subsidiaries by the acquisition of shares in this consolidated fiscal year. The breakdown of assets and liabilities at the commencement of consolidation following new consolidation by the acquisition of shares and the like as well as the relationship between the cost price of share acquisition and expenditure (net figure) for the purpose of acquisition is as follows: Name of company whose shares were acquired Saboten Park and Resort Inc., and Izu Skyline Country Club (formerly Naka-Izu Kougen Kaihatsu Co., Ltd.). (As of 1st April, 2006) Available assets JPY490,194,000 Fixed assets 1,501,699 Goodwill 254,853 Circulating liabilities ∆985,784 Fixed liabilities ∆984,103 Minor Shareholders' Equity ∆291,279 Acquisition cost price of new consolidated subsidiary ∆14,419 Increase (decrease) in cash and cash equivalents in new consolidated companies 120,375 Income due to acquisition of newly consolidated subsidiaries 105,955
*3. Overall breakdown of assets and liabilities of companies newly removed from consolidation by the sales of shares in this consolidated fiscal year. O&Z Project Co., Ltd. (As of 1st April, 2005) Available assets JPY9,659,000 Fixed assets – Total assets 9,659 Circulating liabilities 717 Fixed liabilities – Total liabilities 717	*3. Overall breakdown of assets and liabilities of companies newly removed from consolidation by the sales of shares in this consolidated fiscal year. Asia Movie Week Pte. Ltd. (Singapore) As of the 30th of September 2006) Available assets JPY202,000 Fixed assets 776 Circulating liabilities ∆5,850 Fixed liabilities ∆13,468 Minor Shareholders' Equity 10,124 Profit on sale of shares 33,117 Value of shares sold 24,901 Cash and cash equivalents ∆14 Income from the sale of shares 24,887

(Segment Information)

1 Segment information on each type of operation

Previous consolidated fiscal year (from the 1st of April 2005 until the 31st of March 2006)

	Entertainment and contents business operations (thousand JPY)	Investment operations (thousand JPY)	Other operations (thousand JPY)	Totals (thousand JPY)	Elimination or all companies (thousand JPY)	Consolidated (Thousand Yen)
I Sales and operating profit						
Sales						
(1) Sales to external customers	83,797	3,925,601	9,568	4,018,966	–	4,018,966
(2) Internal sales or transfers between segments	–	–	–	–	–	–
Total	83,797	3,925,601	9,568	4,018,966	–	4,018,966
Operating expenses	392,604	2,351,334	88,489	2,832,428	–	2,832,428
Operating profit (loss)	Δ308,807	1,574,266	Δ78,920	1,186,538	–	1,186,538
II Assets, depreciation and capital expenditure						
Assets	2,860,587	4,408,166	38,909	7,307,662	4,368,846	11,676,509
Depreciation	434	–	287	722	19,705	20,427
Capital expenditure	633	–	40	673	2,756	3,429

(Notes) 1 Business segments are classified considering the nature of business as follows:

Entertainment and contents business

Sales and purchase of rights to distribute movies in theatres and visual software for CDs and DVDs, and production contracts for motion pictures.

Investment Business

Investment in content funds.

Other businesses

Realty business operations etc.

In the past, we have categorized our real estate business as its own category, but as the significance of such business has declined, in terms of increases or decreases in sales and operating income, we are now presenting it under "Other", starting this consolidated fiscal year.

Furthermore, the sales from "Real estate business" included in "Others" for this fiscal half year totaled JPY9,568,000, with operating expenses of JPY23,394,000, and an operating loss of JPY13,826,000.

2. The assets included in the column of "elimination or all companies", which amounted to 4,368,846 thousand JPY, these consist mainly of cash on hand and in banks of the parent company and assets pertaining to the administrative department.

Current consolidated fiscal year (from the 1st of April 2006 until the 31st of March 2007)

	Entertainment and contents business operations (thousand JPY)	Investment operations (thousand JPY)	Leisure operations (thousand JPY)	Other operations (thousand JPY)	Totals (thousand JPY)	Elimination or all companies (thousand JPY)	Consolidated (Thousand Yen)
I Sales and operating profit							
Sales							
(1) Sales to external customers	210,957	1,928,067	1,958,854	24,301	4,122,180	–	4,122,180
(2) Internal sales or transfers between segments	476	333,428	1,079	–	334,984	Δ334,984	–
Total	211,433	2,261,496	1,959,933	24,301	4,457,164	Δ334,984	4,122,180
Operating expenses	721,098	3,234,407	2,256,003	51,013	6,262,522	Δ343,818	5,918,704
Operating profit (loss)	Δ509,664	Δ972,911	Δ296,069	Δ26,712	Δ1,805,358	8,833	Δ1,796,524
II Assets, depreciation and capital expenditure							
Assets	1,165,810	4,827,750	1,831,246	16,328	7,841,137	853,283	8,694,420
Depreciation	582	2,337	59,835	145	62,900	4,017	66,917
Capital expenditure	10,175	73,905	201,980	5,922	291,984	185,162	477,147

(Notes) 1 Business segments are classified considering the nature of business as follows:

Entertainment and contents business

Sales and purchase of rights to distribute movies in theatres and visual software for CDs and DVDs, and production contracts for motion pictures.

Investment Business

Investment in content funds.

Leisure business

Operation and managing of theme parks and sports leisure facilities.

*It has been added as our new business segment from this consolidated fiscal term.

Other businesses

Realty business operations etc.

2. The assets included in the column of "elimination or all companies" which amounted to 853,283 thousand JPY, these consist mainly of cash on hand and in banks of the parent company and assets pertaining to the administrative department.

2 Geographical segments

Previous consolidated fiscal year (from the 1st of April 2005 until the 31st of March 2006)

The total amount of domestic sales and total assets exceed 90% or more of total sales of all segments, and of the assets of all segments. Therefore, geographical segment information is omitted here.

Current consolidated fiscal year (from the 1st of April 2006 until the 31st of March 2007)

The total amount of domestic sales and total assets exceed 90% or more of total sales of all segments, and of the assets of all segments. Therefore, geographical segment information is omitted here.

3 Overseas sales

Previous consolidated fiscal year (from the 1st of April 2005 until the 31st of March 2006)

	Great Britain	Asia	Others	Total
I Overseas sales (Thousand JPY)	694,983	257,651	2,514	955,149
II Consolidated sales (Thousand JPY)	—	—	—	4,018,966
III Ratio of overseas sales to consolidated sales (%)	17.3	6.4	0.1	23.8

(Notes) 1. Countries or territories are classified according to geographical proximity, and to the region to which they belong.

2. Overseas sales indicate the sales of the company and its subsidiaries to the countries and areas outside of Japan.

Current consolidated fiscal year (from the 1st of April 2006 until the 31st of March 2007)

	Asia	Others	Total
I Overseas sales (Thousand JPY)	1,144,836	975	1,145,812
II Consolidated sales (Thousand JPY)	—	—	4,122,180
III Ratio of overseas sales to consolidated sales (%)	27.8	0.0	27.8

(Notes) 1. Countries or territories are classified according to geographical proximity, and to the region to which they belong.

2. Overseas sales indicate the sales of the company and its subsidiaries to the countries and areas outside of Japan.

(Notes concerning lease transactions)

Last consolidated fiscal year (April 1st 2005 to March 31st 2006)	This consolidated fiscal year (April 1st 2006 to March 31st 2007)
Financial lease transactions other than cases in which the ownership of the leased property is transferred to a lessee.	Financial lease transactions other than cases in which the ownership of the leased property is transferred to a lessee.

Last consolidated fiscal year (April 1st 2005 to March 31st 2006)

1 Values equivalent to the acquisition cost, the accumulated depreciation and the book value of the fiscal year.

	Equivalent acquisition costs (thousands of JPY)	Accumulated depreciation (thousands of JPY)	Book value at year end (thousand JPY)
Facilities pertaining to buildings	40,523	26,340	14,183
Total	40,523	26,340	14,183

(Note) The above mentioned amounts do not include interest expenses.

(2) Value equivalent to the balance of unexpired lease payments at the end of the fiscal year

Within one year	JPY8,953,000
More than 1 year	JPY7,235,000
Total	JPY16,189,000

(Note) The above mentioned amounts do not include interest expenses.

3. Lease payment, value equivalent to the depreciation cost, and value equivalent to the interest cost

Lease payment	JPY9,996,000
Value equivalent to depreciation cost	JPY8,104,000
Value equivalent to the interest expense	JPY1,776,000

4 Method of calculation of the total depreciation cost
The value equivalent to the depreciation cost is calculated in accordance with the straight- line method based on the lease period as useful life and a zero residual value.

5 Method for calculation of the value equivalent to the interest cost
The difference between the total lease fee and the equivalent acquisition value is taken to be the value of interest, which is distributed between terms in accordance with the interests method.

This consolidated fiscal year (April 1st 2006 to March 31st 2007)

1 Values equivalent to the acquisition cost, the accumulated depreciation and the book value of the fiscal year.

	Equivalent acquisition costs (thousands of JPY)	Accumulated depreciation (thousands of JPY)	Book value at year end (thousand JPY)
Facilities pertaining to buildings	40,523	34,445	6,078
Tools, furniture and fixtures	24,450	11,842	12,607
Automotive equipment	7,200	1,200	6,000
Total	72,173	47,488	24,685

(Note) The above mentioned amounts do not include interest expenses.

(2) Value equivalent to the balance of unexpired lease payments at the end of the fiscal year

Within one year	JPY12,199,000
More than 1 year	JPY14,361,000
Total	JPY26,561,000

(Note) The above mentioned amounts do not include interest expenses.

3. Lease payment, value equivalent to the depreciation cost, and value equivalent to the interest cost

Lease payment	JPY16,725,000
Value equivalent to depreciation cost	JPY13,699,000
Value equivalent to the interest expense	JPY2,358,000

4 Method of calculation of the total depreciation cost
The value equivalent to the depreciation cost is calculated in accordance with the straight- line method based on the lease period as useful life and a zero residual value.

5 Method for calculation of the value equivalent to the interest cost
The difference between the total lease fee and the equivalent acquisition value is taken to be the value of interest, which is distributed between terms in accordance with the interests method.

(Transactions with related parties)

Last consolidated fiscal year (from the 1st of April 2005 until the 31st of March 2006)

1. Subsidiaries etc.

Attribute	Names of company etc.	Address	Capital stock	Description of business	Percentage of voting rights owned	Relationship		Content of transactions	Amount of transaction (thousand JPY)	Items	Balance at year end (thousand JPY)
						Collateral office	Business relationship				
Related company	Saboten Park And Resort Inc.	Ito city, Shizuoka pref.	JPY10M	Operation of theme parks	Directly 33%	Collateal 1	Transactions in financing operations	Cash lending (note 1) Interest accounting Management consulting fees (Note 2)	103,000 3,616 180,000	Long term loans receivable Accounts due Accounts receivable Bonds of affiliates	130,925 3,953 168,000 300,000

Business terms and procedures for deciding business terms

Note 1. Loans are determined in the same way as general transaction terms, with reference to the market interest rate.

2. For management consulting fees, we negotiate with the counterpart company to agree a price suitable for the services rendered.

The transacted amount does not contain sales tax.

Current consolidated fiscal year (from the 1st of April 2006 until the 31st of March 2007)

1. Subsidiaries etc.

Type	Names of company etc.	Address	Capital stock	Description of business	Percentage of voting rights owned	Relationship		Content of transactions	Amount of transaction (thousand JPY)	Items	Balance at year end (thousand JPY)
						Collateral office	Business relationship				
Related company	M3 Entertain-ment Corporation	Chuo-ku, Tokyo	JPY20M	Planning, creation and marketing etc. of movie content and software	20.93%	–	Transactions in financing operations	Cash lending (note 1) Assignment fees	100,000 1,650	Accounts due Long term loans receivable	655 100,000

2. Major corporate shareholders

Type	Names of company etc.	Address	Capital stock	Description of business	Percentage of voting rights owned	Relationship		Content of transactions	Amount of transaction (thousand JPY)	Items	Balance at year end (thousand JPY)
						Collateral office	Business relationship				
Main corporate share-holders	Union Holdings Co., Ltd.	Itabashi-ku, Tokyo	JPY17,090M	Precision optical equipment operations	12.41%	Collateral 1 share-holders	Business trading	Purchase of securities Assignment fees	974,399 13,581	Accounts due Accounts payable	1,035 4,107

Business terms and procedures for deciding business terms

Notes 1 For monetary loans, we determine the interest rate in the same way as our general transaction terms, with reference to market rates.

(Notes on tax benefit accounting)

1. Breakdown of deferred tax assets and liabilities by major causative factor

(Unit: Thousand JPY)

	Previous consolidated fiscal year (As of March 31, 2006)	This consolidated fiscal year (As of March 31, 2007)
Deferred tax assets:		
Amount exceeding the limit of the allowance for doubtful accounts recorded under deductible expenses	4,508	314,211
Valuation loss on inventories not recognized in the deductible expenses	193,733	175,388
Over depreciation of film rights	15,537	18,338
Valuation loss on investment securities not recognized in the deductible expenses	1,234,266	2,412,247
Amount of denial of reserve for retirement benefits	–	90,187
Deficit brought forward	7,007,128	7,828,960
Others	35,082	57,809
Deferred tax assets subtotal	8,490,257	10,897,142
Valuation reserve	Δ8,490,257	Δ10,897,142
Total deferred tax assets	–	–
Deferred tax liability		
Unrealized revaluation loss on other investment securities	156,633	–
Total deferred tax liabilities	156,633	–
Deferred tax assets net total	Δ156,633	–

(Note) The total deferred tax assets are contained in the consolidated balance sheet under the following items:

(Unit: Thousand JPY)

	Previous consolidated fiscal year (As of March 31, 2006)	This consolidated fiscal year (As of March 31, 2007)
Current assets – deferred tax assets	–	–
Fixed assets – deferred tax assets	–	–
Current liabilities – deferred tax liabilities	155,933	–
Fixed liabilities – deferred tax liabilities	699	–

2. Breakdown of discrepancies between legally effective tax rate and corporate tax rates after application of tax effect accounting.

Previous consolidated fiscal year (As of March 31, 2006)		This consolidated fiscal year (As of March 31, 2007)
Legally effective tax rate	40.69%	Since we have recorded the net deficit for the period before adjustment on taxation, we do not have the record.
Losses from entertainment and other expenses that can never be deducted	0.09%	
Resident and other taxes on per-capita basis	0.31%	
Valuation reserve	Δ40.78%	
Corporate tax rates after application of tax effect accounting	0.31%	

(Concerning securities)

1 Securities available for sale with fair value

Division	Type	Previous consolidated fiscal year (March 31, 2006)			This consolidated fiscal year (March 31, 2007)		
		Acquisition cost (thousands of JPY)	Book value (thousands of JPY)	Difference (thousands of JPY)	Acquisition cost (thousands of JPY)	Book value (thousands of JPY)	Difference (thousands of JPY)
Securities whose book value exceeds their acquisition cost	Shares	1,353,053	1,817,771	464,718	801,148	897,374	96,225
	Subtotal	1,353,053	1,817,771	464,718	801,148	897,374	96,225
Securities whose book value does not exceed their acquisition cost	Shares	667,770	587,995	Δ79,775	539,810	373,980	Δ165,829
	Subtotal	667,770	587,995	Δ79,775	539,810	373,980	Δ165,829
Total		2,020,823	2,405,766	384,943	1,340,959	1,271,355	Δ69,603

2. Securities available for sale sold during the last fiscal year

Last consolidated fiscal year (from the 1st of April 2005 until the 31st of March 2006)			Current consolidated fiscal year (from the 1st of April 2006 until the 31st of March 2007)		
Sale value (thousand JPY)	Total profit on sale (thousands of JPY)	Total loss on sale (thousands of JPY)	Sale value (thousand JPY)	Total profit on sale (thousands of JPY)	Total loss on sale (thousands of JPY)
273,982	200,610	62,141	4,053,946	214,887	1,187,985

3 Main securities with no market price

Division	Previous consolidated fiscal year (March 31, 2006)	This consolidated fiscal year (March 31, 2007)
	Book value (thousands of JPY)	Book value (thousands of JPY)
Other stocks and bonds		
Non listed stocks	450,483	1,118,881
Investments to investment partnerships	800,000	—
Non listed bonds	300,000	141,443

4 Refund schedule of other securities with maturity

Previous consolidated fiscal year (March 31, 2006)

(Unit: thousand JPY)

Division	Within 1 year	More than 1 year, within 5 years	More than 5 years, within 10 years	More than 10 year
Claimable assets Bonds payable	–	300,000	–	–
Total	–	300,000	–	–

This consolidated fiscal year (March 31, 2007)

(Unit: thousand JPY)

Division	Within 1 year	More than 1 year, within 5 years	More than 5 years, within 10 years	More than 10 year
Claimable assets Bonds payable	–	141,443	–	–
Total	–	141,443	–	–

(Concerning derivative transactions)

Last consolidated fiscal year (from April 1, 2005 to March 31, 2006)

1 Matters related to transaction conditions

(1) Content of transactions

The derivatives transactions used are cap transactions and interest rate swap transactions, which are interest rate option transactions.

(2) Policy for transactions

Risk avoidance is set as the objective.

(3) Purpose for the use of these transactions

Interest rate option transactions (cap transactions) and interest rate swap transactions are used with the objective of leveling the costs of procuring loans.

(4) Type of risks involved in transactions and management structure

Interest rate option transactions (cap transactions) and interest rate swap transactions each have risks depending on fluctuations in market interest rates.

It should be noted that the contract parties for transaction in derivatives are highly reliable financial institutions and that the risk of a breach in contract by these parties is judged to be extremely small.

The executions of these transactions in derivatives are carried out by an executive in charge, the management thereof is carried out by the accounts manager, and the execution is authorized by the chairman.

2 Matters related to the market value of transactions

The company withdrew from all derivative trades as of November 10th, 2004.

Current consolidated fiscal year (from April 1, 2006 to March 31, 2007)

1 Matters related to transaction conditions

(1) Transaction content

The derivatives transactions used are cap transactions and interest rate swap transactions, which are interest rate option transactions.

(2) Transaction policy

Risk avoidance is set as the objective.

(3) Purpose for the use of these transactions

Interest rate option transactions (cap transactions) and interest rate swap transactions are used with the objective of leveling the costs of procuring loans.

(4) Type of risks involved in transactions and management structure

Interest rate option transactions (cap transactions) and interest rate swap transactions each have risks depending on fluctuations in market interest rates.

It should be noted that the contract parties for transaction in derivatives are highly reliable financial institutions and that the risk of a breach in contract by these parties is judged to be extremely small.

The executions of these transactions in derivatives are carried out by an executive in charge, the management thereof is carried out by the accounts manager, and the execution is authorized by the chairman.

2 Matters related to the market value of transactions

The company withdrew from all derivative trades as of November 10th, 2004.

(Concerning the reserve for retirement benefits)

1 Outline of the retirement allowance system used

The company and its domestic consolidated companies adapted the lump-sum severance indemnities plan.

2 Details of liabilities on the reserve for retirement benefits

	Previous consolidated fiscal year (March 31, 2006)	This consolidated fiscal year (March 31, 2007)
Retirement benefit obligations (thousands of JPY)	9,866	236,338
(1) Reserve for retirement benefits (thousands of JPY)	9,866	236,338

(Note) The Company and the domestic subsidiaries use the simple method for accounting the retirement allowance liabilities.

3 Details of expenditure on the reserve for retirement benefits

	Last consolidated fiscal year (April 1st 2005 to March 31st 2006)	This consolidated fiscal year (April 1st 2006 to March 31st 2007)
Retirement benefit costs (thousands of JPY)	3,036	52,971
(1) Service costs (thousands of JPY)	3,036	52,971

(Note) The company and the domestic subsidiaries use the simple method for accounting the retirement allowance liabilities.

Notes on stock subscription warrants

Current consolidated fiscal year (from April 1, 2006 to March 31, 2007)

1 Expense amount and items during this consolidated fiscal term
Stock compensation expenses for marketing and general administrative expenses JPY56,880,000

2 Content of stock subscription warrants

	1st stock subscription warrants	2nd stock subscription warrants	3rd stock subscription warrants	4th stock subscription warrants
Date of resolution	March 2nd 2005	August 17th 2005	September 4th 2006	January 1st 2007
Division and number of appointee	Company directors 6 Company auditors 3 Company employees 23	Company directors 2 Company auditors 1 Company employees 19 Subsidiary directors 1 Affiliated company directors 4 Affiliated company employees 68	Company directors 3 Company auditors 3 Company employees 28	Company directors 3 Company employees 24
Share types and numbers granted Notes 1, 2	1,600,000 common shares	900,000 common shares	1,900,000 common shares	1,900,000 common shares
Date of grant	March 2nd 2005	August 25th 2005	September 4th 2006	January 16th 2007
Fixed terms	Employment from the date of grant to right fixed date.	Employment from the date of grant to right fixed date.	Employment from the date of grant to right fixed date.	Employment from the date of grant to right fixed date.
Target employment term	(From March 2nd 2005 to March 9th 2005)	—	(From September 4th 2006 to September 18th 2006)	(From January 16th 2007 to January 29th 2006)
Right exercise period	from March 10th, 2005 _to March 9th 2010	From August 26th 2005 _to March 9th 2010	From September 19th 2006 _to July 6th 2011	From January 30th 2007 _to July 6th 2011

Notes 1. Indication is made after being calculated to number of shares.

2. On April 1, 2005, we performed a share consolidation, combining 10 shares into 1 share. The number of shares granted as well as exercise price has been adjusted according to the share consolidated.

3 Size of stock subscription warrants and related changes

(1) Number of stock subscription warrants

(Unit: shares)

	1st stock subscription warrants	2nd stock subscription warrants	3rd stock subscription warrants	4th stock subscription warrants
Before fixed term	—	—	—	—
Beginning of term	—	—	—	—
Grant	—	—	1,900,000	1,900,000
Invalidation	—	—	—	—
Fixed term	—	—	1,900,000	1,900,000
Unconfirmed	—	—	—	—
After fixed term				
Beginning of term	1,300,000	795,000	—	—
Fixed term	—	—	1,900,000	1,900,000
Exercise of rights	—	4,000	—	—
Invalidation	160,000	157,000	50,000	30,000
Unexercised remainder	1,140,000	634,000	1,850,000	1,870,000

Notes Indication is made after being calculated to number of shares.

(2) Unit price information

(Unit: JPY)

	1st stock subscription warrants	2nd stock subscription warrants	3rd stock subscription warrants	4th stock subscription warrants
Right issue price	260	215	140	84
Average share price at the time of exercise	163.5	163.5	—	—
Fair evaluation value (Grant date)	(Note)	(Note)	19	15

Note These are stock subscription warrants granted before the change in corporate law, so they are not stated.

(Per share information)

Last consolidated fiscal year (April 1st 2005 to March 31st 2006)	This consolidated fiscal year (April 1st 2006 to March 31st 2007)
Net assets per share JPY157.61 Net income per share JPY10.12 Fully Diluted Net Income per Share JPY9.86 As of 1st April 2005, consolidation of 10 shares to 1 share was completed. The following per share information is based on the assumption that the consolidation of shares was completed in the beginning of last term: Last consolidated fiscal year Net assets per share JPY110.44 Net deficit for the term per share JPY17.34 The fully diluted net profit per share is not recorded as there is a net loss per share for the fiscal year.	Net assets per share JPY80.05 Net deficit for the term per share JPY81.13 The fully diluted net profit per share is not recorded as there is a net loss per share for the fiscal year.

(Note) Basic structure for calculation

1 Net assets per share

	Last consolidated fiscal year (April 1st 2005 to March 31st 2006)	This consolidated fiscal year (April 1st 2006 to March 31st 2007)
Total net assets on the balance sheet (thousands of yen)	—	6,544,611
Net assets related to common shares (thousands of yen)	—	6,159,631
Difference between total net assets on the balance sheet and net asset related to common shares, as used in calculation of net assets per share (thousands of yen).	—	384,980
Main elements of the disparity (thousands of JPY)		
Share options	—	56,880
Minor Shareholders' Equity	—	328,100
Number of outstanding common shares (Shares)	—	77,105,272
Number of treasury stock (shares)	—	159,983
Number of common shares used to calculate net asset per share (shares)	—	76,945,289

2 Net profit per share, net loss per share and fully diluted net profit per share on the term

	Last consolidated fiscal year (April 1st 2005 to March 31st 2006)	This consolidated fiscal year (April 1st 2006 to March 31st 2007)
Net profit per share or net loss per share this term		
Net profit for the term (thousands of JPY)	571,997	—
Net deficit for the term (thousands of JPY)	—	6,169,368
Amount not attributable to common shareholders (thousands of JPY)	—	—
Net profit for the term related to common shares (thousands of JPY)	571,997	—
Net loss for the term related to common shares (thousands of JPY)	—	6,169,368
Average number of shares of common stock in the term (shares)	56,531,858	76,043,434
Fully diluted net income per share		
Net profit on the term after adjustment (thousands of JPY)	—	—
Increase in common stock (shares)	1,505,585	—
(Number of stock subscription warrants within that increase (shares))	(1,505,585)	—
Outline of residual securities not able to be included in the calculation of net profit on the term after adjustment for residual securities, in order not to have an attenuated effect	[1] Stock subscription warrants (stock options) issued according to article 280-20 and 280-21 of the Commercial Code, as amended in 2001. Settled at extraordinary general meeting of shareholders on February 25, 2005 and board of directors on March 2, 2005: 13,000 rights.	[1] Stock subscription warrants (stock options) issued according to article 280-20 and 280-21 of the Commercial Code, as amended in 2001. Settled at extraordinary general meeting of shareholders on February 25, 2005 and board of directors on March 2, 2005: 11,400 rights, August 17, 2005, 6,340 rights. [2] Stock subscription warrants (stock options) issued according to article 236, 238, and 239 of the Commercial Code Settled at extraordinary general meeting of shareholders on February 25, 2005 and board of directors on March 2, 2005: 18,500 rights, August 17, 2005, 18,700 rights.

(Important events subsequent to the balance sheet day)

Last consolidated fiscal year (April 1st 2005 to March 31st 2006)	This consolidated fiscal year (April 1st 2006 to March 31st 2007)
1. Settlement with Nihonbungeisha Co., Ltd. On May 17, 2006, an amicable settlement was reached in the suit brought against our company in the Tokyo District Court on December 25, 2002 by Nihonbungeisha Co., Ltd. in a dispute over a publishing agreement. 2. Regarding affiliating with Korea Tender Inc. under the equity method On June 16th 2006, we made Korea Tender into an affiliated company subject to application of the equity method. (1) Trade name Korea Tender Inc. (2) Date of foundation: April 3rd, 1997 (3) Representative: Ho-June, Kim (4) Capital: 7,682,228,000 Won (5) Business contents: Portal finance service, entertainment service, Venture development business (6) Shareholders: Ho-June Kim (14.1%), Namjune Kim (2.31%) Hegyon Yan (2.16%) (7) No. of employees: 122 (8) Trends in performance in recent years The sales for term ending 31st December 2005 recorded 5.9 billion won, and both ordinary loss and current net loss were recorded 4.463 billion won.	―――

(5) Non-consolidated financial statement

(1) Balance Sheet

		Last fiscal year (31 March 2006)			This fiscal year (31 March 2007)			Increase/Decrease	
Division	Note symbol	Amount (Thousands of JPY)		Share (%)	Amount (Thousands of JPY)		Share (%)	Amount (Thousands of JPY)	
(Assets)									
I Current assets									
1 Cash on hand and in banks			2,257,927			236,783			Δ2,021,143
2 Accounts receivable	*1		260,796			1,102,217			841,420
3 Securities held in trade account			—			117,762			117,762
4 Securities in business investment account	*6		3,535,150			2,116,796			Δ1,418,353
5 Film distribution rights etc.			7,497			300,416			292,918
6 Advance payments			851,542			—			Δ851,542
7 Advance charges			6,542			38,417			31,874
8 Short-term loans receivable	*1		2,476,138			1,174,403			Δ1,301,735
9 Accounts due			822,613			169,239			Δ653,374
10 Accrued consumption tax etc.			11,384			—			Δ11,384
11 Other			125,415			161,125			35,710
12 Allowance for doubtful accounts			Δ125,970			Δ576,726			Δ450,755
Total current assets			10,229,039	88.6		4,840,436	72.9		Δ5,388,603
II Fixed assets									
1 Tangible fixed assets									
(1) Buildings		4,224			185,298				
Total depreciation cost		1,783	2,440		3,653	181,644			179,203
(2) Tools, furniture and fixtures		2,783			34,614				
Total depreciation cost		2,320	463		5,087	29,527			29,063
(3) Automotive equipment		2,857			2,857				
Total depreciation cost		325	2,531		2,057	799			Δ1,731
(4) Land		—				54,843			54,843
Total tangible fixed assets			5,435	0.1		266,814	4.0		261,378

Division	Note symbol	Last fiscal year (31 March 2006) Amount (Thousands of JPY)	Share (%)	This fiscal year (31 March 2007) Amount (Thousands of JPY)	Share (%)	Increase/Decrease Amount (Thousands of JPY)
2. Intangible fixed assets						
(1) Software		—		3,690		3,690
(2) Telephone subscription rights		1,950		1,950		—
(3) Other		—		388		388
Total intangible fixed assets		1,950	0.0	6,029	0.1	4,079
3 Investments and other assets						
(1) Investment account securities		56,421		202,932		146,510
(2) Affiliates' shares		742,806		926,211		183,405
(3) Affiliates' bonds		340,500		590,500		250,000
(4) Investment loss reserve		—		Δ430,000		Δ430,000
(5) Long-term loans receivable		193,030		1,080,000		886,969
(6) Long-term operating receivables		133,059		126,078		Δ6,980
(7) Long-term advance charges		650		350		Δ300
(8) Insurance reserve fund		100,580		—		Δ100,580
(9) Deposits and guarantees received		—		77,147		77,147
(10) Other		37,131		3,980		Δ33,151
(11) Allowance for doubtful accounts		Δ295,353		Δ1,047,258		Δ751,905
Total investments and other assets		1,308,826	11.3	1,529,942	23.0	221,116
Total fixed assets		1,316,211	11.4	1,802,786	27.1	486,574
Total assets		11,545,251	100.0	6,643,222	100.0	Δ4,902,028

		Last fiscal year (31 March 2006)		This fiscal year (31 March 2007)		Increase/Decrease
Division	Note symbol	Amount (Thousands of JPY)	Share (%)	Amount (Thousands of JPY)	Share (%)	Amount (Thousands of JPY)
(Liabilities)						
I Circulating liabilities						
1 Trade accounts payable		68,531		65,566		Δ2,965
2 Accounts payable		245,755		595,559		349,804
3 Stock subscription warrants		13,530		—		Δ13,530
4 Accrued taxes on income		21,183		13,409		Δ7,774
5 Accrued consumption tax		—		8,937		8,937
6 Accrued expenses		5,718		5,092		Δ626
7 Advance receipts		6,024		3,858		Δ2,165
8 Money in custody		36,704		4,186		Δ32,517
9 Deferred tax liabilities		155,933		—		Δ155,933
10 Litigation reserve		22,800		—		Δ22,800
11. Other		12,040		13,247		1,207
Total current liabilities		588,221	5.1	709,857	10.7	121,636
II Fixed liabilities						
1 Long-term accounts payable		1,932		—		Δ1,932
2 Deferred tax liabilities		699		—		Δ699
3 Reserve for retirement benefits		6,886		11,358		4,471
4 Reserve for retirement allowance for directors		21,860		26,825		4,965
5 Deposits and guarantees received		300		300		—
6. Other		1,164		166		Δ998
Total fixed liabilities		32,843	0.3	38,649	0.6	5,806
Total liabilities		621,064	5.4	748,507	11.3	127,442

Division	Note symbol	Last fiscal year (31 March 2006) Amount (Thousands of JPY)		Share (%)	This fiscal year (31 March 2007) Amount (Thousands of JPY)		Share (%)	Increase/Decrease Amount (Thousands of JPY)	
(Shareholders Equity)									
1. Capital stock	*2		3,371,405	29.2		—	—		Δ3,371,405
II. Capital surplus									
1 Capital reserves		3,639,666			—				
2 Other capital surplus									
Balance in decrease of capital		3,055,743			—				
Gains on disposal of treasury stock					—				
Total capital surplus			6,695,409	58.0		—	—		Δ6,695,409
III Retained earnings									
1 Disposal of unappropriated profit		665,467			—				
Total earned surplus			665,467	5.7		—	—		Δ665,467
IV Unrealized revaluation loss on other investment securities			228,309	2.0		—	—		Δ228,309
Treasury stock	*3		Δ36,405	Δ0.3		—	—		36,405
Total shareholders' Equity			10,924,186	94.6		—	—		Δ10,924,186
Total debt and equity			11,545,251	100.0		—	—		Δ11,545,251

Division	Note symbol	Last fiscal year (31 March 2006) Amount (Thousands of JPY)		Share (%)	This fiscal year (31 March 2007) Amount (Thousands of JPY)		Share (%)	Increase/Decrease Amount (Thousands of JPY)	
(Net Assets)									
I Shareholders' equity									
1 Capital			—	—		4,239,467	63.8		4,239,467
2 Capital surplus									
(1) Capital reserves		—			4,500,912				
(2) Other capital surplus		—			3,015,293				
Total capital surplus			—	—		7,516,206	113.1		7,516,206
3 Retained earnings									
(1) Other retained earnings									
Carry-over retained earnings		—			Δ5,834,767				
Total earned surplus			—	—		Δ5,834,767	Δ87.8		Δ5,834,767
4 Treasury stock			—	—		Δ13,467	Δ0.2		Δ13,467
Total shareholders' equity			—	—		5,907,438	88.9		5,907,438
II Variance of estimate									
1 Unrealized revaluation loss on other investment securities			—			Δ69,603			
Total variance of estimate			—	—		Δ69,603	Δ1.0		Δ69,603
III Stock subscription warrants			—	—		56,880	0.8		56,880
Total net assets			—	—		5,894,715	88.7		5,894,715
Total of liabilities and net assets			—	—		6,643,222	100.0		6,643,222

(2) Income Statement

		Last fiscal year (From 1st of April 2005 to the 31st of March 2006)			This fiscal year (From 1st of April 2006 to the 31st of March 2007)			Increase/Decrease	
Division	Note symbol	Amount (Thousands of JPY)		Ratio (%)	Amount (Thousands of JPY)		Ratio (%)	Amount (Thousands of JPY)	
1. Sales									
1 Music and motion picture business		49,426			19,277			Δ30,149	
2 Management consulting fees	*1	180,000			330,000			150,000	
3 Profits from management of securities in business investment account		1,638,053			–			Δ1,638,053	
4 Sales of business investment account securities		2,088,141			1,887,096			Δ201,044	
5 Other sales	*2	28,975	3,984,596	100.0	24,301	2,260,675	100.0	Δ4,673	Δ1,723,920
II Cost of sales									
1 Music and motion picture business		88,373			115,116			26,742	
2 Cost of profits from management of securities in business investment account		–			20,408			20,408	
3 Cost of sales of business investment account securities		1,687,691	1,776,065	44.6	2,821,684	2,957,210	130.8	1,133,993	
Gross profit (loss) on sales			2,208,531	55.4		Δ696,534	Δ30.8		Δ2,905,066
III Selling and general administrative expenses	*3		922,231	23.1		664,527	29.4		Δ257,704
Operating profit (loss)			1,286,299	32.3		Δ1,361,062	Δ60.2		Δ2,647,361

		Last fiscal year (From 1st of April 2005 to the 31st of March 2006)			This fiscal year (From 1st of April 2006 to the 31st of March 2007)			Increase/Decrease	
Division	Note symbol	Amount (Thousands of JPY)		Ratio (%)	Amount (Thousands of JPY)		Ratio (%)	Amount (Thousands of JPY)	
IV. Non- operating income									
1 Interest received		74,910			162,247			87,336	
2 Exchange gain and loss		5,303			19,601			14,297	
3 Appraisal profit on commodity futures trading		–			4,160			4,160	
4 Sundry incomes		9,906	90,121	2.3	29,600	215,609	9.5	19,693	125,487
V Non- operating expenses									
1 Interest paid		15,824			–			Δ15,824	
2 Loss on insurance surrender		57,552			50,443			Δ7,108	
3 New share issue expense amortization		37,557			–			Δ37,557	
4 Stock delivery fee		–			5,466			5,466	
5 Sundry losses		19,737	130,672	3.3	25,357	81,267	3.6	5,619	Δ49,405
Ordinary Profit (Δ indicates ordinary loss)			1,245,748	31.3		Δ1,226,720	Δ54.3		Δ2,472,468
VI Extraordinary profits									
1 Profit on sales of investment securities		161,161			7,463			Δ153,698	
2 Reversal of allowance for doubtful accounts		480,609			–			Δ480,609	
3 Profit from dividend exclusion		14,345			–			Δ14,345	
4 Litigation reserve		37,200			–			Δ37,200	
5 Gain from forgiveness of debt, etc.		21,846			11,137			Δ10,709	
6. Other		–	715,162	17.9	891	19,492	0.9	891	Δ695,670
VII Extraordinary losses									
1 Loss on transfer of debts		509,013			288,150			Δ220,862	
2 Appraisal losses on securities in business investment account		700,000			2,893,402			2,193,402	
3 Appraisal loss on investment securities		58,513			1,610			Δ56,903	
4 Investment loss reserve		–			430,000			430,000	
5 Loss on sales of affiliates' securities		10,898			–			Δ10,898	
6 Profit on sales of investment securities		–			9,637			9,637	
7 Provision for doubtful accounts		–			1,481,683			1,481,683	
8 Appraisal losses on affiliates' shares		–			170,000			170,000	
9. Other		15,807	1,294,232	32.5	16,704	5,291,188	234.0	897	3,996,956
Net profit (loss) before taxes			666,678	16.7		Δ6,498,416	Δ287.4		Δ7,165,094
Corporation, resident and business taxes		1,210	1,210	0.0		1,818	0.1		607
Net income on the term (Δ indicates net loss on the term)			665,467	16.7		Δ6,500,235	Δ287.5		Δ7,165,703
Indisposed accumulated profit at the end of the term			665,467			–			

(3) Appropriation Statement

		31st term Fiscal year ended March 31st 2006	
Division	Note symbol	Amount (Thousands of JPY)	
Disposal of unappropriated profit for this fiscal period			
I Disposal of unappropriated profit			665,467
II Appropriation of earnings			—
III Retained earnings brought forward to the next period			665,467
Disposition of other capital surplus			
I Other capital surplus			3,055,743
II Disposal amount of other capital surplus			—
III Amount of other capital surplus carried forward			3,055,743

(4) Statement of Capital Stock Variation
This fiscal year (From 1st of April 2006 to the 31st of March 2007)

	Shareholders' Equity			
	Capital stock	Capital surplus		
		Legal capital surplus	Other capital surplus	Total capital surplus
Balance as of March 31, 2006 (thousand of JPY)	3,371,405	3,639,666	3,055,743	6,695,409
Variation during this fiscal year				
Issuance of new shares	868,062	861,246	–	861,246
Net Income	–	–	–	–
Acquisition of treasury stock	–	–	–	–
Disposal of treasury stock	–	–	Δ40,450	Δ40,450
Variation during this fiscal year other than shareholders' equity (net value)	–	–	–	–
Total variation during this fiscal year (thousands of JPY)	868,062	861,246	Δ40,450	820,796
Balance as of March 31, 2006 (thousand of JPY)	4,239,467	4,500,912	3,015,293	7,516,206

	Shareholders' Equity			
	Retained earnings		Treasury stock	Total shareholders' equity
	Retained earnings ????	Total earned surplus		
Balance as of March 31, 2006 (thousand of JPY)	665,467	665,467	Δ36,405	10,695,876
Variation during this fiscal year				
Issuance of new shares	–	–	–	1,729,308
Net Income	Δ6,500,235	Δ6,500,235	–	Δ6,500,235
Acquisition of treasury stock	–	–	Δ187,511	Δ187,511
Disposal of treasury stock	–	–	210,450	169,999
Variation during this fiscal year other than shareholders' equity (net value)	–	–	–	–
Total variation during this fiscal year (thousands of JPY)	Δ6,500,235	Δ6,500,235	22,938	Δ4,788,438
Balance as of March 31, 2006 (thousand of JPY)	Δ5,834,767	Δ5,834,767	Δ13,467	5,907,438

	Variance of Estimate		Share options	Total net assets
	Unrealized revaluation loss on other investment securities	Total variance of estimate		
Balance as of March 31, 2006 (thousand of JPY)	228,309	228,309	13,530	10,937,716
Variation during this fiscal year				
Issuance of new shares	–	–	–	1,729,308
Net Income	–	–	–	Δ6,500,235
Acquisition of treasury stock	–	–	–	Δ187,511
Disposal of treasury stock	–	–	–	169,999
Variation during this fiscal year other than shareholders' equity (net value)	Δ297,913	Δ297,913	43,350	Δ254,563
Total variation during this fiscal year (thousands of JPY)	Δ297,913	Δ297,913	43,350	Δ5,043,001
Balance as of March 31, 2006 (thousand of JPY)	Δ69,603	Δ69,603	56,880	5,894,715

Significant Accounting Principles

Item	Last fiscal year (April 1st 2005 to March 31st 2006)	This fiscal year (April 1st 2006 to March 31st 2007)
1 Standards and methods for the valuation of major assets	(1) Inventories Film distribution rights etc. are depreciated within a 12-month depreciation period from the time they are provided for business based on the serial method, using individual method.	(1) Inventories Products, goods in process, film distribution rights and TV broadcast rights. Cost accounting method based on the individual method However, in regard to film distribution rights amortized using the sum-of-the-years'-digits-method within 12 repayment months from point in time when provided for business. Furthermore, TV broadcasting rights are written off using equal installment method according to the term of each rights.
	(2) Securities [1] Shares of subsidiaries and affiliates Cost accounting method based on moving average method [2] ________________	(2) Securities [1] Shares of subsidiaries and affiliates Same as on the left [2] Sale purpose securities Market price method (cost of products sold are calculated according to moving-average method)
	[3] Other marketable securities Items with market value Fair value based on the market price at the closing date of the fiscal term. (Valuation differences are directly charged or credited to the shareholder's equity and cost of securities is computer by the moving average method)	[3] Other marketable securities Items with market value Fair value based on the market price at the closing date of the fiscal term. (Valuation differences are directly charged or credited to the shareholder's net equity and cost of securities is computer by the moving average method)
	Securities with no market price: Cost accounting method based on moving average method	Securities with no market price: Same as on the left
	(3) Derivatives Market value method	(3) Derivatives Same as on the left
2 Methods for depreciation of fixed assets	(1) Tangible fixed assets Declining balance method The main periods of useful life are shown below. Facilities pertaining to buildings: 8 to 15 years Machinery and equipment: 2 to 20 years Automotive equipment: 2 years	(1) Tangible fixed assets Declining balance method The main periods of useful life are shown below. Buildings: 24 to 39 years Facilities pertaining to buildings: 3 to 18 years Building structures: 10 to 20 years Automotive equipment: 2 years Machinery and equipment: 2 to 20 years
	(2) Intangible fixed assets Straight-line method Furthermore, software for company use is depreciated using the straight-line method over its period of available use within the company (3-5 years).	(2) Intangible fixed assets Same as on the left
3 Methods for the handling of deferred assets	(1) Cost of issuing corporate bonds The cost of issuing corporate bonds is depreciated over the longest available term (3 years) using the average price during each fiscal year.	(1) Cost of issuing corporate bonds Same as on the left

Item	Last fiscal year (April 1st 2005 to March 31st 2006)	This fiscal year (April 1st 2006 to March 31st 2007)
	(2) Stock delivery fees The total amount of costs is expensed at the time of investment.	(2) Stock delivery fees The total amount of costs is expensed at the time of investment.
4 Currency exchange method for foreign currency assets and debt to domestic currency	Foreign currency assets and liabilities are mainly set as yen equivalents according to the exchange rate on the consolidated day of settlement.	Same as on the left
5 Accounting standards for significant reserves	(1) Allowance for doubtful accounts In order to provide for losses due to doubtful accounts of credit, general credit will be reckoned by a loan loss ratio and fixed credit such as credit for doubtful accounts will be considered individually depending on the probability of recovery and forecasting uncollectible loans.	(1) Allowance for doubtful accounts Same as on the left
	(2) Accrued pension cost For the payment of retirement and severance benefits to employees, accrued pension costs are reserved at the amount incurred in the current period based on the projected benefit obligation and the fair value of plan assets as of the current period end.	(2) Accrued pension cost Same as on the left
	(3) Reserve for directors' retirement allowances Accrued severance indemnities are reserved for the payment of retirement and severance benefits to directors. The reserve for the future payments is fully provided based on the internal rule for directors' severance indemnities.	(3) Reserve for directors' retirement allowances Same as on the left
	(4) Litigation reserve In order to provide for losses in litigation, to be reckoned by estimating loss.	(4) Litigation reserve Same as on the left
6 Recording methods for profit and cost	In the event of the sale of marketable securities for business investment in the form of unlisted shares, the amount of sales of marketable securities for business investment is the sum of sales of marketable securities for business investment that have been purchased for the purpose of investment growth, and is determined by dividends and interest received. The sale price of marketable securities for business investment is determined by the securities book value, fees paid and valuation loss. In the event of the sale of marketable securities for business investment in the form of listed shares, the profit from management of marketable securities for business investment is determined by the net profit or loss on the sale.	Same as on the left

7. Accounting methods for lease transactions	Financial lease transactions other than in cases in which the ownership of the leased property is transferred to the lessee are accounted using the accounting method applicable to ordinary lease transactions.	Same as on the left

Item	Last fiscal year (April 1st 2005 to March 31st 2006)	This fiscal year (April 1st 2006 to March 31st 2007)
8 Methods for financial hedge accounting	(1) Methods for financial hedge accounting The gain or loss or unrealized gain or loss based on the market value when hedged is accounted for as assets or liabilities by the deferred accounting method until the hedged object gain or loss is realized.	(1) Methods for financial hedge accounting Same as on the left
	(2) Hedging instrument and hedge objective Hedging instrument: Swap on interest Hedge objective: Debt loan	(2) Hedging instrument and hedge objective Same as on the left
	(3) Hedging policy In order to hedge interest volatility risk, we use derivatives transactions only when necessary.	(3) Hedging policy Same as on the left
	(4) Effective valuation method of hedging From the start of hedging and determination period of effectiveness, we compare the accumulating total of hedge objective and hedging instrument fluctuation rate, and use the difference as the basis for judgment.	(4) Effective valuation method of hedging Same as on the left
9 Other significant items in preparation of the financial statement	(i) Accounting methods for taxes A before-tax method is used. (ii) Account processing of securities in business investment account Marketable securities acquired as M&A business transactions for the purpose of business investment are counted as current assets as marketable securities for business investment. Profits and losses on such transactions are shown as operating income and expenses. Note that although these investments may temporarily meet the requirements of controlling the decision-making body of the entity being invested in, and of exerting significant influence over this entity, we deem that such entities are neither subsidiaries nor affiliated companies, because the purpose of the share acquisition is business investment and not acquisition of a controlling stake.	(i) Accounting methods for taxes Same as on the left (ii) Account processing of securities in business investment account Same as on the left

Changes in Significant Accounting Principles

Last fiscal year (April 1st 2005 to March 31st 2006)	This fiscal year (April 1st 2006 to March 31st 2007)
(Accounting method on impairment of loss on fixed assets) Starting this fiscal year, the company is applying the Accounting method for impairment of loss on fixed assets. (This method applies the Statement of position on the setting of accounting methods for the impairment of loss on fixed assets (Business Accounting Council, 9th August 2002) and the "Guidelines for the application of accounting standards for the impairment of loss on fixed assets" (Accounting Standards Board of Japan, 31st October 2003, Guidelines for the application of corporate accounting standards, No.6). The change has no influence on the balance sheet.	(Accounting standards for the indication of net assets in balance sheets) Starting this fiscal year, the company is applying the "Accounting method on indication of net assets in balance sheets." (Corporate accounting standards No.5, 9th December 2005) and "Guidelines for the application of accounting standards on indication of net assets in balance sheets" (Guidelines for the application of corporate accounting standards, No.8, 9th December 2005). The equivalent total value for accounting shareholders' equity to date is JPY5,837,835,000. From this fiscal year, the company will employ the revised Financial Statement rules for net assets in the Balance Sheet, following amendment of the said rules. (Accounting method on stock subscription) Starting this fiscal year, the company is applying the "Accounting method on stock subscription.", (Corporate accounting standards, No.8, 27th December 2005, Accounting Standards Board of Japan) and the "Guidelines for application of accounting standards on stock subscription" (Guidelines for the application of corporate accounting standards No.11, final amendment 31st May 2006, Accounting Standards Board of Japan). As a result, the unadjusted net current losses such as sales losses, ordinary losses, and taxes increased by JPY56,880,000.

Last fiscal year (April 1st 2005 to March 31st 2006)	This fiscal year (April 1st 2006 to March 31st 2007)
―――――	Balance Sheet The "deposits and guarantees received" which has been categorized under the "others" in asset division of investment others will be divided and categorized under a new category due to the amount surpassing 1/100 of total asset of current fiscal year. The "deposits and guarantees received" during the last fiscal half year included as "others" in asset division of investment others was JPY33,151,000. Statement of Income and Loss With the application of "Near-term handling of account processing for deferred assets" from Administrative Report No.12, the item stated as "New share issue expense amortization" in the previous fiscal year is now indicated as "stock delivery fees".

Notes Concerning the Non-consolidated Financial Statement

Notes to the balance sheet

Last fiscal year (31 March 2006)			This fiscal year (31 March 2007)	
*1 Assets and liabilities from affiliated companies			*1 Assets and liabilities from affiliated companies	
Items which are not categorized and are included in other sections are as stated below.		JPY1,384,572,000	Items which are not categorized and are included in other sections are as stated below.	JPY422,589,000
Long term loans receivable			Long term loans receivable	
Accounts receivable		JPY221,887,000	Accounts due	JPY107,096,000
			Long term loans receivable	JPY1,000,000
*2 Number of authorized shares	common shares	190,000,000 shares	*2 ――――――――	
Issued shares	common shares	68,956,000 shares		
*3 Treasury stock			*3 ――――――――	
Our company holds 159,983 shares of common treasury stock.				
*4. Contingent liability			4. Contingent liability	
Guarantee liabilities			Guarantee liabilities	
The company guarantees the bank borrowing of the company named below.			The company guarantees the bank borrowing of the company named below.	
Sweet Basil Inc.			Sweet Basil Inc.	
Borrowed indebtedness		JPY194,670,000	Borrowed indebtedness	JPY194,670,000

<table>
<tr><th>Last fiscal year
(31 March 2006)</th><th>This fiscal year
(31 March 2007)</th></tr>
<tr><td>Regarding losses and awards in litigation
On May 23, 2004, Yigrek Co., Ltd initiated as a plaintiff a demand for payment (demanding a sum of 59,000,000 yen) at the Tokyo District Court against our company as defendant related to the transaction framework of television program broadcasting. This action is currently in trial.

(2) On December 25, 2002 in the Tokyo District Court, Nihonbungeisha Co., Ltd. commenced proceedings in which our Company was named as defendant claiming compensation for damages related to a publishing agreement (Amount claimed approx. JPY22,000,000). Although the claim was being litigated as of March 31, an amicable settlement was reached on May 17, 2006, and the dispute has been resolved.

Our company believes the matter stated in (1) above has no legitimacy, and we are resolved to asserting this clearly in court.
5 Disposition of deficit as approved at the annual general meeting of shareholders opening at the 27th of June 2003 is as following:

Legal capital surplus JPY3,899,860,000
Total JPY3,899,860,000
Disposition of deficit as approved at the annual general meeting of shareholders opening at the 29th of June 2004 is as follows:

Legal capital surplus JPY2,471,549,000
Earned legal reserve JPY19,000,000
Total JPY2,490,549,000
*6 "Investment account security for sales" includes JPY957,000,000 in securities from lease agreement loans.
7 Limitation of dividends
Due to application of current price to the asset according to old Business Law Article 124 number 3, the increased net asset value is JPY228,309,000.</td><td>Regarding losses and awards in litigation
On May 23, 2004, Yigrek Co., Ltd initiated as a plaintiff a demand for payment (a sum of JPY59,000,000 yen) at the Tokyo District Court against our company as defendant related to the transaction framework of television program broadcasting. The judgment of the court on March 14, 2007 ordered that our company should pay the amount of JPY2,835,000,000. Said payment has been completed and the action is concluded.
(2) On December 25, 2002 in the Tokyo District Court, Nihonbungeisha Co., Ltd. commenced proceedings in which our Company was named as defendant claiming compensation for damages related to a publishing agreement (Amount claimed approx. JPY22,000,000). Although the claim was being litigated as of March 31, an amicable settlement was reached on May 17, 2006, and the dispute has been resolved.

5. ______

*6. ______

7. ______</td></tr>
</table>

(Notes to the income statement)

Last fiscal year (April 1st 2005 to March 31st 2006)	This fiscal year (April 1st 2006 to March 31st 2007)
*1 Volume of business with affiliated companies Guidance fee JPY180,000,000 *2 Sales in "Other" consists mainly of rental income of real estates JPY9,568,000 and income from collection of claims JPY18,609,000. *3 The approximate division between expenses under selling and those under general is 60% to 40%, respectively, and the main expense items and their values are: Commissions paid JPY524,704,000 Salary 90,895 Taxes and public dues 74,824 Rent 46,747 Depreciation 20,166 Provision for directors' retirement allowance 2,242 Retirement allowance expenditure 2,134	*1 Volume of business with affiliated companies Guidance fee JPY330,000,000 *2 Sales in "Other" consists mainly of rental income of real estate to the value of JPY24,301,000. *3 The approximate division between expenses under selling and those under general is 27% to 73%, respectively, and the main expense items and their values are: Commissions paid JPY178,365,000 Salary 108,221 Rent 70,398 Stock compensation expense 56,880 Taxes and public dues 46,421 Provision for accrued bonuses 27,853 Depreciation 6,675 Provision for directors' retirement allowance 4,965 Retirement allowance expenditure 4,471

(Notes to statement of capital stock variation)

This fiscal year (From 1st of April 2006 to the 31st of March 2007)

1 Matters related to treasury stock

Type of share	Last fiscal year, as of the 31st of March 2005	Increase	Decrease	End of this fiscal year
Common shares (Thousand shares)	159	2,500	2,500	159

(General outline of changes)

The main reason for the increase is as follows:

Increase due to market purchases 2,500,000 shares

The main reason for the decrease is as follows:

Decrease due to transfer to Union Holdings Co., Ltd. 2,500,000 shares

(Notes concerning lease transactions)

Last fiscal year (April 1st 2005 to March 31st 2006)	This fiscal year (April 1st 2006 to March 31st 2007)
Financial lease transactions other than cases in which the ownership of the leased property is transferred to a lessee.	Financial lease transactions other than cases in which the ownership of the leased property is transferred to a lessee.
1 Values equivalent to the acquisition cost, the accumulated depreciation and the book value of the fiscal year.	1 Values equivalent to the acquisition cost, the accumulated depreciation and the book value of the fiscal year.

Last fiscal year:

	Equivalent acquisition costs (thousands of JPY)	Accumulated depreciation (thousands of JPY)	Book value at year end (thousand JPY)
Facilities pertaining to buildings	40,523	26,340	14,183
Total	40,523	26,340	14,183

This fiscal year:

	Equivalent acquisition costs (thousands of JPY)	Accumulated depreciation (thousands of JPY)	Book value at year end (thousand JPY)
Facilities pertaining to buildings	40,523	34,445	6,078
Total	40,523	34,445	6,078

Last fiscal year	This fiscal year
(Note) The above mentioned amounts do not contain interest expenses.	(Note) The above mentioned amounts do not contain interest expenses.
2 Value equivalent to the balance of unexpired lease payments at the end of the fiscal year Within one year JPY8,953,000 More than 1 year JPY7,235,000 Total JPY16,189,000 (Note) The above mentioned amounts do not contain interest expenses.	2 Value equivalent to the balance of unexpired lease payments at the end of the fiscal year Within one year JPY7,235,000 More than 1 year — Total JPY7,235,000 (Note) The above mentioned amounts do not contain interest expenses.
3. Lease payment, value equivalent to the depreciation cost, and value equivalent to the interest cost Lease payment JPY9,996,000 Value equivalent to depreciation cost JPY8,104,000 Value equivalent to the interest expense JPY1,776,000	3. Lease payment, value equivalent to the depreciation cost, and value equivalent to the interest cost Lease payment JPY9,996,000 Value equivalent to depreciation cost JPY8,104,000 Value equivalent to the interest expense JPY1,042,000
4 Method of calculation of the total depreciation cost The value equivalent to the depreciation cost is calculated in accordance with the straight- line method based on the lease period as useful life and a zero residual value.	4 Method of calculation of the total depreciation cost The value equivalent to the depreciation cost is calculated in accordance with the straight- line method based on the lease period as useful life and a zero residual value.
5 Method for calculation of the value equivalent to the interest cost The difference between the total lease fee and the equivalent acquisition value is taken to be the value of interest, which is distributed between terms in accordance with the interests method.	5 Method for calculation of the value equivalent to the interest cost The difference between the total lease fee and the equivalent acquisition value is taken to be the value of interest, which is distributed between terms in accordance with the interests method.

(Concerning securities)

Last fiscal year (as of the 31st of March 2006)

Subsidiaries companies and affiliates with market price

Division	Book value (thousands of JPY)	Market value (thousands of JPY)	Difference (thousands of JPY)
(1) Shares in subsidiaries	—	—	—
(2) Shares in affiliated companies	230,790	296,508	65,718
Total	230,790	296,508	65,718

Current fiscal year (as of the 31st of March 2007)

Subsidiaries companies and affiliates with market price

Division	Book value (thousands of JPY)	Market value (thousands of JPY)	Difference (thousands of JPY)
(1) Shares in subsidiaries	—	—	—
(2) Shares in affiliated companies	598,234	631,391	33,157
Total	598,234	631,391	33,157

(Notes on tax benefit accounting)

1. Breakdown of deferred tax assets and liabilities by major causative factor

(Unit: thousand JPY)

	Last fiscal year (As of March 31st 2006)	This fiscal year (As of March 31st 2007)
Deferred tax assets:		
Amount exceeding the limit of the allowance for doubtful accounts recorded under deductible expenses	–	473,649
Valuation loss on inventories not recognized in the deductible expenses	193,733	175,388
Over depreciation of film rights	15,537	18,103
Valuation loss on investment securities not recognized in the deductible expenses	1,234,266	2,481,420
Denial of investment loss reserve	–	174,967
Deficit brought forward	6,950,193	7,690,537
Others	32,096	40,354
Deferred tax assets subtotal	8,425,827	11,054,431
Valuation reserve	Δ8,425,827	Δ11,054,431
Total deferred tax assets	–	–
Deferred tax liability		
Unrealized revaluation loss on other investment securities	156,633	–
Total deferred tax liabilities	156,633	–
Deferred tax assets net total	Δ156,633	–

(Note) The total deferred tax assets are contained in the balance sheet under the following items:

(Unit: thousand JPY)

	Last fiscal year (As of March 31st 2006)	This fiscal year (As of March 31st 2007)
Current assets – deferred tax assets	–	–
Fixed assets – deferred tax assets	–	–
Current liabilities – deferred tax liabilities	155,933	–
Fixed liabilities – deferred tax liabilities	699	–

2. Breakdown of discrepancies between legally effective tax rate and corporate tax rates after application of tax effect accounting.

Last fiscal year (As of March 31st 2006)		This fiscal year (As of March 31st 2007)
Legally effective tax rate	40.69%	Since we have recorded the net deficit for the period before taxation, this is not recorded.
Losses from entertainment and other expenses that can never be deducted	0.04%	
Resident and other taxes on per-capita basis	0.18%	
Valuation reserve	Δ40.73%	
Corporate tax rates after application of tax effect accounting	0.18%	

(Per share information)

Last fiscal year (April 1st 2005 to March 31st 2006)	This fiscal year (April 1st 2006 to March 31st 2007)
Net assets per share JPY158.79 Net income per share JPY11.77 Fully Diluted Net Income per Share JPY11.47 As of 1st April 2005, consolidation of 10 shares to 1 share was completed. The following per share information is based on the assumption that the consolidation of shares was completed in the beginning of last fiscal year: Last fiscal year Net assets per share JPY110.63 Net deficit for the term per share JPY17.32 The fully diluted net profit per share is not recorded as there is a net loss per share for the fiscal year.	Net assets per share JPY75.86 Net deficit for the term per share JPY85.48 The fully diluted net profit per share is not recorded as there is a net loss per share for the fiscal year.

(Note) Basic structure for calculation

1 Net assets per share

	Last fiscal year (April 1st 2005 to March 31st 2006)	This fiscal year (April 1st 2006 to March 31st 2007)
Total net assets on the balance sheet (thousands of yen)	—	5,894,715
Net assets related to common shares (thousands of yen)	—	5,837,835
Difference between total net assets on the balance sheet and net asset related to common shares, as used in calculation of net assets per share (thousands of yen).	—	56,880
Main elements of the disparity (thousands of JPY)		
Share options	—	56,880
Number of outstanding common shares (Shares)	—	77,105,272
Number of treasury stock (shares)	—	159,983
Number of common shares used to calculate net asset per share (shares)	—	76,945,289

2 The methods employed for calculating net profit per share, net loss per share and fully diluted net profit per share on the term are as stated below.

	Last fiscal year (April 1st 2005 to March 31st 2006)	This fiscal year (April 1st 2006 to March 31st 2007)
Net profit per share or net loss per share this term		
Recurrent net profit (thousands of JPY)	665,467	—
Net deficit for the term (thousands of JPY)	—	6,500,235
Amount not attributable to common shareholders (thousands of JPY)	—	—
Net profit for the term related to common shares (thousands of JPY)	665,467	—
Net loss for the term related to common shares (thousands of JPY)	—	6,500,235
Average number of shares of common stock in the term (shares)	56,531,858	76,043,434
Fully diluted net income on the term, per share		
Net profit on the term after adjustment (thousands of JPY)	—	—
Increase in common stock (shares)	1,505,585	—
(Number of stock subscription warrants within that increase (shares))	(1,505,585)	—
Outline of residual securities not able to be included in the calculation of net profit on the term after adjustment for residual securities, in order not to have an attenuated effect	[1] Stock subscription warrants (stock options) issued according to article 280-20 and 280-21 of the Commercial Code, as amended in 2001. Settled at extraordinary general meeting of shareholders on February 25, 2005 and board of directors on March 2, 2005: 13,000 rights. Furthermore, the above [1] General outline of stock subscription warrants" is as stated in "No.4 Status of submitted companies, 1 Status of shares etc.", (2) Status of stock subscription warrants".	[1] Stock subscription warrants (stock options) issued according to article 280-20 and 280-21 of the Commercial Code, as amended in 2001. Settled at extraordinary general meeting of shareholders on February 25, 2005 and board of directors on March 2, 2005: 11,400 rights, August 17, 2005, 6,340 rights. 3. Stock subscription warrants (stock options) issued according to article 236, 238, and 239 of the Commercial Code Settled at extraordinary general meeting of shareholders on June 27, 2006 and board of directors on September 4, 2006: 18,500 rights. Portion settled at board of director meetings on December 2, 2005: 18,700 rights.

(Important events subsequent to the balance sheet day)

Last fiscal year (April 1st 2005 to March 31st 2006)	This fiscal year (April 1st 2006 to March 31st 2007)
1. Settlement with Nihonbungeisha Co., Ltd. On May 17, 2006, an amicable settlement was reached in the suit brought against our company in the Tokyo District Court on December 25, 2002 by Nihonbungeisha Co., Ltd. in a dispute over a publishing agreement. 2. Regarding affiliating with Korea Tender Inc. under the equity method On June 16th 2006, we made Korea Tender into an affiliated company subject to application of the equity method. (1) Trade Name: KoreaTender Inc. (2) Date of foundation: April 3rd, 1997 (3) Representative: Ho-June, Kim (4) Capital: 7,682,228,000 Won (5) Business contents: Portal finance service, entertainment service, Venture development business (6) Shareholders: Ho-June Kim (14.1%), Namjune Kim (2.31%) Hegyon Yan (2.16%) (7) No. of employees: 122 (8) Trends in performance in recent years Sales in the term to December 2005 reached 5.9 billion Won, with ordinary loss and net deficit for the term each standing at 4.463 billion Won.	――――

6. Other

(1) Change of officials (Planned for June 27th 2007)

[1] Change of representative

1. Chairman and president Tomoyuki Yokohama (scheduled to take a position as a non-executive director for this company).

[2] Other changes of officials (Planned for June 27th 2007)

1. Candidates for new representative director
   Nothing relevant to report.
2. Candidates for new directors
   Murakami (currently our legal director)
   Takashi Sakamoto (currently our accounts manager and operating officer_.
   Yutaka Morohashi (currently our operating officer for the management planning office).
3. Candidates for new auditor
   Shiraishi (currently honorary chairman of Shiraishi Corporation).
   Note Mr. Shiraishi is a candidate for the post of external auditor , as stipulated by article 2, clause 16 of the Corporations Act.
4. Directors scheduled for resignation
   Nothing relevant to report.
5. Auditors scheduled for resignation
   Takashi Kawada
6. Auditors scheduled for retirement
   Nothing relevant to report.
7. Directors scheduled for increases in remuneration
   Nothing relevant to report.

June 12th 2007

To our shareholders

Kioicho 4-1, Chiyoda ku, Tokyo
Omega Project Holdings Co., Ltd.
President Yoshiaki Kondo
(Securities identification code: 6819)

Notice of the 32nd Ordinary General Meeting of Shareholders

Dear Shareholder

The 32nd Ordinary General Meeting of Shareholders will take place as stated below. We hope that you will be able to attend.

If you are unable to attend the meeting on that day, you are able to exercise your voting rights in writing. Please review the attached reference materials described below and indicate your approval or disapproval of the proposals on the enclosed exercise of voting rights form, then return it.

1 Date and time June 27th, 2007 (Wednesday) 10a.m.
2 Venue Shibuya 4-4-25, Shibuya ku, Tokyo
Ivy Hall, Aogaku Kaikan Building, B2F, The Saffron Room
(Please refer to the map to the venue, provided below)
3 Agenda of the Meeting

Matters to be reported on	32nd term (April 1st, 2006 to March 31st, 2007) Delivery of the Business Report
Matters to be voted upon	
Proposal 1:	32nd term (April 1st, 2006 to March 31st, 2007) Approval of consolidated financial statements
Proposal 2:	32nd term (April 1st, 2006 to March 31st, 2007) Approval of financial statements
Proposal 3:	Decrease of the capital reserves and disposal of surplus
Proposal 4:	Appointment of four directors
Proposal 5:	Appointment of two auditors
Proposal 6:	Determination of the value of stock options to be used as remuneration for directors and auditors, and the issue of stock subscription warrants as stock options.

End

A request

When attending the meeting, please present the enclosed exercise of voting rights form to the reception at the venue.

If the reference documents for the shareholders' general meeting and other appended documents are amended, we will post details of the amendments on our website (http://www.omega.co.jp).

Appended Papers

Business Report

32nd term　April 1st, 2006 to March 31st, 2007

I. Matters related to the current state of this corporate group

1. The progress and results of business operations, and issues to be addressed

(1) The progress and results of business operations

In this consolidated fiscal year, the Japanese economy was buoyed by factors such as increased capital investment demand due to improved corporate profitability and growth in personal consumption, moving stably as the economic climate showed a gradual trend of recovery. However, there is still cause for concern over unresolved tensions between Japan and countries in Asia, where we are building our business base, the appreciation of the Yen, and rising crude oil prices. These situations require careful observation. Under such an environment, we will proceed in a positive yet prudent manner, with thorough consideration of the risks.

We have been devoting considerable efforts to strengthening our financial foundation, as well as reconstructing our business structure, achieving an improved financial position and building our current holding company system.

Our operations in entertainment and content, investment, leisure and other fields involve our consolidated subsidiaries – Omega Project Co., Ltd, Saboten Park and Resort Inc., Izu Skyline Country Co., Ltd. (formerly Naka-Izu Kougen Kaihatsu Co., Ltd.), Basara Pictures Co., Ltd), Omega Project Co., Ltd. (Korea) and Animal Film Bond Company – and our equity-method affiliated companies – M3 Entertainment Corporation, and Grandport Co. Ltd. (Taiwan) – for a total of nine companies.

In our entertainment and content business, Omega Project Co., Ltd. takes the central role in producing high quality entertainment content. We regard development in Asia as the most important element of our management strategy, and we have been concentrating our efforts on establishing a business foundation in Asia. Specifically, we have co-produced a film with Taiwan, co-hosted film festivals in China and Japan, and expanded our group to Korea and Taiwan. Furthermore, from the knowledge and skills we have cultivated over the years, we will use new financial schemes which will enable film financing and production at a comprehensive level, making us an total entertainment company, unparalleled in our ability to integrate finance and motion picture production.

In our investment business, we have been investing in listed companies and companies which have good potential for achieving a synergistic effects with our entertainment and content operations. At the same time, we have planned and managed content funds integrating film production and finance, and for the Japan-Taiwan co-production film "Tripping," we constructed a new kind of financial scheme to achieve maximum synergistic effect with our entertainment and content operations. However, some of the securities in our business investment account fell in value with the decline of the market, and we recorded extraordinary losses due to deterioration in the company's asset values from shares in affiliates. In our future investment activities, we will apply the body of expertise accumulated by our group to avoid risks by constructing a stable portfolio, while keeping a close watch on changes in the market environment.

Our leisure business, a new addition to our business segments from this term, manages and operates theme parks and leisure sport facilities owned by Saboten Park and Resort Inc. and Izu Skyline Country Co., Ltd. (formerly Naka-Izu Kougen Kaihatsu Co., Ltd.) which became our subsidiaries on June 30 2006. In future, we will pool expertise with the two main axes of our operations, entertainment and content and investment, to promote business synergies.

The management strategy of our group is for this company to serve as the strategy formulation and administration division, working dynamically to strengthen the finances and business operations of individual companies, while reinforcing the integrated management and administration of the group as a whole to raise its profitability.

Our resulting performance in this consolidated accounting year was sales of JPY4,122,000,000 (an increase of 2.6% compared to the previous term), an operating loss of JPY1,796,000,000 (compared to JPY1,186,000,000 in the previous term), and an ordinary loss of 1,798,000,000 yen (compared to JPY1,145,000000 in the previous term), and a net loss on the term of JPY6,169,000,000 (compared to 571,000,000 yen net loss in the previous term).

The following is a report on sales conditions for each business sector.

Sales performance in each sector

Segment \ Term		Consolidated accounting year (18.4.1～19.3.31)		Consolidated accounting year (17.4.1～18.3.31)		% increase or decrease on the preceding term
		Value	Share	Value	Share	
		Million of JPY	%	Million of JPY	%	%
Entertainment and content business	Revenue from movie distribution rights and recording rights	195	4.7	71	1.8	Up 173.9
	Revenue from commissioned movie and recording production	15	0.4	12	0.3	Up 24.2
	Subtotal	210	5.1	83	2.1	Up 151.7
Investment		1,928	46.8	3,925	97.7	Down 50.9
Leisure		1,958	47.5	-	-	-
Other		24	0.6	9	0.2	Up 154.0
Total		4,122	100.0	4,018	100.0	Up 2.6

Notes 1. Figures have been rounded down to the nearest million JPY.

2. "Leisure" has been added as a new segment from this consolidated accounting year.

The following is an account of the state of operations in each segment.

<Entertainment and content business>

In this term, earnings from this segment resulted from projects such as the following:

- Release of a Japan-Taiwan co-production feature-length film "Tripping,".
- Nationwide screening and DVD sales of "Okami Shojo", a co production with our subsidiary Basara Picture Co., Ltd.
- DVD sales of content such as the inner Mongolian film "Tenjo Sogen", which we purchased, and the omnibus movie "Movie Box-ing 2" which was screened last year. DVD sales of Korean and other Asian films, which our related company M3 Entertainment carries.
- Radio ad spots from the InterFM radio program "birth of music" which our subsidiary Omega Project Co., Ltd. produces. As a result, our entertainment and content segment achieved sales of JPY210 million (up 151.7% on the previous term).

<Investment operations>

Our investment operations achieved a profit, mainly from profits on sales of marketable securities for business investment. As a result, our investment segment achieved sales of JPY1,928 million (down 50.9% on the previous term).

<Leisure operations>

Revenue in our leisure operations mainly derived from sales by Saboten Park and Resort Inc. and Izu Skyline Country Co., Ltd. As a result, our leisure segment achieved sales of JPY1,958 million (no comparable figure in the previous term).

<Other>

In other operations, rental revenue from rental of our owned properties produced income f JPY24 million (up 154.0% on the previous term).

(2) Issues to be addressed

We must firmly establish group management under the holding company system, combining the strength and agility needed to respond to fast-moving changes in the entertainment industry. Our goal is to build an unparalleled corporate group, achieving a fusion of finance and entertainment, as we expand from Asia around the world, and we are keenly aware of the need for an early recovery in business performance and resumption of dividend payments.

Specifically, we regard the following as key challenges which we must tackle in the term to March 2008.

[1] To realize synergies between group companies on the common, stable footing of holding company, so that they can raise each other's corporate values, and to establish an organization capable of developing its business flexibly in Japan and beyond, in Asia, where we are putting down business roots.

[2] To produce innovative and attention-getting new motion picture plans, based on a clear awareness of the particular risks of motion pictures production and aggressive action to minimize those risks. For operating funds (primarily for motion picture production), we must operate on our own funding resources, without relying on bank borrowing. In doing so, we must consider factors such as the impact of fluctuations in interest rates and economic conditions, and shifts in maturing periods.

[3] To expand our operations to businesses with the potential for short term recovery of funds, thereby avoiding reliance on the medium to long-term returns that are characteristic of the movie production business and strengthening profitability through a stable balance of short, medium and long-term returns.

[4] To broaden our investment business base and strengthen our earning power by agilely acquiring listed companies, companies with asset value, and companies with a high potential for synergy, while ascertaining changes in the market environment.

[5] To expand and enhance our employee training through training at each career level, a career plan realization scheme and other measures, to raise the skill level of our workforce. Besides enhancing our abilities in areas such as plan formulation, project management and investment judgments, deft placement of the right person in the right job will invigorate our organization.

Status of our specific efforts

[1] Our group is advancing its core entertainment and content business around Omega Project Co., Ltd., a wholly-owned subsidiary founded in June 2005. Also, we regard Asia as the prime area for our business, and will develop our business in the area in a proactive manner, to expand business opportunities ranging from finance procurement to content production and distribution. While respecting the individuality of entertainment companies in a creative grouping, we will also work to build a management structure able to respond flexibly to developments in an industry prone to sudden change. To that end, we will work as a holding company to maintain the management and financial

footing of subsidiaries and equity method affiliates in Japan and elsewhere in Asia, and expand the scope of our operations through M&A.

[2] While we are well aware of the high-risk, high-return nature of the industry, we address our efforts to building content funds and establishing new financial schemes, so that we will be able to raise our financial strength and pursue medium and long-term financial management based on our own funds. We will exploit the strengths of the movie production companies and listed companies in our group, and maximize its internal synergies to create an end-to-end business structure, integrating everything from financing to advertising and distribution, which will roll out borderlessly to Asia and the world.

[3] In our entertainment and content business, movie production is a high-risk field with a long fund recovery cycle. While we will create works in that field which are innovative, with solid prospects of profit, we also intend to use M&A to expand our operations into content operations that can deliver short-term returns. Such diversity will establish a stable base for profit.

[4] The expertise our group has accumulated in its progress to date guides us in risk avoidance through a stable business portfolio and investments based on a keen eye for changes in the market environment. Beyond expanding the size of our enterprise, we will also work to increase the value of each of our group companies, and build synergies between them, by entering into and opening up new and potentially synergistic fields.

[5] We will expand and enhance our employee training through training at each career level, a career plan realization scheme and other measures, to raise the skill level of our workforce. Besides enhancing our abilities in areas such as plan formulation, project management and investment judgments, deft placement of the right person in the right job will invigorate our organization.

2. Status of capital investments etc.
   We have made no notable capital investments.

3. Status of funding procurement
   In this business year, we issued 8,149,176 due to the exercise of stock subscription warrants, thereby obtaining JPY1,729,308,000.

4. Status of transfer of operations, division merger, and consolidation
   Nothing relevant to report.

5. Status of transfer of business from other companies
   Nothing relevant to report.

6. Status of succession of the business-related rights and obligations of other companies through merger or division merger
   Nothing relevant to report.

7. Trends in assets, profits and losses

Category \ Year	29th term (15.4.1～ 16.3.31)	30th term (16.4.1～ 17.3.31)	31st term (17.4.1～ 18.3.31)	32nd term (18.4.1～ 19.3.31)
Sales (million of JPY)	1,896	1,539	4,018	4,122
Ordinary profit or ordinary loss (Δ) (Million yen)	Δ2,827	Δ902	1,145	Δ1,798
Current net profit or current net loss (Δ) (Million JPY)	Δ11,232	Δ722	571	Δ6,169
Net profit per share or net loss per share this (JPY) term (Δ)	Δ52.91	Δ1.73	10.12	Δ81.13
Total assets (Million JPY)	5,080	6,279	11,676	8,694
Net assets (Million JPY)	1,967	5,456	10,843	6,544
Net assets per share (JPY)	5.78	11.04	157.61	80.05

Notes 1. Amounts of less than one million yen are omitted in listed figures (except for net profit/loss per share, and net assets per share).

2. On April 1, 2005, we performed a share consolidation, combining 10 shares into 1 share.

3. Starting from the 31st term, the company is applying the "Accounting method on indication of net assets in balance sheets." (Corporate accounting standards No.5, 9th December 2005) and "Guidelines for the application of accounting standards on indication of net assets in balance sheets" (Guidelines for the application of corporate accounting standards, No.8, 9th December 2005).

8. Status of important parent and subsidiary companies

(1) Status of important parent companies

Nothing relevant to report.

(2) Status of important subsidiary companies

Company Name:	Capital	Percentage of voting rights held by our company	Main business areas
Omega Project Co., Ltd.	JPY100,000,00	100.0%	Developing, producing, and managing rights for motion picture-related software
Basara Pictures Co., Ltd	JPY50,000,000	68.3%	Developing, producing, and managing rights for motion picture-related software
Saboten Park And Resort Inc.	10,000,000 yen	100.0%	Commissioned management of theme parks, event planning etc.
Izu Skyline Country Co., Ltd.	JPY90,000,000	44.5%	Operation of golf courses and others leisure sport facilities
Omega Project Co., Ltd. (Korea)	3,420,000,000 Korean won	100.0%	Motion picture production, planning, distribution, and export/import business
Animal Film Bond Company Co., Ltd	JPY10,000,000	100.0%	Planning and management of various events, movie production.

(3) Status of important affiliated companies

Company Name:	Capital	Percentage of voting rights held by our company	Main business areas
M3 Entertainment Corporation	JPY20,000,000	21.5%	Planning and production of motion-picture software
Grandport Co., Ltd	12,637,000,000 Korean won	18.0%	Development, manufacture and sale of DVR.

(4) Progress of business combinations

In this consolidated accounting year, we made three companies into consolidated affiliates. They were Saboten Park and Resort Inc. and Izu Skyline Country Co., Ltd. (formerly Naka-Izu Kougen Kaihatsu Co., Ltd.) on June 30th, 2006, by share acquisition, and Animal Film Bond Company, founded by our wholly-owned subsidiary Omega Project Co., Ltd. on January 17th, 2007. We also acquired 2,950,859 shares of Grandport Co., Ltd (formerly Korea Tender Inc.) on April 20th 2006, and a further 1,588,785 shares on March 29th, 2007, making it an affiliated company subject to the equity method.

On September 22nd, 2006, Asia Movie Week Pte. Ltd. ceased to be a consolidated subsidiary, due to our sale of its shares. Also, on October 30th 2006, Qualitek Electronics Co. Ltd., which had been an affiliated company subject to the equity method, issued shares to a third party, and thereby ceased to be a consolidated subsidiary.

(5) Results of business combinations

The consolidated subsidiaries of our company are the six important affiliated companies listed above. The companies listed under important affiliated companies are the two companies subject to the equity method.

Consolidated sales in this period were JPY4,122,000,000 (an increase of 2.6% compared to the previous term) and consolidated net loss was JPY6,169,000,000 (compared to a loss of JPY5,071,000,000 yen in the previous fiscal year).

9. Main business areas

Our corporate group develops general entertainment businesses centered on Japan and other parts of Asia principally focusing on the entertainment and content business. Our main operations in that field are the planning, production, investment, and trading of rights related to motion picture content, as well as planning, creating, and operating content funds with the objective of producing motion picture content.

10. Main lenders

Nothing relevant to report.

11. Main business premises

Head office	Chiyoda ku, Tokyo

12. Status of employees

No. of employees	Change on the previous consolidated accounting year
174	Increased by 147

Note: The number of employees has increased by 147 from the previous consolidated accounting year, but the increase was mainly due to the consolidated subsidiarization of Saboten Park and Resort, Inc.

II. Matters Related to Company Shares

1. Total number of shares issuable 190,000,000 shares

2. Total no. of outstanding shares 76,945,289 shares (excluding 159,982 shares of treasury stock).

Notes: 1. At a meeting of the board of directors on August 17, 2005 the number of shares was increased by 4,000 through the exercise of stock subscription warrants issued in accordance with article 280-20 and 280-21 of the old Commercial Code.

2. Due to the exercise of stock subscription warrants allotted to third parties issued on December 19, 2005 shares increased to 8,145,176 shares.

3. No. of shareholders 19,938

4. Main shareholders holding at least one tenth of the total number of issued shares (excluding treasury stock)

Shareholder name	No. of shares held	
	No. of shares held	Investment ratio
Union Holdings Co., Ltd.	8,596,000 shares	11.15%

5. Other important matters related to shares

Treasury stock purchased by resolution of the board of directors, in accordance with authority granted by articles of incorporation following the 31st Ordinary General Meeting of Shareholders

Reason for necessity of purchase
To dynamically execute our fiscal policy in response to changes in the business environment.

Common shares 2,500,000 shares
Total obtained price JPY187,511,600

As of March 29th 2007, 2,500,000 shares of treasury stock were disposed of to Union Holdings Co., Ltd.

III. Matters Related to Company Stock Subscription Warrants

1. Status of stock subscription warrants held by company directors
   (as of March 31st 2007)

	Number of stock subscription warrants	Type and number of shares for the purpose	Number of holders
Directors (excluding external directors)	26,250	2,625,000 common shares	3
External Directors	0	Common shares 0 shares	0
Auditors	900	Common shares 90,000 shares	3

2. Status of stock subscription warrants granted to employees and others in this fiscal year

	Number of stock subscription warrants	Type and number of shares for the purpose	Number of holders
Company employees	16,600	1,660,000 common shares	28
Directors and employees of subsidiaries	0	Common shares 0 shares	0

3. Other matters related to stock subscription warrants

At the meeting of the board of directors on November 15th 2006, we decided to purchase and eliminate the fourth stock subscription warrant, which was issued to USS Capital Co., Ltd., and was conditional on a commitment line.

Summary of stock subscription warrants purchased and eliminated

(i) Issues purchased and eliminated
Fourth stock subscription warrant in Omega Project Holdings Co., Ltd. (referred to below as "the stock subscription warrant").

(ii) Number of stock subscription warrants purchased and eliminated
1,0008 (All outstanding stock subscription warrants, as of 15th November 2006).

(iii) Date of purchase and elimination: November 20th 2006.

(iv) Value of warrants purchased and eliminated
¥10,000 per warrant (issue value per stock subscription warrant).

(Reference)

Summary of the stock subscription warrants

Classification	Allocation of stock subscription warrants to third parties
Date of general meeting of shareholders	—
Date of board of directors meeting	December 2, 2005
Stock subscription warrants exercised	992 (as of November 15th 2006)
Type of shares for purpose of stock subscription warrants	Common shares
Number of shares for purpose of stock subscription warrants	The type of shares for purpose of stock subscription warrants is common shares in our company. The number of shares that we will issue, or alternately transfer from common shares in our company in our possession ("issuance or transfer of common shares in our company," or simply "issuance/transfer") when these warrants are exercised shall be the number of stock subscription warrants exercised multiplied by JPY5,000,000, then divided by the exercise price (defined below), rounded down to the nearest whole number. The number of shares for purpose of these stock subscription warrants ("number of allocation shares") shall be the number of shares in question divided by the number of these stock subscription warrants being exercised.
Issuing price of stock subscription warrants	10,000 yen per warrant
Price paid per share when exercising new share reservation rights	[1] The amount to be paid when exercising each stock subscription warrant is the issue price multiplied by the number of allocated shares. [2] When this company issues or transfers common shares due to the exercise of stock subscription warrants, the amount paid per share (the "exercise price") shall initially be JPY320 per share. [3] Corrections to the issue price After December 20, 2005 if the effective exercise price immediately before the date of correction in question is 1 or more yen greater or less than 90% of the average closing price of common shares in our company in normal trading, rounded down to the nearest yen ("date of correction price"), on the NASDAQ Securities Exchange for three consecutive trading days (but excluding days with no closing price) up to and including the day prior to the effective date of each exercise of these stock subscription warrants ("date of correction"), then the exercise price will be corrected to the exercise price starting from the date of correction in question. Note, however, that the exercise price shall not fall below 160 yen, nor rise above 1,120 yen.
Exercise period	From December 20, 2005 to December 19, 2007
Amount added to capital stock	The amount in the issue price of shares issued due to the exercise of these stock subscription warrants that is not capitalized shall be the issue price in question minus the capitalization amount. That capitalization amount shall be the amount of the issue price in question multiplied by 0.5, rounded down to the nearest yen.

IV. Matters Related to Company Directors (as of March 31st 2007)

1. Status of directors and auditors

Position	Name	Responsibilities and representation of other corporations etc.
Chairman	Yokohama Toyoyuki	Director and CEO of Union Holdings Co., Ltd.
President	Yoshiaki Kondo	CEO, Omega Project Co., Ltd.
Director	Koji Suzuki	CEO, Basara Pictures Co., Ltd
Auditor	Michiyasu Inoue*	
Auditor	Yoshihide Furubiki	Representative director of RAC, Franchise Union, Inc.
Auditor	Takaya Kawada	Director, Flex Holdings Co., Ltd

Notes: 1. The auditor denoted with "*" was newly selected and appointed at the 31st ordinary general meeting of shareholders convened on June 27th, 2006.

2. Auditors Yoshihide Furubiki and Takaya Kawada are external auditors.

3. Reassignment of directors and auditors in this period

Yoshiki Yamada resigned as director at the completion of his term at the conclusion of the 31st ordinary general meeting of shareholders convened on June 27th, 2006.

Haruhiko Higuchi resigned as director at the conclusion of the 31st ordinary general meeting of shareholders convened on June 27th, 2006.

Masayuki Ishii resigned as director at the conclusion of the 31st ordinary general meeting of shareholders convened on June 27th, 2006.

4. Reassignment of directors subsequent to this fiscal term

Nothing relevant to report.

2. Remunerations paid to directors and auditors

Three Directors: JPY61,920,000

Three auditors, JPY2,034,000

(of whom, two are external auditors, JPY1,242,000)

Note The above remuneration values include remuneration through stock subscription warrants.

3. Matters related to external directors

(1) Auditor Yoshihide Furubiki

(i) Status of collateral offices as executive director etc. of other companies
Mr. Furubiki holds the collateral position of representative director of RAC Franchise Union, Inc., but there are no special vested interested interests between the two companies.

(ii) Status of collateral offices as external director etc. of other companies
Nothing relevant to report.

(iii) Relationships with main trading partners and other specially related businesses
Nothing relevant to report.

(iv) Content of important activities in this fiscal year.
Mr. Furubiki attended eight of 32 meetings of the board of directors in this fiscal term, as well as all six meetings of the board of auditors, and spoke appropriately, as required for the scrutiny of proposals.

(v) Summary of the content of limited-liability contracts
The company's articles of association allow for the agreement of a contract stipulating a fixed limit on the liabilities of external directors, under Article 423-1 of the Corporations Act. However, at present, we have not entered into any limited responsibility contracts with external directors.

(vi) Value of directors' remuneration received from our parent company or parent company's subsidiaries in this fiscal year
Nothing relevant to report.

(2) Auditor Takaya Kawada

(i) Status of collateral offices as executive director etc. of other companies
Mr. Kawada holds the collateral position of director of Flex Holdings Co., Ltd., but there are no special vested interested interests between the two companies.

(ii) Status of collateral offices as external director etc. of other companies
Nothing relevant to report.

(iii) Relationships with main trading partners and other specially related businesses
Nothing relevant to report.

(iv) Content of important activities in this fiscal year.
Mr. Kawada attended eight of 32 meetings of the board of directors in this fiscal term, as well as all six meetings of the board of auditors, and spoke appropriately, as required for the scrutiny of proposals, and other duties.

(v) Summary of the content of limited-liability contracts
The company's articles of association allow for the agreement of a contract stipulating a fixed limit on the liabilities of external directors, under Article 423-1 of the Corporations Act. However, at present, we have not entered into any limited responsibility contracts with external directors.

(vi) Value of directors' remuneration received from our parent company or parent company's subsidiaries in this fiscal year
Nothing relevant to report.

V. Status of the accounts auditor

1. Name of the accounts auditor
   KDA Audit Corporation

2. Value of remunerations to the accounts auditor for this fiscal year
   (1) Value of remuneration for work under article 2-1 of the Certified Public Accountants Law

   JPY21,000,000

   (2) Total sum of remunerations to be paid to accounts auditor by this company and subsidiaries of our company

   JPY21,000,000

Note: The sum of auditors' remunerations for auditing according to the Corporations Act and for auditing according to securities and exchange laws are not divided in the auditing contract between our company and the accounts auditor and essentially cannot be divided, and therefore the monetary figure for remunerations is the total of these amounts.

3. Policy for decisions on the dismissal and non-reappointment of accounts auditors

This company may dismiss the accounts auditor in circumstances where any of the clauses of article 340-1 of the Corporations Act is deemed to apply to said auditor, subject to the agreement of all the auditors. In such a case, the auditor selected by the board of auditors shall report the dismissal of the accounts auditor, and the reason for the dismissal, at the first shareholders' general meeting called after the dismissal. The board of auditors shall consider the accounts auditor's years of continuous supervision when deciding whether or not to reappoint that auditor.

4. Summary of the content of limited-liability contracts

The company and the accounts auditor KDA Audit Corporation have agreed a contract based on the provisions of Article 427-1 of the Corporations Act, which limits liability for damage under Article 423-1 of the Act. The maximum value of liability for damage under the said contract is set to at least JPY1,000,000 or the amount stipulated by law, whichever is higher.

VI. Company Systems and Policies

1. Systems to ensure compliance by directors with laws and the articles of association in the conduct of their duties, and to ensure propriety in other operations

The meeting of the board of directors held on May 26th 2006 determined the following basic policies for the "institution of a system necessary to ensure propriety in the operations of corporations" as defined under Article 362-4-6 of the Corporations Act, and under Article 100-1-3 of the of the enforcement regulations of the Corporations Act.

(1) System to ensure compliance with laws and the articles of association by directors and employees in the conduct of their duties

The system sets the bounds of behavior in order to ensure that actions of directors and employees strictly observe corporate rules of ethics and other regulations related to compliance systems. The General Affairs Division has comprehensive, company-wide authority over compliance-related efforts, to ensure thorough knowledge and implementation of the system. The same department shall lead in the related education of directors. An internal audit department shall be established under the direct authority of the president, which will audit the implementation of the compliance system, in collaboration with the General Affairs Department. These activities will be reported to the board of directors and board of auditors at regular intervals. A hotline will be set up and operated as a means for employees to make direct reports to the internal audit department concerning actions which are mandatory by law.

(2) System for the storage and management of information related to directors' conduct of their duties

Information concerning the performance of duties by directors and executive officials is to be recorded and stored on paper or on magnetic media (referred to collectively as "documents etc.") in accordance with document management rules. The directors, auditors and internal audit department may view these documents etc. at any time, in accordance with document management rules.

(3) Rules concerning management of risks of loss, and other systems

Concerning risks related to compliance, the environment, disasters, quality, data security, export management and other matters, the officer responsible for each shall write rules and guidelines, implement training, write and distribute manuals. The General Affairs Department shall take responsibility for cross-cutting risk monitoring and company-wide responses. As new risks emerge, the board of directors shall promptly determine which director is responsible for countermeasures.

(4) Systems to ensure that directors carry out their duties efficiently

The board of directors shall set company-wide goals, shared by directors and employees, and the director responsible for a duty shall set specific goals to be achieved by each department, making sure such goals are well know through the company and its subsidiaries. The board of directors shall also build a system for raising the efficiency of company-wide liaison meetings. The system is to define efficient methods, in accordance with internal regulations, for the allocation of authority, including rules for allocation of authority and decision making within the company, with use of information technology for the board of directors to periodically review progress.

(5) Systems to ensure propriety in the operations of the corporate group which comprises this company and its subsidiaries

A director shall be appointed to take responsibility for the operations of each of the group's segments, and said director shall have the responsibility and authority for building systems for legal compliance and risk management. The General Affairs Department of this company shall promote and manage said systems across all companies. Confidential liaison systems shall be built between group companies and used to hold group management meetings, with the responsible departments reporting to the board of directors and board of auditors.

(6) Matters concerning employees used when the board of auditors asks for the posting of such employees to assist in its duties

The auditors may form employees belonging to the internal audit department into an audit liaison office, and may give such orders as are necessary for audit work, with the results to be reported to the board of auditors.

(7) Matters concerning the independence of employees under the previous clause from directors

Auditors, and employees who have received orders necessary for auditing work, may not take orders from the manager of the internal audit department. Appointment and reassignment of the said employees must be determined with the agreement of the standing auditor.

(8) Systems for directors and employees to report to the board of auditors, and for other reporting to the board of auditors

A system must be provided to allow directors and employees of the internal audit department to make prompt reports to the board of auditors on the status of internal audit implementation, the state of contacts to the compliance hotline, and the content of those contacts. The system must be in addition to meetings of the board of directors, company management meetings, group management meetings and other channels stipulated by law. The method of reporting (the persons making and receiving the reports, the timing of the report, etc.) shall be decided at a meeting between the directors and the board of auditors.

(9) Other systems to ensure the efficacy of auditing by the board of directors

Regular meetings must be set up between the board of auditors, the president and the internal audit department, and the said parties must stay in close liaison to exchange opinions on matters such as identifying issues arising and proposing solutions. Furthermore, the board of auditors shall endeavor to maintain close liaison with the accounts auditor through regular exchanges of information, and shall receive explanations from the accounts auditor on the content of accounts auditing.

Consolidated Balance Sheet

(As of 31st March 2007)

ASSETS

Account title	Value
	Thousand JPY
Available assets	**5,317,917**
Cash and deposits	416,832
Accounts receivable	1,112,998
Accounts due	241,715
Securities held in trade account	117,762
Business investment account security	2,116,796
Inventories	341,713
Advance payments	58,638
Long term loans receivable	1,126,712
Other current assets	236,424
Allowance for doubtful accounts	Δ451,676
Fixed assets	**3,376,503**
Tangible fixed assets	**1,690,513**
Buildings	563,517
Machinery and equipment	63,772
Automotive equipment	5,853
Course accounts	359,972
Land	634,744
Others	62,652
Intangible fixed assets	**351,195**
Goodwill	343,753
Others	7,442
Investments and other assets	**1,334,794**
Investment securities	414,883
Shares of affiliates	662,713
Long term loans receivable	1,080,000
Long term operation receivable	95,358
Others	109,530
Allowance for doubtful accounts	Δ1,027,691
Total assets	**8,694,420**

LIABILITIES

Account title	Value
	Thousand JPY
Circulating liabilities	**1,388,304**
Accounts payable trade	125,285
Accounts payable	957,778
Short term borrowings	120,934
Accrued taxes on income	13,606
Other current liabilities	170,700
Fixed liabilities	**761,504**
Retirement allowance provision	236,338
Director's retirement allowance	26,825
Other fixed liabilities	498,340
Total liabilities	**2,149,809**
Net Assets	
Shareholders' Equity	**6,212,868**
Capital stock	4,239,467
Capital surplus	7,516,206
Retained earnings	Δ5,529,337
Treasury stock	Δ13,467
Variance of Estimate	**Δ53,237**
Unrealized revaluation loss on other investment securities	Δ72,085
Account for adjustment on exchange conversion	18,847
Share options	**56,880**
Minor Shareholders' Equity	**328,100**
Total net assets	**6,544,611**
Total liabilities and net assets	**8,694,420**

(Figures have been rounded down to the nearest million JPY).

Consolidated Income Statement

(April 1st, 2006 to March 31st, 2007)

Account title	Value	
	Thousand JPY	Thousand JPY
Sales		**4,122,180**
Sales costs		**3,866,544**
Gross profit		**255,635**
Trading costs and general administrative expenses		**2,052,160**
Operating loss		**1,796,524**
Non-Operating Income		
Interest income	159,024	
Others	84,744	**243,768**
Non-Operating Expenses		
Interest expense	8,935	
Equity method investment loss	154,862	
Loss on insurance surrender	50,443	
Others	31,400	**245,642**
Ordinary loss		**1,798,397**
Extraordinary income		
Profit on sales of investment securities	10,063	
Profit on debt forgiveness	11,137	
Gain on sales of affiliates' securities	33,117	
Gains on variations in equity	96,475	
Others	5,277	**156,071**
Extraordinary losses		
Loss on retirement of fixed assets	5	
Loss from valuation of marketable securities for business investment	2,893,402	
Loss from transfer of receivables	288,150	
Provision for doubtful accounts	1,325,907	
Valuation loss on investment securities	1,610	
Others	34,105	**4,543,181**
Income before income taxes and minority interests		**6,185,507**
Corporation, resident and business taxes		**2,291**
Minor shareholders' losses		**18,431**
Current net loss		**6,169,368**

(Figures have been rounded down to the nearest million JPY).

Consolidated Statement of Capital Stock Variation

(April 1, 2006 to March 31, 2007)

(Unit: Thousands of JPY)

	Shareholders' Equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance at end of previous term	3,371,405	6,695,409	571,146	Δ36,405	10,601,555
Variation during this consolidated fiscal year					
Issuance of new shares	868,062	861,246			1,729,308
Net Income			Δ6,169,368		Δ6,169,368
Acquisition of treasury stock				Δ187,511	Δ187,511
Disposal of treasury stock		Δ40,450		210,450	169,999
Increase in surplus due to elimination from consolidated company			68,884		68,884
Variation during this consolidated fiscal year other than shareholders' equity (Net Value)					
Total variation during this consolidated fiscal year	868,062	820,796	Δ6,100,483	22,938	Δ4,388,686
Balance at the end of this term	4,239,467	7,516,206	Δ5,529,337	Δ13,467	6,212,868

	Variance of Estimate			Share options	Minor Shareholders' Equity	Total net assets
	Unrealized revaluation loss on other investment securities	Account for adjustment on exchange conversion	Total variance of estimate			
Balance at end of previous term	228,412	13,247	241,659	13,530	55,266	10,912,011
Variation during this consolidated fiscal year						
Issuance of new shares						1,729,308
Net Income						Δ6,159,368
Acquisition of treasury stock						Δ187,511
Disposal of treasury stock						169,999
Increase in surplus due to elimination from consolidated company						68,884
Variation during this consolidated fiscal year other than shareholders' equity (Net Value)	Δ300,497	5,599	Δ294,897	43,350	272,833	21,286
Total variation during this consolidated fiscal year	Δ300,497	5,599	Δ294,897	43,350	272,833	Δ4,367,400
Balance at the end of this term	Δ72,085	18,847	Δ53,237	56,880	328,100	6,544,611

(The figures stated above are rounded down to the nearest thousand yen.)

Consolidated Table of Notes

Significant accounting principles used in the preparation of these Consolidated Financial Statements

1. Scope of consolidation

(1) Number of consolidated affiliates — 6 companies altogether
Five in Japan
One overseas

Names of consolidated subsidiaries
(Companies in Japan)
Basara Pictures Co., Ltd
Omega Project Co., Ltd.
Saboten Park And Resort Inc.
Izu Skyline Country Co., Ltd. (formerly Naka-Izu Kougen Kaihatsu Co., Ltd.)
Animal Film Bond Company Co., Ltd
(Subsidiaries overseas)
Omega Project Co., Ltd. (Korea)

Increase or decrease in the number of consolidated subsidiaries
(Increase) Three companies (resulting from share acquisition and incorporation of new companies)
(Reduction) One company (resulting from sale of shares)

(2) Non-Consolidated subsidiaries: None

2. Application of the Equity Method

(1) Number of affiliated companies subject to application of the equity method — 2 companies

Names of affiliated companies to which the equity method applies
(Affiliated companies within Japan subject to application of the equity method)
M3 Entertainment Corporation
(Affiliated companies outside Japan subject to application of the equity method)
Grandport Co., Ltd (Formerly Korea Tender Inc.)

Increase or decrease in affiliated companies subject to application of the equity method
(Increase) One (resulting from share acquisition)
(Decrease) Two (resulting from change to consolidated subsidiary through additional share acquisition and reduction of the share held).

(2) Number of affiliated companies and non-consolidated subsidiaries to which the equity method does not apply — None

(3) Special notes regarding procedures for application of the equity method
Of our affiliate companies subject to the equity method, the term accounts settlement date for Grandport Co., Ltd (formerly Korea Tender Inc.) is December 31st. As the consolidated accounts settlement date is within three months of the date that this equity method company's accounts were settled, the equity method has been applied based on the financial statements issued by the company for its fiscal year. Additionally, although the accounts settlement date of M3 Entertainment Corporation is September 30, it made a provisional settlement of accounts at the end of March, and we have used this in the financial statements in question.

3. Accounting Year of Consolidated Subsidiaries
Among our consolidated subsidiaries, the day of settlement of Omega Pictures Co., Ltd.(Korea) is December 31, and since the difference from the consolidated day of settlement is within three months, consolidation is carried out with the financial statements pertaining to the operating year of this consolidated subsidiary as the base. However, for important transactions that occur between these days of settlement, necessary adjustments are to be carried out in consolidation. Additionally, although the accounts settlement date of Izu Skyline Country Co., Ltd. is December 31, it made a provisional settlement of accounts at the end of March, and we have used this in the financial statements in question.

Accounting Principles

1. Method of valuation and valuation standards for securities
   (1) Securities
   Sale purpose securities
   Market price method (cost of products sold are calculated according to moving-average method)
   Other stocks and bonds

Items with market value	Fair value based on the market price at the closing date of the fiscal year. (Both unrealized gains and losses are included as a component of shareholders' net equity; with sale cost mainly determined using the moving average cost)
Securities with no market price:	Non-marketable securities are stated at cost determined by the moving average method.

   (2) Inventories
   Products, goods in process, movie distribution rights. TV broadcast rights
   Cost accounting method based on the individual method
   However, in regard to film distribution rights amortized using the sum-of-the-years'-digits-method within 12 repayment months from point in time when provided for business.
   Furthermore, TV broadcasting rights are written off using equal installment method according to the term of each right.
   (3) Derivatives
   Market value method
2. Methods for depreciation of depreciable assets
   (1) Tangible fixed assets:
   Declining balance method At the same time, straight-line method is used for a part of the subsidiaries.
   (2) Intangible fixed assets:
   Straight-line method
   Further software for company use is depreciated using the straight-line method over its period of available use within the company (3-5 years).
   (3) Long-term advance charges
   Straight-line method
3. Accounting standards for significant reserves
   (1) Allowance for doubtful accounts
   In order to provide for losses due to doubtful accounts of credit, general credit will be reckoned by a loan loss ratio, and fixed credit, such as

credit for doubtful accounts, will be considered individually, depending on the probability of recovery and forecasting uncollectible loans.

(2) Litigation reserve

In order to provide for losses in litigation, to be reckoned by estimating loss.

(3) Reserve for retirement benefits

To provide retirement benefits for employees, based upon the forecast amount of retirement benefit obligations at the end of the consolidated fiscal year determined by the amount deemed to have arisen in that fiscal year.

(4) Reserve for directors' retirement allowances

To provide a retirement allowance to Directors for services, determined by the amount required to be paid at the end of the fiscal year pursuant to in-house regulations.

4. Income and expenses calculation standards

In the event of the sale of marketable securities for business investment in the form of unlisted shares, the amount of sales of marketable securities for business investment is the sum of sales of such securities that have been purchased for the purpose of investment growth, and is determined by dividends and interest received. The sale price of marketable securities for business investment is determined by the securities book value, fees paid and valuation loss.

In the event of the sale of marketable securities for business investment in the form of listed shares, the profit from management of such securities is determined by the net profit or loss on the sale.

5. Accounting methods for lease transactions

Financial lease transactions, other than in cases in which the ownership of the leased property is transferred to the lessee, are accounted using the accounting method applicable to ordinary lease transactions.

6. Items relating to the evaluation of assets and liabilities of consolidated subsidiaries

The total market value method is employed for evaluation of assets and liabilities of consolidated subsidiaries.

7. Amortization of goodwill

For amortization of goodwill, as a general rule, uniform repayments are carried out over a 20 year period.

8. Accounting treatment for consumption tax

A before-tax method is used.

9. Account processing of securities in business investment account

   Marketable securities acquired as M&A business transactions for the purpose of business investment are counted as current assets as marketable securities for business investment. Profits and losses on such transactions are shown as operating income and expenses.

   Note that although these investments may temporarily meet the requirements of controlling the decision-making body of the entity being invested in, and of exerting significant influence over this entity, we deem that such entities are neither subsidiaries nor affiliated companies, because the purpose of the share acquisition is business investment and not acquisition of a controlling stake. Thus, we do not include such entities in the scope of consolidation, nor do we apply the equity method to them.

Changes of Accounting Method

1. Accounting standards for the indication of net assets in the consolidated balance sheet

   Starting this consolidated accounting year, the company is applying the "Accounting method for indication of net assets in balance sheets." (Corporate accounting standards No.5, 9th December 2005) and "Guidelines for the application of accounting standards for indication of net assets in balance sheets" (Guidelines for the application of corporate accounting standards, No.8, 9th December 2005).

   Furthermore, the amount corresponding to the traditional "Asset" section totaled JPY6,159,631,000.

2. Accounting method for stock subscription warrants

   Starting this consolidated accounting year, the company is applying the "Accounting method for stock subscription.", (Corporate accounting standards, No.8, 27th December 2005, Accounting Standards Board of Japan) and the "Guidelines for application of accounting standards for stock subscription" (Guidelines for the application of corporate accounting standards No.11, final amendment 31st May 2006, Accounting Standards Board of Japan).

   As a result, the operating loss, ordinary loss, unadjusted net current losses on the term increased by JPY56,880,000.

Changes in Accounting Titles and Classification

Notes on the consolidated balance sheet

"Consolidation adjusting account" from the previous fiscal term is indicated as "Goodwill" from this consolidated accounting year.

Notes on the Consolidated Balance Sheet

1. Total amount of depreciation on tangible fixed assets JPY807,046,000
2. Guarantee liabilities

   The company guarantees the bank borrowing of the non-consolidated company below mentioned.

   Sweet Basil Inc. JPY194,670,000

Notes on the Consolidated Statement of Capital Stock Variation

1. Matters related to shares outstanding

Type of share	End of previous consolidated accounting year	Increase	Decrease	End of this consolidated accounting year
Common shares	68,956,096	8,149,176	—	77,105,272

General outline of changes

The main reasons for the increase are as follows:

1. Stock subscription warrants (stock options) issued according to article 280-20 and 280-21 of the Commercial Code, as amended in 2001. — 4,000 shares
2. Increase due to stock subscription warrants issued by third parties — 8,145,176 shares

2. Matters related to payment of dividends
   Nothing relevant to report.

3. Matters related to stock subscription warrants issued by this company on the closing day of this consolidated accounting year

Breakdown of stock subscription warrants	Type and number of shares for purpose of stock subscription warrants	
Stock subscription warrants in the form of stock options, by resolution of the board of directors on March 2nd 2005.	Common shares	1,140,000 shares
Stock subscription warrants in the form of stock options, by resolution of the board of directors on August 18th 2005.	Common shares	634,000 shares
Stock subscription warrants in the form of stock options, by resolution of the board of directors on September 4th 2006.	Common shares	1,850,000 shares
Stock subscription warrants in the form of stock options, by resolution of the board of directors on January 16th 2007.	Common shares	1,870,000 shares
Total	Common shares	5,494,000 shares

1 Per-share information

1. Net assets per share — JPY80.05
2. Net loss per share — JPY81.13

Notes on important events subsequent to the balance sheet day

Nothing relevant to report.

Please refer to the enclosed appendix for a copy of the audit report by the accounts auditor on the consolidated financial statements.

Balance Sheet

(As of 31st of March 2007)

ASSETS

Account title	Value
	JPY…,000
Available assets	**4,840,436**
Cash and deposits	236,783
Accounts receivable	1,102,217
Securities held in trade account	117,762
Business investment account security	2,116,796
Inventories	300,416
Accounts due	169,239
Advance charges	38,417
Long term loans receivable	1,174,403
Other current assets	161,125
Allowance for doubtful accounts	Δ576,726
Fixed assets	**1,802,786**
Tangible fixed assets	**266,814**
Buildings	181,644
Machinery and equipment	29,527
Automotive equipment	799
Land	54,843
Intangible fixed assets	**6,029**
Software	3,690
Telephone subscription rights	1,950
Others	388
Investments and other assets	**1,529,942**
Investment securities	202,932
Shares of affiliates	926,211
Bonds of affiliates	590,500
Investment loss reserve	Δ430,000
Long term loans receivable	1,080,000
Long term operation receivable	126,078
Deposits and guarantees received	77,147
Others	4,330
Allowance for doubtful accounts	Δ1,047,258
Total assets	**6,643,222**

LIABILITIES

Account title	Value
	JPY…,000
Circulating liabilities	**709,857**
Accounts payable trade	65,566
Accounts payable	595,559
Accrued taxes on income	13,409
Other current liabilities	35,322
Fixed liabilities	**38,649**
Retirement allowance provision	11,358
Director's retirement allowance	26,825
Other fixed liabilities	466
Total liabilities	**748,507**
Net Assets	
Shareholders' Equity	**5,907,438**
Capital stock	**4,239,467**
Capital surplus	**7,516,206**
Legal capital surplus	4,500,912
Other capital surplus	3,015,293
Retained earnings	**Δ5,834,767**
Retained earnings	Δ5,834,767
Carry-over retained earnings	Δ5,834,767
Treasury stock	**Δ13,467**
Variance of Estimate	**Δ69,603**
Unrealized revaluation loss on other investment securities	Δ69,603
Share options	**56,880**
Total net assets	**5,894,715**
Total liabilities and net assets	**6,643,222**

(The figures stated above are rounded down to the nearest thousand yen.)

Statement of Income and Loss

(April 1, 2006 to March 31, 2007)

Account title	Value	
	JPY...,000	JPY...,000
Sales		**2,260,675**
Sales costs		**2,957,210**
Gross loss on sales		**696,534**
Trading costs and general administrative expenses		**664,527**
Operating loss		**1,361,062**
Non-Operating Income		
Interest income	162,247	
Others	53,362	**215,609**
Non-Operating Expenses		
Loss on insurance surrender	50,443	
Stock delivery fee	5,466	
Others	25,357	**81,267**
Ordinary loss		**1,226,720**
Extraordinary income		
Profit on sales of investment securities	7,463	
Profit on debt forgiveness	11,137	
Others	891	**19,492**
Extraordinary losses		
Loss from transfer of receivables	288,150	
Loss from valuation of marketable securities for business investment	2,893,402	
Valuation loss on investment securities	1,610	
Value of denial of investment loss reserve	430,000	
Loss on sales of investment securities	9,637	
Provision for doubtful accounts	1,481,683	
Profit on sales of affiliate's securities	170,000	
Others	16,704	**5,291,188**
Net loss pre taxes		**6,498,416**
Corporation, resident and business taxes		**1,818**
Current net loss		**6,500,235**

(The figures stated above are rounded down to the nearest thousand yen.)

Statement of capital stock variation

(April 1, 2006 to March 31, 2007)

(Unit: Thousands of JPY)

	Shareholders' Equity			
		Capital surplus		
	Capital	Legal capital surplus	Other capital surplus	Total capital surplus
Balance at end of previous term	3,371,405	3,639,666	3,055,743	6,695,409
Variation during this fiscal year				
Issuance of new shares	868,062	861,246	—	861,246
Net Income	—	—	—	—
Acquisition of treasury stock	—	—	—	—
Disposal of treasury stock	—	—	Δ40,450	Δ40,450
Variation during this fiscal year, other than shareholders' equity (Net Value)	—	—	—	—
Total variation during this fiscal year	868,062	861,246	Δ40,450	820,796
Balance at the end of this term	4,239,467	4,500,912	3,015,293	7,516,206

	Shareholders' Equity			
	Retained earnings			
	Retained earnings			
	Carry-over retained earnings	Total earned surplus	Treasury stock	Total shareholders' equity
Balance at end of previous term	665,467	665,467	Δ36,405	10,695,876
Variation during this fiscal year				
Issuance of new shares	—	—	—	1,729,308
Net Income	Δ6,500,235	Δ6,500,235		Δ6,500,235
Acquisition of treasury stock	—	—	Δ187,511	Δ187,511
Disposal of treasury stock	—	—	210,450	169,999
Variation during this fiscal year, other than shareholders' equity (Net Value)	—	—	—	—
Total variation during this fiscal year	Δ6,500,235	Δ6,500,235	22,938	Δ4,788,438
Balance at the end of this term	Δ5,834,767	Δ5,834,767	Δ13,467	5,907,438

(Unit: Thousands of JPY)

	Variance of Estimate		Share options	Total net assets
	Variance of securities estimate	Total variance of estimate		
Balance at end of previous term	228,309	228,309	13,530	10,937,716
Variation during this fiscal year				
Issuance of new shares	—	—	—	1,729,308
Net Income	—	—	—	Δ6,500,235
Acquisition of treasury stock	—	—	—	Δ187,511
Disposal of treasury stock	—	—	—	169,999
Variation during this fiscal year, other than shareholders' equity (Net Value)	Δ297,913	Δ297,913	43,350	Δ254,563
Total variation during this fiscal year	Δ297,913	Δ297,913	43,350	Δ5,043,001
Balance at the end of this term	Δ69,603	Δ69,603	56,880	5,894,715

(The figures stated above are rounded down to the nearest thousand yen.)

Non-consolidated table of notes

Significant Accounting Principles

1. Method of valuation and valuation standards for securities

(1) Securities

[1] Shares of subsidiaries and affiliates

Cost accounting method based on moving average method

[2] Sale purpose securities

Market price method (cost of products sold are calculated according to moving-average method)

[3] Other marketable securities

Items with market value	Marketable securities are stated at market value on the accounts settlement date. (The unrealized gains and losses are reported directly in shareholders' net equity and cost is determined by the moving average method.)
Securities with no market price:	Non-marketable securities are stated at cost determined by the moving average method.

(2) Inventories

Products, goods in process, movie distribution rights, TV broadcast rights

Cost accounting method based on the individual method

However, in regard to film distribution rights amortized using the sum-of-the-years'-digits-method within 12 repayment months from point in time when provided for business.

Furthermore, TV broadcasting rights are written off using equal installment method according to the term of each right.

(3) Derivatives

Market value method

2 Methods for depreciation of depreciable assets

(1) Tangible fixed assets:

Declining balance method

(2) Intangible fixed assets:

Straight-line method

Further software for company use is depreciated using the straight-line method over its period of available use within the company (3-5 years).

3. Methods of for the handling of deferred assets

Stock delivery fee

The total amount of costs is expensed at the time of investment.

4 Accounting standards for significant reserves

(1) Allowance for doubtful accounts

In order to provide for losses due to doubtful accounts of credit, general credit will be reckoned by a loan loss ratio, and fixed credit, such as credit for doubtful accounts, will be considered individually, depending on the probability of recovery and forecasting uncollectible loans.

(2) Litigation reserve

In order to provide for losses in litigation, to be reckoned by estimating loss.

(3) Reserve for retirement benefits

To provide retirement benefits for employees based upon the forecast amount of retirement benefit s obligations at the end of the consolidated fiscal year determined by the amount deemed to have arisen in that fiscal year.

(4) Reserve for directors' retirement allowances

To provide a retirement allowance to Directors for services, determined by the amount required to be paid at the end of the fiscal year pursuant to in-house regulations.

5. Income and expenses calculation standards

In the event of the sale of marketable securities for business investment in the form of unlisted shares, the amount of sales of marketable securities for business investment is the sum of sales of such securities that have been purchased for the purpose of investment growth, and is determined by dividends and interest received. The sale price of marketable securities for business investment is determined by the securities book value, fees paid and valuation loss.

In the event of the sale of marketable securities for business investment in the form of listed shares, the profit from management of such securities is determined by the net profit or loss on the sale.

6. Accounting methods for lease transactions

Financial lease transactions, other than in cases in which the ownership of the leased property is transferred to the lessee, are accounted using the accounting method applicable to ordinary lease transactions.

7. Accounting treatment for consumption tax

A before-tax method is used.

8. Account processing of securities in business investment account

Marketable securities acquired as M&A business transactions for the purpose of business investment are counted as current assets as marketable securities for business investment. Profits and losses on such transactions are shown as operating income and expenses.

Note that although these investments may temporarily meet the requirements of controlling the decision-making body of the entity being invested in, and of exerting significant influence over this entity, we deem that such entities are neither subsidiaries nor affiliated companies, because the purpose of the share acquisition is business investment and not acquisition of a controlling stake. Thus, we do not include such entities in the scope of consolidation, nor do we apply the equity method to them.

Changes of Accounting Method

1. Accounting standards for the indication of net assets in the balance sheet
   Starting this accounting year, the company is applying the "Accounting method for indication of net assets in balance sheets." (Corporate accounting standards No.5, 9th December 2005) and "Guidelines for the application of accounting standards for indication of net assets in balance sheets" (Guidelines for the application of corporate accounting standards, No.8, 9th December 2005).
   Furthermore, the amount corresponding to the traditional "Asset" section totaled JPY5,837,835,000.
2. Accounting method for stock subscription warrants
   Starting this fiscal year, the company is applying the "Accounting method for stock subscription.", (Corporate accounting standards, No.8, 27th December 2005, Accounting Standards Board of Japan) and the "Guidelines for application of accounting standards for stock subscription" (Guidelines for the application of corporate accounting standards No.11, final amendment 31st May 2006, Accounting Standards Board of Japan).
   As a result, the operating loss, ordinary loss, unadjusted net current losses on the term increased by JPY56,880,000.

Changes in Accounting Titles and Classification

Concerning the Statement of Income and Loss

With the application of "Near-term handling of account processing for deferred assets" from Administrative Report No.12, the item stated as "New share issue expense amortization" in the previous fiscal year is now indicated as "stock delivery fees".

Notes on the Balance Sheet

1. Assets and liabilities from affiliated companies

Long term loans receivable	JPY422,589,000
Accounts due	JPY107,096,000
Long term loans receivable	JPY100,000,000

2. Total amount of depreciation on tangible fixed assets JPY10,798,000
3. Guarantee liabilities
   The company guarantees the bank borrowing of the company below mentioned.
   Sweet Basil Inc. JPY194,670,000

Notes on the Statement of Income and Loss

Volume of business with affiliated companies

Business trading

Sales JPY338,372,000

Trading amount other than business trading

Non-Operating Income JPY52,164,000

Notes on the statement of capital stock variation

Matters related to treasury stock

Type of share	End of last fiscal year	Increase	Decrease	End of this fiscal year
Common shares	159,983	2,500,000	2,500,000	159,983

(General outline of changes)

The main reasons for the increase are as follows:

Increase due to market purchases 2,500,000 shares

The main reason for the decrease is as follows:

Decrease due to transfer to Union Holdings Co., Ltd.

2,500,000 shares

Notes on tax benefit accounting

1. Breakdown of deferred tax assets and liabilities by major causative factor (thousands of yen)

Deferred tax assets:	
Amount exceeding the limit of the allowance for doubtful accounts recorded under deductible expenses	473,649
Valuation loss on inventories not recognized in the deductible expenses	175,388
Over depreciation of film rights	18,103
Valuation loss on investment securities not recognized in the deductible expenses	2,481,420
Denial of investment loss reserve	174,967
Deficit brought forward	7,690,537
Others	40,364
Deferred tax assets subtotal	11,054,431
Valuation reserve	Δ11,054,431
Total deferred tax assets	—
Deferred tax liability	
Total deferred tax liabilities	—
Deferred tax assets net total	—

2. Breakdown of discrepancies between legally effective tax rate and corporate tax rates after application of tax effect accounting.
   Since we have recorded the net deficit for the period before taxation, this is not recorded.

Notes on fixed assets used through leasing

1. Values equivalent to the acquisition cost, the accumulated depreciation and the book value of the fiscal year.

	Acquisition cost (thousand JPY)	Accumulated depreciation (thousand JPY)	Book value (thousand JPY)
Facilities pertaining to buildings	40,523	34,445	6,078
Total	40,523	34,445	6,078

(Note) The above mentioned amounts do not contain interest expenses.

2. Value equivalent to the balance of unexpired lease payments at the end of the fiscal year

Within 1 year	JPY7,235,000
More than 1 year	—
Total	JPY7,235,000

(Note) The above mentioned amounts do not contain interest expenses.

Notes on transactions with related parties

1. Subsidiaries and affiliated companies

Type	Names of company etc.	Address	Capital stock	Description of business	Percentage of voting rights owned	Relationship		Content of transactions	Amount of transaction (thousand JPY)	Items	Balance at year end (thousand JPY)
						Collateral office	Business relationship				
Subsidiaries	Saboten Park And Resort Inc.	Ito City, Shizuoka Prefecture	10,000,000 yen	Commissioned management of theme parks, event planning etc.	Directly 100.0%	one person, combined offices	Transactions in financing operations	Management consulting fees (Note 1) Acquisition of realty etc (Note 2) Cash lending (note 3) Acceptance of bonds with stock subscription warrants	330,000 401,649 180,000 150,000	Long term loans receivable Investment securities	15,431 450,000
Subsidiaries	Omega Project Co., Ltd.	Chiyoda ku, Tokyo	100,000,000 yen	Developing, producing, and managing rights for motion picture-related software	Directly 100.0%	one person, combined offices	Transactions in financing operations	Management consulting fees (Note 1) Assignment fees Cash lending (note 3)	3,960 66,289 481,355	Accounts receivable Accounts due Long term loans receivable	6,957 101,258 407,158
Related company	M3 Entertainment Corporation	Chuo-ku, Tokyo	20,000,000 yen	Planning, creation and marketing etc. of movie content and software	Directly 21.53%	—	Transactions in financing operations	Assignment fees Cash lending (note 3)	1,950 100,000	Accounts due Long term loans receivable	655 100,000

Business terms and procedures for deciding business terms

*1 Concerning guidance fee, we negotiate with the company over a price commensurate with the duties. The transacted amount does not contain sales tax.

*2 Determined with reference to a fair valuation provided by an expert third party.

*3 For monetary loans, we determine the interest rate in the same way as our general transaction terms, with reference to market rates.

2. Major corporate shareholders

Type	Names of company etc.	Address	Capital stock	Description of business	Share of voting rights owned	Relationship		Content of transactions	Amount of transaction (thousand JPY)	Items	Balance at year end (thousand JPY)
						Collateral office	Business relationship				
Main corporate shareholders	Union Holdings Co., Ltd	Itabashi-ku, Tokyo	JPY 17,090,000,000	Precision optical equipment operations	Owned 11.36%	one person, combined offices	Business trading	Purchase of securities Assignment fees	974,399 13,581	Accounts due Accounts payable	1,035 4,107

1 Notes on per-share information

1. Net assets per share JPY75.87
2. Net loss per share JPY85.48

Notes on important events subsequent to the balance sheet day

Nothing relevant to report.

Report of the Board of Auditors (Copy)

Audit Report

The Board of Auditors has received from each of the Auditors a report as to their audit method and results in respect of the Directors execution of their duties for the 31st fiscal year from April 1, 2006 to March 31, 2007 and, having scrutinized their reports, has prepared this Auditors Report, reported as follows:

1. Audit methods used by the auditors and Board of Auditors, and the content of those methods

The Board of Auditors stipulated the audit methods and division of duties, and received a report from each auditor on the status of audit implementation and the results obtained. In addition, it received reports from directors and accounting auditors on the conduct of their duties, and called for explanation where necessary.

Each auditor has followed the audit standards and methods, and the division of duties determined by the Board of Auditors, building communication between the directors and internal audit department and other staff, to develop the environment for information gathering and auditing. They have also attended meetings of the board of directors, and other important meetings, received reports from directors and employees on the execution of their duties, called for explanations as necessary, reviewed important decision documents, and investigated the status of operations and assets at head office and other major company premises. Furthermore, the auditors have monitored and verified the functioning of the internal governance system, which was put in place according to board of directors resolution on the institution of a system under articles 100-1 and 100-3 of the enforcement regulations of the corporations act, and related resolutions. The system is necessary in order to ensure that the work of the directors complies with laws and with company articles of association, and to ensure proper conduct of the operations of a corporation. For subsidiaries, the auditors have endeavored to facilitate communication and exchange of information with the directors and auditors of those companies, and have received reports on operations from subsidiaries, as necessary. By the above methods, we have studied business reports and related detailed statements concerning this fiscal year.

Furthermore, we have monitored and verified the impartiality of accounts auditors, and the proper implementation of auditing, have received reports from the accounts auditors on the conduct of their duties, and called for explanations as necessary. We have received notice from the accounts auditors that the "system for ensuring the proper conduct of duties" (as described in the clauses of article 159 of the company accounting regulations) has been instituted in accordance with the "Quality control standards for auditing" (Business Accounting Council, October 28th, 2005), and have called for explanations as necessary. Based on the above methods, we have scrutinized the financial statements for this fiscal year (balance sheets, income statements, statement of capital stock variation and non-consolidated table of notes), their related detailed statements, and the consolidated financial statements (consolidated balance sheet, consolidated income statements, consolidated statement of capital stock variation and consolidated table of notes).

2. Audit Results

(1) Results of audits of business reports

1 The Business Report and related detailed statements are in accordance with the applicable laws and the company's articles of incorporation, and accurately reflects the company's position.

2 The Directors have committed no acts of wrongdoing, or any substantive breach of any applicable law or the company's articles of incorporation, in the conduct of their duties.

3 The internal governance system is in accordance with the content of the relevant resolution of the board of directors. The directors' conduct of their duties raises no significant issues related to the internal governance system.

(2) Audit results for the financial statements and related detailed statements

The financial statements and related detailed statements give an accurate representation of all the key points of the company's assets and income.

(3) Audit results for the consolidated financial statements

The consolidated financial statements give an accurate representation of all the key points of the company's assets and income.

June 11th, 2007

Omega Project Holdings Co, Ltd., Board of Corporate Directors

Full-time Auditor	Michiyasu Inoue	㊞
Auditor (external auditor)	Yoshihide Furubiki	㊞
Auditor (external auditor)	Takaya Kawada	㊞

Please refer to the enclosed appendix for a copy of the audit report by the accounts auditors.

Shareholders' Reference Documents

Proposals and reference items

First proposal 32nd Term
(from April 1, 2006 to March 31, 2007)
Approval of consolidated financial statements

This proposal is as described on pages 21 to 27 of the Appended Papers.

The board of directors of the company submit this proposal, having judged its content to be lawful and appropriate.

Second Proposal 32nd Term (from April 1, 2006 to March 31, 2007)
Approval of financial statements

This proposal is as described on pages 28 to 36 of the Appended Papers.

The board of directors of the company submit this proposal, having judged its content to be lawful and appropriate.

Third proposal Decrease of the capital reserves and disposal of surplus

We wish to reduce the capital reserve and reassign the funds to other capital surplus in accordance with the terms of Article 448-1 of the Corporations Act, in order to provide for flexibility and mobility in our future financial strategy.

The titles in which reserves will be reduced, the amounts of reduction, and the dates on which reductions will come into effect are as stated below.

1. Reduced reserve titles and values
   Capital reserve JPY4,500,912,725
2. Date on which the reduction in reserves becomes effective
   June 27th, 2007

In accordance with the terms of Article 452 of the Corporations Act, we intend to use other capital surplus after the above reassignment of funds to make up the deficiency in carry-over retained earnings.

The reduced surplus titles and amounts, and the increased surplus titles and amounts are as stated below.

1. Reduced reserve titles and amounts
   Other capital surplus JPY4,500,912,725

2. Increased reserve titles and amounts

Carry-over retained earnings JPY4,500,912,725

Proposal 4: Selection and appointment of four directors

Director Yoshiaki Kondo completes his term of office at the conclusion of this meeting. We request appointment of four new directors.

We believe the appointment of four new directors to make a total of six directors of our company will strengthen the board of directors and achieve even greater maneuverability in company administration.

The candidates for directors are as shown below.

Candidate No.	Name (Date of birth)	Academic history, position, responsibilities and representation of other corporations etc.		No. of company shares held
1	Yoshiaki Kondo (Born May 20, 1971)	Jun. 2003	Appointed director of this company	—
		June 2005	Director of Omega Project Co., Ltd.	
		Sept. 2005	Appointed president of this company (Present post)	
		June 2006	President of Omega Project Co., Ltd. (Present post)	
2	Toutetsu Murakami (Born Dec. 24, 1967)	April 1988	Joined Okura Shoji.	—
		Sept. 2001	Director of Omega Pictures Co., Ltd. (current name Omega Project Co., Ltd. (Korea))	
		June 2005	Auditor of Union Holdings Co. Ltd. (Present post)	
		June 2006	Auditor of TTG Co., Ltd (current name TTG Holdings Co., Ltd.)	
3	Takashi Sakamoto (Born June 29, 1973)	Apr. 1995	Joined Ashizawa Shoji.	—
		Apr. 2001	Joined this company.	
		July 2003	Head of accounts department.	
		Apr. 2006	Head and executive director of accounts department for this company (Present post)	
4	Yutaka Morohashi (Born April 9, 1978)	Apr. 2003	Joined this company.	—
		Apr. 2006	Executive director of the management planning office of this company (Present post)	
		June 2006	Auditor of TTG Co., Ltd (current name TTG Holdings Co., Ltd.) Appointed director of Omega Project Co., Ltd. (Present post)	
		Dec. 2006	Appointed director of M3 Entertainment Corporation	

(Note) There are no special interests in the relationship between the candidates and Omega Project Holdings.

Proposal 5: Selection and appointment of two auditors

Auditor Yoshihide Furubiki completes his term of office at the conclusion of this meeting, and auditor Takaya Kawada resigns his position at the conclusion of this meeting.

We request appointment of two new auditors.

Note that the consent of the board of auditors has been obtained in regard to this proposal.

The candidates for auditor are as shown below.

Candidate No.	Name (Date of birth)	Academic history, position, responsibilities and representation of other corporations etc.	No. of company shares held
1	Takanobu Shiraishi (Born Aug. 16, 1944)	Apr. 1967 Joined Shiraishi Foundation Construction Co., Ltd. (Now Shiraishi Corporation). Apr. 1968 Joined Isuzu Motors. Mar. 1978 Joined Shiraishi Foundation Construction Co., Ltd. (Now Shiraishi Corporation). June 1992 Appointed CEO of that company. Mar. 1983 Appointed representative executive director of that company. June 1983 Appointed representative director and vice president of that company. Apr. 1985 Appointed representative director and president of that company. Apr. 2004 Appointed representative director and chairman of that company. Jun. 2006, Appointed honorary chairman of that company (Present post)	—
2	Yoshihide Furubiki (Born Jan. 31, 1949)	Apr. 1977 RAC, Inc. founded. Appointed representative director. Jul. 1982 RIP, Inc. founded. Appointed representative director. Mar. 1993 RAC Franchise Union, Inc. founded. Appointed representative director (Present post). Apr. 2000 Royal Monaco Nailist Acadmy founded. Appointed principal (Present post). June 2000 Appointed auditor of this company (Present post).	—

Notes: 1. There are no special interests in the relationship between the candidates and Omega Project Holdings.

2. Yoshihide Furubiki is a candidate for external auditor.

3. Selection of external auditor candidates, the independence of external auditors, and limited liability contracts for external auditors

   (1) Selection of external auditor candidates, and their independence

   Mr. Yoshihide Furubiki will employ his long-standing business experience and many years as an external auditor for this company to build a far stronger system for auditing our accounts and operations. To that end, we request his appointment as an external auditor.

   Mr. Furubiki's period of service as an external auditor for this company stands at seven years at the conclusion of this meeting.

   (2) Limited-liability contracts with external auditors

   No limited-liability contract will be agreed between Mr. Yoshihide Furubiki and this company.

Proposal 6 Determination of the value of stock options to be used as remuneration for directors and auditors, and the issue of stock subscription warrants as stock options.

In accordance with articles 236, 238-1, and 239-1 and 2 of the Corporations Act, we request approval to grant stock subscription warrants to the directors, executive directors, auditors, advisors, and employees of our company and affiliates as stock options, as outlined below. Note that as the granting of stock subscription warrants to directors and auditors of our company falls under the stipulations for Remuneration, Etc. in articles 361-1-3 and 387-1 of the Companies Act, we also request approval to grant these stock subscription warrants to directors and auditors as Remuneration, Etc. separate from the maximum limit on remuneration to directors and auditors. This company currently has three directors and three auditors, but acceptance of Proposal 4 "Appointment of four directors" would increase the number of directors to six.

1. Values of remuneration etc.

The value of remuneration for this company's directors was set at not more than JPY200 million at the 17th annual general meeting of shareholders, on June 26th 1992 (however, this limitation does not include the employee wage for a director who is also an employee). However, we request that in addition to that value, the value of remuneration etc. to company directors in the form of stock subscription warrants under 2 below, granted as stock options, should be up to JPY100 million over the period of one year from the date following the date of this annual general meeting of shareholders. As has been the case, the value of remuneration etc. to directors does not include the employee wage for a director who is also an employee.

The value of remuneration for this company's auditors was set at not more than JPY30 million at the 17th annual general meeting of shareholders, on June 26th 1992. However, we request that in addition to that value, the value of remuneration etc. to company directors in the form of stock subscription warrants under 2 below, granted as stock options, should be up to JPY20 million over the period of one year from the date following the date of this annual general meeting of shareholders.

2. Reason for the need for particularly advantageous conditions to recruit persons to accept stock subscription warrants

We propose the granting of stock subscription warrants without compensation as stock options in order to increase motivation to improve the performance of our company and subsidiaries, to further improve our corporate culture, and to promote the broadening of our business base.

3. Persons to be allocated stock subscription warrants

We propose they be allocated to the directors, executive directors, auditors, advisors, and employees of our company and our affiliates. Note that the stock subscription warrants are to be granted to the directors and auditors of our companies as stock options, and correspond to the Remuneration, Etc. of these directors and auditors.

4. Eligibility for stock subscription warrants

(1) Description and maximum number of stock subscription warrants

[1] Number of shares for purpose of stock subscription warrants

Each stock subscription warrant shall be for 100 common shares in our company (referred to below as "number of granted shares").

Note that if our common shares are split or consolidated subsequent to the date of allocation of the stock subscription warrants ("date of allocation"), the number of granted shares shall be adjusted according to the following formula (rounded down to the nearest whole number of shares). Note, however, that this adjustment shall be made for stock subscription warrants that have not been exercised or cancelled as of the time of the adjustment.

Number of granted shares after adjustment = number of granted shares before adjustment x ratio of split/consolidation

Additionally, the company shall adjust the number of granted shares as it deems necessary in the event of the merger of this company with another company, our consolidation with another company, the inheritance of these stock subscription warrants, or in the event of an independent merger or division merger of our company.

[2] Value of property to be paid in the event of exercising stock subscription warrants

The amount to be paid per share as property value when the stock subscription warrants are exercised via issue or transfer (referred to below as "exercise price") shall be the amount multiplied by the number of shares issued or transferred via the exercise thereof.

The exercise price shall be the average closing value of common shares in our company on the JASDAQ Securities Exchange over each day of the month prior to the date of allocation (excluding days in which there was no trading), multiplied by 1.05 (rounded down to the nearest yen).

Note, however, that if this amount is below the closing price of our common shares on the JASDAQ Securities Exchange on the day prior to the date of allocation (if there was no closing price on that day, then the most recent day prior on which there was a closing price), then the closing price in question shall be the exercise price.

Note that if our shares are split or consolidated after the date of allocation, the rate of split or consolidation of the above-mentioned exercise price shall be adjusted according to the formula below, with adjusted prices rounded down to the nearest yen.

$$\text{Exercise price after adjustment} = \text{exercise price before adjustment} \times \frac{1}{\text{Ratio of split/consolidation}}$$

Note also that if new shares are issued or treasury stock disposed of at a price below the current value (excluding via the exercise of stock subscription warrants), the above-mentioned exercise price shall be adjusted by the following formula, with adjusted prices rounded down to the nearest yen.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{\text{No. of currently issued shares} + \dfrac{\text{No. of newly issued shares} \times \text{exercise price per share}}{\text{Market value}}}{\text{No. of currently issued shares} + \text{No. of newly issued shares}}$$

In the formula above, the "number of currently issued shares" is the total number of shares issued by this company minus the total treasury stock in our possession; if treasury stock is disposed of, "number of newly issued shares" shall be replaced with "number of treasury stock shares disposed of," and "payment price per share" shall be replaced with "disposal price per share."

Additionally, the company shall adjust the exercise price as it deems necessary in the event of the merger of this company with another company, our consolidation with another company, the inheritance of these stock subscription warrants, or in the event of an independent merger or division merger of our company.

[3] Deadline for exercise of stock subscription warrants

The period for exercise of warrants shall be from July 7, 2007 to July 6, 2012. Note, however, that the exercise of warrants by the person so allocated ("warrant holder") may be limited within the right exercise period by separate agreements regarding the allocation of stock subscription warrants between the warrant holder and our company.

[4] Restrictions on transferring stock subscription warrants

The acquisition of stock subscription warrants via transfer must be approved by vote of the board of directors.

[5] Conditions for acquisition of stock subscription warrants

A. If the warrant holder is unable to exercise stock subscription warrants due to not meeting the conditions of exercise established in clause 3-(3) below, the company may acquire the stock subscription warrants without compensation.

B. In the event of the approval of an agreement of amalgamation by which the company will become dissolved, or when a proposal to approve a share exchange agreement by which the company will become a wholly owned subsidiary or a proposal for share transfer is approved at a general meeting of shareholders, the company may acquire the stock subscription warrants without compensation.

C. Additionally, the company may obtain stock subscription warrants in accordance with a vote by the board of directors at any time without compensation.

[6] Other stock subscription warrants

The determination of the details of other stock subscription warrants is delegated to the board of directors.

[7] Upper limit on number of stock subscription warrants

The maximum limit shall be 38,000 warrants.

(2) Payment price of stock subscription warrants

Money need not be paid in exchange for stock subscription warrants.

(3) Conditions for exercise of stock subscription warrants

i. At the time of exercising rights, the warrant holder must be positioned as a director, an executive, an auditor, an advisor, or an employee of this company or a company affiliated with this company. However, our company places no such limitation in the case of resigning due to the fulfillment of one's appointed term, compulsory retirement, permanent transfer, or other reason deemed reasonable.

ii. In the event of the death of the warrant holder during the exercise period, the inheritor of that person may inherit the warrants.

iii. Other conditions related to the exercise of warrants are to be determined in the allocation contract for stock subscription warrants.

(4) Other criteria for subscription

Decisions as to the date of allocation of the stock subscription warrants and other criteria therefore is delegated to the board of directors.

Memo space

Guide Map to the Venue of the Shareholders General Meeting

Venue	Shibuya 4-4-25, Shibuya ku, Tokyo Ivy Hall, Aogaku Kaikan Building, B2F, The Saffron Room Tel: 03-3409-8181 (main)
Transport	- Alight at Omotesando station, Ginza subway line. (Shibuya – Asakusa) - Alight at Omotesando station, Chiyoda subway line. (Toride – Atsugi) - Alight at Omotesando station, Hanzomon subway line. (Oshiage – Chuo Rinkan)



至新宿
こどもの城
国連大学
OVAL PLAZA
紀ノ国屋
青山通り
地下鉄半蔵門線・銀座線
地下鉄表参道駅
明治通り
青山学院
山手線
渋谷駅
(東急百貨店)
旧東急文化会館
アイビーホール
青学会館
至恵比寿

END